Exhibit 99.2

Annual Report & Accounts 2002

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ROYAL & SUNALLIANCE

‘All of our actions have one aim; to produce a Group that is disciplined, focussed and well positioned to deliver consistent returns to shareholders.’

Contents

IFC	Group Overview		Accounts	57	Consolidated Profit and Loss	89	Principal Subsidiary Companies
1	Financial Highlights	38	Directors’ Report		Account: Technical Account –	91	Principal Associated
2	Who We Are	39	Corporate Governance		Long Term Business		Undertakings and Other
	Operating Review	43	Remuneration Report	58	Consolidated Profit and Loss		Significant Shareholdings
4	Chairman’s Statement	46	Directors’ Emoluments		Account: Non-Technical Account	92	Five Year Financial Review
6	Industry Overview	48	Directors’ Shareholdings	59	Statement of Total Recognised	95	Shareholder Information
7	Chief Executive’s Review	50	Independent Auditors’ Report		Gains and Losses	IBC	Frequently Asked Questions
14	Board of Directors		to the Members of Royal &	59	Movements in	IBC	Financial Calendar
16	Operating Reviews		Sun Alliance Insurance Group plc		Shareholders’ Funds
	Financial Review	51	Accounting Policies	60	Consolidated Balance Sheet
24	Group Finance Director’s Report	54	Estimation Techniques,	62	Parent Company Balance Sheet
32	Sensitivity Analysis		Uncertainties and Contingencies	63	Consolidated Shareholders’
33	Share and Shareholder Analysis	56	Consolidated Profit and Loss		Cash Flow Statement
34	Corporate Citizenship		Account: Technical Account –	64	Notes on the Accounts
36	Environmental & Social Report		General Business	87	Segmental Information

Visit www.royalsunalliance.com for more information.
This Annual Report & Accounts contains forward looking statements as defined in the US Private Securities Reform Act. For a discussion of factors which could affect future results, reference should be made to ‘cautionary statements’ on page 95.

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KEY AREAS OF BUSINESS	Commercial, one of the leading UK insurers
writing all major classes of commercial insurance
MORE TH>N™, our direct personal business
offering a broad range of personal finance
products and services
Personal intermediated, a leading provider of
personal insurance through brokers, affinity
partnerships and corporate partners
Life, closed to new business but continuing to
service the needs of our existing customers

KEY OPERATIONS	Three active business areas, Commercial,
MORE TH>N™ and Personal intermediated
together with our closed Life operation supported
by UK wide business services functions

KEY STRATEGIES	To focus on Commercial, MORE TH>N™ and
profitable Personal intermediated lines, exiting
unprofitable business
To reduce costs by £95m and achieve claims
and underwriting improvements of £105m
To run off Life business in the most cost
effective way

HIGHLIGHTS 2002	UK Commercial significantly exceeding
10% net real ROC targets
MORE TH>N™ delivering well against its
ambitious launch targets – already achieved
32% prompted brand recognition
Significant efficiency improvements already
underway in general businesses and closed
Life company

PREMIUM INCOME BY BUSINESS SEGMENT – £M

UK

Royal & SunAlliance

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Commercial, covering a broad range of needs	USA, focus on specialty and differentiated lines in	We write general and life business in Australia
from the small and medium business segment	both business and personal insurance, one of the	and New Zealand
to large risk managed businesses	top 25 property and casualty insurance groups	We write general insurance in Japan, China,
Personal, comprising mainly household and	and top 15 largest commercial insurers	Hong Kong, Singapore, India, Pakistan, Korea, the
motor covers	Canada, provides a range of commercial and	Philippines, Malaysia, Thailand and Brunei through
	personal insurance products and services, fourth	owned operations and equity investments
	largest general insurance group by market share	Products include general insurance, life risk,
	Latin America, a leading provider of life, pensions	superannuation and asset management, marketed
	and general insurance, with a significant market	through a wide range of insurance and financial
	presence in Argentina, Brazil, Chile and Mexico	service distribution channels

Operations in a number of European and Middle	In addition to the Royal & SunAlliance brand; USA:	In addition to the Royal & SunAlliance brand;
Eastern markets, including leading brands such as	OrionAutoSM, Viking Insurance and Grocers Insurance	others include AAMI, Australian Pensioners
Codan in Denmark and Trygg-Hansa in Sweden	Company; Canada: Western Assurance Company,	Insurance Agency, Connelly Temple, AA
	Johnson Corporation, Agilon Financial, Ascentus	Insurance, AXIOM, IMIA and Mariner
Insurance, Noraxis Capital and Agilerus Investment
Management; Latin America: La Construcción

To maintain strong controls in the core activities of	To achieve profitable growth and deliver exceptional	To achieve the IPO (Initial Public Offering) of
underwriting, claims and expense management	value to our stakeholders through a tighter strategic	businesses in Australia and New Zealand
To exploit the synergies of our Nordic and Middle	focus and absolute rigour in achieving operational	To continue to improve the quality of the business
Eastern business models	excellence across all areas of business	underwritten elsewhere in Asia through a disciplined
	To manage a portfolio of businesses that excel	approach to underwriting and pricing
in their chosen customer segments by offering
differentiated insurance products and services

	USA, implemented restructuring plan streamlining	Excellent financial performance from
Further significant disposals in Benelux, Germany	operations to two divisions focussed on core	major operations
and the Isle of Man, largely completing the	businesses. Achieved strong rate increases	Strong growth from the Australian direct
Region’s restructuring programme	Canada, undertook major initiatives to restore	underwriter, AAMI
Consolidation of the regional hub models in the	profitability and exploit hardening markets. Focussed on	New Zealand awarded ‘Underwriter of the Year’
Nordic and Middle Eastern regions	building a strong position in niche markets and products	by Independent Insurance Brokers Association
	LA&C, achieved significant rate increases, successfully	and ‘Insurance Company of the Year’ by
	and profitably integrated new operations in Brazil	Corporate Insurance Brokers of New Zealand
and Mexico

EMEA	AMERICAS	ASIA PACIFIC

Royal & SunAlliance is one of the world’s leading insurance companies and for almost 300 years we have been underwriting risks for individuals and business clients. With our worldwide network of partner companies we are able to provide cover in over 130 countries.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Financial Highlights The major feature in these results is the development in the underwriting loss attributable to prior years, amounting to £595m.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Who we are

Royal & SunAlliance is one of the world’s leading global insurers. We are also one of the world’s oldest insurance companies tracing our roots back to 1710.

More than three quarters of our business is general insurance with the rest in the life, savings and investment businesses. We have operations in around 40 countries and the ability to cover risks in over 130 countries, giving us one of the few truly global networks in the insurance industry. Worldwide we provide services to over 20 million customers.

We operate local, focussed life operations but we are placing our growth emphasis on the general insurance business, where we are strongest and where we believe that the returns are going to be greatest over the next few years.

History
The history of Royal & Sun Alliance Insurance Group plc is really the story of how insurance began and has prospered for over 290 years. It involves the histories of many companies other than the three which you can find in the current name – the Sun (founded in 1710) which is now the oldest insurance company transacting business in its own name, the Alliance (founded in 1824) and the Royal (founded in 1845).

We have a long history of operating internationally: on the European mainland since the late 1700’s; in the United States and Canada since 1804; in Australia since 1848; in South Africa since 1852; in Chile since 1856 and in Argentina since 1874. We also operated in India and China from 1852 until nationalisation and were the first UK general insurance company to return to both markets, re-opening in China in 1998 and in India in 2000.

The Group is the product of a continuous process of amalgamation which has included Westminster Fire Office (founded in 1717), London (founded in 1720), Phoenix (founded in 1782), County, Sea, Beacon, Liverpool Fire & Life, Globe, Law Fire, Lancashire, Household & General and more recently Tyndall in Australia, Trygg-Hansa in Sweden and Orion Capital in the USA.

Business Performance
Our focus on general insurance is driven by our return on capital (ROC) targets and our belief that a well run general insurer can achieve excellent returns. We allocate

Sphere of Influence since 1710	1710	1720	1782	1824	1836
	Sun founded The oldest insurance company transacting business in its own name	London founded	Phoenix founded	Alliance founded	Liverpool & London & Globe founded

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

capital to our operations based on a sophisticated risk based capital (RBC) model. This model allows us to compare risk based returns for each operation and influences our policy on investment and reinsurance.

Geographical spread gives businesses an advantage, no single event will hit all of their operations. By contrast, single market businesses have to hold enough capital reserves to cover the worst loss that could happen in their particular country of operation. Therefore, we can run an international business with smaller amounts of capital attributed to each operation than is required by independent businesses in exactly the same countries.

Strategy
During 2002 we announced plans to refocus the Group. We anticipate that this will significantly reduce our net written premiums in the future and that we will sell or close a number of businesses and withdraw from a number of countries of operation.

Because our primary focus is on customers rather than products, we provide insurance solutions and services through multiple distribution channels, reaching the customer in the way that they choose.

We are organised into four distinct regions based on time zones – the UK, EMEA (Europe, Middle East & Africa), the Americas and Asia Pacific.

We organise our business this way because we believe that our customers are best served by empowering people on the ground who understand local conditions and customer needs. At the same time, our Regional managers have access to our underwriting capacity and global knowledge base through a network of technical and functional practice groups and support teams, which function across Regional management boundaries.

With the internationalisation of business, our commercial customers are increasingly seeking seamless coverage in all of the markets where they operate. Accordingly, we anticipate that the ability of an insurer to provide global coverage will be an ever more important competitive advantage.

With our worldwide network of partner companies we will retain the ability to provide cover in over 130 countries while reducing the number of countries in which we have operations.

Throughout our business, actions are being taken to improve customer service.

We are looking to build market share in a controlled fashion, focussing on areas where this can be done profitably. Our overall aim is to use customer focus and operational excellence to deliver shareholder value.

Our target

To generate a return on capital which is 4 points higher than our cost of capital, which is currently around 9%. This nominal ROC of 13% net of tax translates to a net real return of 10%. For general business, to achieve a 10% net real (i.e. after tax and inflation) ROC, we need to achieve, on our current portfolio and investment assumptions, an operating ratio of 102%. (The ratio of claims and expenses to premiums).

1845	1919	1959	1965	1996	2002

Royal founded	Royal merges with Liverpool & London & Globe	Sun merges with the Alliance	Sun Alliance becomes Sun Alliance and London as two of the world’s oldest insurers get together	Royal & Sun Alliance Insurance Group plc established On the 19th July Royal Insurance and Sun Alliance Group merged to form the UK’s largest general insurer	The Group announces restructuring plans to become a smaller, more focussed general insurer

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Chairman’s Statement

This will be my final year of reporting to you as Chairman. As many of you will know, I will have retired by the time this report is published, to be succeeded by John Napier. There will be plenty of challenges facing him but I firmly believe that, with the support of the new management team, he will be able to steer the Group through the issues currently facing it to the strong position that it deserves.

Programme of change
In November last year we announced a programme of actions that, we believe, represent a major turning point for the Group. They will result in significant changes to the shape of the Company while being broadly consistent with the strategy that was already in place. These are actions that the Board and the management believe are absolutely essential. All of them have one aim, to produce a Group that is disciplined, focussed, and well positioned to deliver consistent returns to shareholders.

Your Board is totally committed to achieving these new business and financial plans. We are closely monitoring their implementation – holding management accountable every step of the way.

You will have seen changes to the senior management at Group level. Over the past year we have also changed the senior teams in the UK and the US. Duncan Boyle and Steve Mulready were appointed to head up our operations in those two markets, and they in turn have been strengthening their own Regional management teams.

The November review has resulted in a number of radical action plans to reshape the Group, including the proposed Initial Public Offering of our Australian and New Zealand businesses. We will be concentrating primarily on markets and businesses where we can build and sustain competitive advantage, and we will withdraw from areas that are unprofitable or lack strategic fit. We will also be seeking every opportunity to maximise shareholder value, including disposing of businesses whose true value is not reflected in our share price and is unlikely to be in the foreseeable future.

We aim to reduce the overall level of personal lines premiums, with specific emphasis on unprofitable intermediated business in the UK and in Canada. We do, however, foresee good opportunities for growth in direct personal lines and carefully selected intermediated business in these and other markets. We also intend to increase commercial premiums, particularly in the UK.

Our focus must and will be on profit. If this is at the expense of volume or market share then so be it.

Operational targets
We remain committed to generating a 10% net real return on capital. In light of the continued stockmarket volatility and the lower levels of long term inflation that we anticipate, we will adjust down our investment return assumptions with effect from 2003. We now set a target for underwriting profits when market conditions are positive for the industry, as they are at the moment.

The results
2002 was not a year of strong performance for the Group. Our Group operating result based on longer term investment return was £226m. This is an improvement on our 2001 result but was overall another disappointing outcome. The Group recognises both the need for change and the urgency of taking action to bring about that change. As I outlined above, we have already begun to implement a radical programme to ensure it happens.

General insurance
In 2002, we produced a general business operating result of £89m, this is an improvement of £100m on last year but still below the performance that the Group is capable of achieving. The actions that we have taken to strengthen provisions for general business claims have of course contributed to this, but this is not the sole cause. Parts of our book of business continue to receive remedial action.

However, the general insurance result was not all bad. Many other businesses, such as UK commercial, US personal and commercial property, Asia Pacific and Latin America & Caribbean, produced another year of good, solid results, demonstrating the capability for general insurance to produce acceptable returns on capital.

‘Our focus must and will be on profit. If this is at the expense of volume or market share then so be it.‘

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Life
The overall life result for 2002 of £227m contains a one off contribution of £50m from Codan following changes in the way that Danish insurance companies share profit between policyholders and shareholders.

In August of 2002 we announced the outcome of our review of the UK Life company. At the end of 2001 we had closed our with profits funds to new business and, as a result of the review, the remaining funds closed to new business in September 2002. As part of our Operating and Financial Review, announced in November 2002, we outlined our plans to run off the business in a cost effective manner, including seeking to outsource the administration of the closed funds.

We achieved this goal in February of this year, announcing that we had secured a competitive and flexible deal with Unisys for the future administration of the business. As a result 1,700 staff will transfer to Unisys.

The UK Life company was fined £1.35m by the Financial Services Authority (FSA). The fine was for poor implementation and weaknesses in our controls of the personal pension review. These issues were uncovered in 2000 and the FSA acknowledged that we had subsequently undertaken an effective and extensive review.

Regulatory environment
The regulatory position is developing and changing and makes projections of our regulatory capital inevitably less certain. Changes, including the EU Groups’ Directive and consultation papers issued by the FSA, followed by further guidance, have helped clarify the likely requirements, although there remains considerable uncertainty. What is certain is that statutory solvency requirements in the future will change with the trend being towards more sophisticated risk based models being used to determine increased required solvency levels.

The regulatory issues, and the uncertainties that relate to general and life insurance business, are set out in the Finance Director’s report.

Balance sheet
We saw a fall in our shareholders’ funds from £4.7bn in 2001 to £3bn in 2002. Significant factors affecting this movement include, writedown of goodwill, exchange losses and weaknesses of investment markets. While this has clearly not been an easy time for the Group, the action that we have taken since 1998 to significantly reduce our exposure to equities, has served to limit the damage. Over the last few years, we have reduced our overall equity holdings by nearly £12bn.

We have continued to reduce the proportion of our investments held in equities to approximately 10%, and the general funds – with equities of around £1.2bn – are now at the Group’s target level.

During 2002, we set ourselves a target of releasing £800m of capital by way of a programme of disposals and also releases from the UK Life company. This target was passed within the timetable we set and serves to strengthen our belief that the disposal programme we intend for the next two years will succeed.

The programme of actions that is now underway will, we believe, improve our operating performance and strengthen our capital position. Disciplined underwriting and capital prioritisation should ensure we make better use of the capital available.

Rating agencies
Over the course of 2002, our credit ratings from all of the major rating agencies were revised downwards. Regaining our target ratings, which are higher than the ratings we currently have, is a priority for us and we believe that our plans will achieve this. Following the announcement of our plans in November, AM Best affirmed our ‘A -’ excellent rating and changed the outlook from ‘negative’ to ‘stable’. Standard & Poor’s moved the Group rating to ‘A-’ with a ‘developing outlook’, but indicated that the plans are expected to improve capital adequacy to strong levels; they also expect them to be earnings enhancing.

Share price
Our share price over the year has continued to be negatively impacted by: the state of investment markets generally, the attitude of investors to the insurance market and our poor results. There has been concern about our ability to take advantage of the current strong conditions in the general insurance market because of the capital constraints that we have faced. As we reshape the Group and remove that constraint, we believe that investors will regain confidence in our ability to deliver on our plans and that we will see an improvement in their valuation of the Group.

Dividend
For 2002, the Board decided, against the background of the results for the year and investment markets, to set a final dividend of 2.0p, giving a total dividend for the year of 6.0p.

Looking forward
Bob Mendelsohn led the Group through difficult times for the insurance industry. He set a firm strategic direction and did much to drive change in both the business philosophy and in the culture of the Group. However, because progress to extract the greatest benefit from that work was not fast enough, the Board decided that the interests of the Group would be best served by a change in the top management.

Bob Gunn has very effectively steered the Group through this time of transition and will leave it well positioned for Andy Haste, who assumes the role of Group Chief Executive at the beginning of April.

Although Bob was prepared to step in until a permanent Chief Executive could be appointed, he indicated that he did not wish to be considered as a candidate. During his 30 years of service, Bob has made a tremendous contribution to Royal & SunAlliance, and I would like to take this opportunity on behalf of the Group to thank him and to wish him well in his retirement.

We have an excellent management team in place and a powerful recovery plan, which has been endorsed by the Board of Directors and senior management. I am confident that John Napier and Andy Haste will provide the leadership to ensure we implement that plan, improve our performance and deliver stronger results. With their broad experience outside the insurance industry, they will bring a fresh perspective to the role and valuable insights into how change and business improvements have been implemented in other major companies.

I am confident the future will see Royal & SunAlliance produce the results that a company with its pedigree should.

Finally, I would like to offer my warmest thanks to all of my fellow directors, management and staff of Royal & SunAlliance for all their efforts over my six year tenure. I have enjoyed chairing the Group.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Industry Overview

2002 was a year of unprecedented financial challenges for the insurance industry. Balance sheets and investment portfolios have suffered badly. At the same time we are seeing fundamentally good signs for the insurance business with continued positive development on pricing of risks worldwide.

Overall, investment markets worldwide continued to be very volatile and, for the first time since the 1940s, recorded their third successive year of overall decline. The FTSE 100 declined by nearly 25% over the year and the Dow Jones Industrial Average by over 16%. Investor confidence was further undermined by the high profile corporate scandals of Enron and WorldCom in the US during the year and concerns about when, and if so where, it might happen again. This picture has continued into 2003 as the international political situation increases negative investor sentiment.

Insurers worldwide have seen their valuations tumble and their balance sheets badly affected. The Dow Jones Euro Stoxx Insurance Index fell by over 50% and the FTSE All Share Insurance Index by nearly 47% in the year. Issues such as asbestos, further provisions for other bodily injury claims and concerns over the solvency of life insurers, have all had an adverse impact on investors’ perceptions of the insurance sector. There has also been concern about the potential level of exposure that insurers have to corporate bonds and the impact that further company failures might have.

As a result of the economic conditions and investor concerns, Regulators, in the UK and US have been working to develop new approaches on governance controls and risk management. This move is to be broadly welcomed but, with the long list of issues that the industry is expected to address, it will be a challenge. While welcoming the more active regulatory environment, concerns remain about the potentially damaging nature of any longer term regulatory uncertainty and we would therefore look for implementation of any revisions in as timely a manner as possible.

The continued stock market declines have had one positive side effect for insurers; they have reinforced the message that writing with the aim of a breakeven result or an underwriting profit is essential. In recent years the industry has been able to rely on investment income to compensate for losses from writing business at uneconomic rates, but this is a thing of the past. Helped by this recognition, on the business front the picture in 2002 was altogether more positive.

The level of natural catastrophes in the year was relatively benign, as it was in 2001. The attack on the World Trade Center in 2001 led to insurers losing billions of dollars of capacity, which served to accelerate the move to realistic pricing of risks that had begun earlier in 2001. As a result, 2002 has seen significant price increases being achieved on lines of business that had previously been very resistant to movement. Worldwide commercial rates have benefited in particular. That trend seems likely to continue during 2003 in major commercial markets. Terms and conditions have also been significantly strengthened across most lines of business.

The key to success for general insurance companies in the future will be a sharp business focus, specifically underwriting discipline and expense control. For all companies the combination of capital constraints and regulatory pressures will make a more sophisticated understanding of risk based capital needs essential.

Insurers who adapt to these changes will create substantial value for their shareholders.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Chief
Executive’s
Review

‘Royal & SunAlliance is
concentrating on those markets
and businesses where we
believe we can build and sustain
competitive advantage. As a
result we will be a smaller, but
more focussed, general insurer.’

Our six core principles for delivering results

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Chief
Executive’s
Review
(continued)

2002 has not been a good year for the insurance industry, and certainly not for Royal & SunAlliance. We have probably all spent time reflecting on recent events within the Group, but the fact is we are where we are for a number of reasons –some of which were beyond our control, but by no means all. Now we have to put all that behind us and move on.

As the Chairman has already said, we recognise both the need for change and the urgency in bringing about that change. Despite good performances by many of our businesses, the Group’s overall results in recent years have been disappointing. The Group operating result (based on LTIR) for 2002 of £226m, is significantly better than that of 2001, but still not acceptable. This can in part be put down to prior year deterioration of £595m, including the strengthening advised in the third quarter of 2002. It has also been hit by the industry environment and events beyond our control. But part of it is down to our failure to extract the best performance from a number of areas of our business. We have not executed our strategy as effectively and as quickly as we should have done, and we have not produced the results we should.

That said, the outlook for general insurance is very good at the moment and we are determined to capitalise upon it.

We are in a unique period for the general insurance business. It has been described as the best and worst of times. Insurers have been severely impacted by a combination of circumstances and events that have led to significant stress on the industry. Extreme weather events, the horrific acts of terrorists, the significant declines of equity markets and investment returns and some of the major legacy issues the industry has faced, like asbestos, have all taken their toll on earnings, balance sheets and management.

At the same time, we finally have market conditions – particularly for commercial insurance – that are fundamentally addressing the chronic underpricing and basic weakening of terms and conditions that have been a feature of this business for as long as I can remember.

Given these market conditions, and our own position and circumstances, we determined in August to undertake the detailed Operating and Financial Review that we unveiled in November last year. We have made decisions – some of them hard and many of them requiring time to execute.

The future shape of the Group
Royal & SunAlliance is concentrating on those markets and businesses where we believe we can build and sustain competitive advantage. As a result we will be a smaller, more focussed general insurer.

Our primary markets will be those where we have a significant capability, presence and scale, as well as a solid reputation.

Codan has introduced a new pension product ‘Time Pension’ that is so revolutionary that they have applied for a patent on it.

We will focus on business
that has a sustainable
competitive advantage

Our focus remains on general insurance both commercial
and personal.
Our primary markets will be those where we already have a
significant capability, presence, scale and solid reputation. We will only compete where we believe we have a model for sustainable advantage and can see excellent opportunities for a well managed, disciplined and focussed general insurance company.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

UK
The UK is our biggest market, and will continue to be key to our success as we move forward. We see excellent opportunities for a well managed, disciplined and focussed general insurance company in this important market.

During 2002, the very strong performance from commercial lines continued and we produced an underwriting profit for the year, despite claims provision strengthening across most classes. Personal lines performed less well, in part as a result of record levels of weather claims throughout the year. We paid out £82m more to individuals for weather claims in 2002 than in 2001. We also increased claims provisions, notably for intermediated motor where we have seen steadily increasing bodily injury claims payment levels. We have some fundamental underlying issues with our personal business, around pricing for claims inflation, that we have now begun to address.

Our direct personal business MORE TH>N™, which we launched 18 months ago with some demanding targets, is well on track to being one of the top three direct players in the UK. The advertising campaigns that have run throughout the year have been very successful. Indeed, we have won a number of awards for our brand marketing and websites.

Our intermediated personal lines are the subject of some tough action. We are going to reshape this business, it will be smaller and it will be concentrated on business where we believe we can make a sustainable profit.

We are already achieving a Group target return of 10 per cent net real return for the commercial business. Our aim is to achieve this target return on capital for Personal intermediated and MORE TH>N™ by the end of 2004.

USA
The US remains a very significant market for us. During 2002 we implemented a restructuring plan that streamlined operations to two divisions focussing on mainstream general (property and casualty) business insurance and standard & nonstandard personal insurance. We will continue to restructure and refocus, exiting six businesses. Through our actions we aim to reduce expenses in the US by $115m. In total we anticipate a reduction in headcount of some 1,500 – around 20% of the workforce.

Middle market is the largest portion of our commercial book and we believe our segmented approach gives us a competitive advantage. Of the 92 different

‘The outlook for general insurance is very good at the moment and we are determined to capitalise upon it.’

We will ensure capital prioritisation

Our new business focus will mean exiting a number of operations, including businesses that are unprofitable and that we think will continue to be challenged, and businesses where there is a limited strategic rationale and would require a disproportionate amount of time and capital to solidify longer term advantage.

The capital that is released will be allocated to those lines of business that have the prospect of long term profitability and those which are already achieving their target rates of return.
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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Chief Executive’s Review (continued)	industry segments that we could write insurance for, we only work in eight – and we have dedicated underwriters for each one of these – ensuring specialist knowledge and understanding.
Our US personal lines business has historically outperformed the industry. During the year we have significantly reduced the number of agencies that we work with and also withdrawn from states where we see no possibility of profit.

Actions taken to increase claims provisions for US personal auto meant that this line moved to an underwriting loss for the year.

During 2002, along with most other property and casualty insurers in the US, we increased claims provisions for asbestos and a number of casualty lines, particularly workers’ compensation.

Europe
We are one of the leading insurers in Scandinavia, particularly in the larger markets of Denmark and Sweden. Results in this region have been improving and we expect the positive trend to continue.

During 2002, as part of our overall restructuring plan for the Region, we disposed of a number of operations across Europe, notably: the Isle of Man, Germany, Benelux and our Italian direct operation. We also acquired a commercial portfolio of business in Scandinavia.

Storms and floods in Germany and Ireland and an unusually high level of large losses in Benelux and Scandinavia all contributed to an underwriting loss for the year.

Canada
We also have a strong market position in Canada. We acknowledge the current performance of our Canadian company is disappointing, regardless of the fact that the market there generally has been	challenged. Nevertheless, our Canadian company has an excellent longer term track record. We believe it is strategically well positioned and we are confident that management’s actions to improve performance are correct and will produce returns to justify our confidence.

The Canadian result for 2002 was poor with both personal and commercial lines producing a significantly worse result than in 2001.

Personal auto has required considerable claims provision strengthening particularly in respect of bodily injury claims in Ontario. We also saw a number of large losses towards the end of the year. We are implementing premium rate increases across this book of business and are finally seeing real evidence of a market wide move to higher rates. By contrast household produced an underwriting profit for the year.

Commercial lines saw a marked deterioration for auto and general liability, again reflecting claims provision strengthening and increased levels of large losses. Property and ‘other’ lines both produced underwriting profits.

Our Irish operation is committed to communicating to its Broker customers. A new website is helping them to explain why we are increasing premiums.

We will enforce the strictest
underwriting principles

Absolutely fundamental to our success will be how we deliver the basics of the business, including underwriting. Disciplined underwriting is based around technical price being the minimum price we write business at. That applies in soft and hard markets, so if we can’t get our minimum technical price in future we will, generally, walk away from the business.

The actions that we are taking to deal with our underperforming businesses should result in a reduction of approximately £1bn in premium income by the end of 2004.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Other markets
We will also remain in other markets where we believe we have a strong strategic rationale and an operating model that facilitates the creation of value. This includes a number of developing markets like India.

Business actions
Obviously, our focus will mean exiting a number of areas. These include businesses that are unprofitable and we think will continue to be challenged; businesses where there is a limited strategic rationale, and that would require an unacceptable amount of time and capital to solidify longer term advantage; and businesses where there is a disproportionate risk aggregation, even though they may, in fact, be profitable.

We continue to seek opportunities to maximise shareholder value, including divesting of businesses where there is an opportunity to unlock value at the local level. That is certainly the case with Asia Pacific, where during the first half of this year we intend to launch an Initial Public Offering (IPO) for businesses in Australia and New Zealand, which together constitute the majority of our presence in the Region. We expect this to create a major new listed insurance entity in the Australasian market, while releasing significant value and capital for the Group.

Since we made the announcement in November, we have sold our German operations, significantly reduced our exposure to aviation insurance by reducing our participation in Global Aerospace Underwriting Managers (GAUM) 2003 pool, sold 80% of our holding in GAUM, and made two disposals in Asia Pacific. We anticipate completing the sale of RSUI, our US surplus lines operation, by the middle of 2003.

In February, we announced the outsourcing of the administration of our closed UK Life funds to Unisys, with the transfer of 1,700 jobs.

Our focus on fewer businesses in fewer markets clearly has a significant impact on our overall business going forward. Our target is to reduce net written premiums from £8.5bn in 2002 to £5.5bn by the end of 2004. We are becoming smaller but we will remain a substantial international insurer capitalising on profitable growth prospects in those markets in which we remain. We also intend to be a much higher performing company.

‘Our strategic direction will continue as before but with a much stronger emphasis on action, implementation and delivery.’

We will put strong
emphasis on performance

Our target of achieving a rate of return of 10% net real
across the cycle is unchanged.

We fully support the view that strong market fundamentals
require strong company performance. We will therefore set
ourselves more demanding internal performance targets for
those times when underwriting profits can and should be
expected from a high performing company.

Our focus must be and will be on profit – if this is at the
expense of volume or market share, then so be it.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Chief
Executive’s Review
(continued)

‘We are implementing
more vigorous controls
from the centre across
all key disciplines.’

The US remains a significant market for us. Personal lines has historically outperformed the market and our middle market segmented approach gives us, we believe, a competitive advantage.

As I said earlier, we have had to make some very tough decisions. Inevitably, the actions we are taking will result in a significant reduction in the number of our employees worldwide. While many of these employees will be transferred with the businesses that we are selling or divesting, regrettably, there will also be redundancies. We have no choice. We have to do what is in the best interests of the Group as a whole. If we are to be the focussed, competitive, high performing business we wish to be – and indeed need to be – that means reducing both our portfolio and our cost base.

Demanding targets/disciplined approach
In terms of the business we write, there has to be a significant change in our mindset and approach. We are being more disciplined in adhering to our underwriting principles and are introducing more rigour and control in our processes. We are writing business for return on capital – not volume or market share.

Our target return on capital has been maintained at 10% net real over the cycle. However, given current market realities, in November we announced a reduction in investment return assumptions. As a result, from 2003, our combined ratio target has been adjusted to a more demanding level of 102%. Having said that, we fully support the view that strong market fundamentals require strong company performance. We have set ourselves demanding internal performance targets for those times when underwriting profits can and should be expected from high performing companies.

Of course, these targets and goals will not simply be achieved by decisions about where to compete and where not to, or how we adjust or change our portfolio of businesses. Fundamental to our success will be how we deliver the basics of our business, such as claims, underwriting and expense management – and we believe there are significant opportunities for improvement in all three.

We have already identified £350m of savings that we believe will be made mostly in the UK, US and Canadian operations as they restructure and refocus over the next 18 months. We believe that there is room for further savings from our other operations.

A focussed corporate centre
A company that is more focussed strategically and operationally requires a more focussed corporate centre. We have reviewed the head office operation and also decentralised or outsourced a number of functions currently handled at the centre. This will result in a reduction in head office employees from 290 to 150 during the first half of 2003. We will also be rationalising locations.

Along with the true corporate functions the primary focus of our smaller corporate centre is on:

Risk management

Capital management

Change management and performance improvement

Underlying our commitment to delivery and execution, each of these areas is headed by a member of senior management and supported by dedicated teams at the centre and in the Regions. During 2002 we appointed heads of Group Risk, Capital Management and Change Management.

We will ensure rigour and
control across all disciplines
and procedures

In future we will be focussed on fewer operations and lines
of business. We will be concentrating primarily on markets
and businesses where we believe we can build and sustain
competitive advantage and we will be exiting areas that are
unprofitable or lack strategic fit.

Our approach to business will be based on discipline, focus
and control with an emphasis on delivery.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

A solid capital position
The series of actions we have announced will, we believe, not only improve our operating performance, but also strengthen our capital position. Disciplined underwriting and capital prioritisation in support of higher performing businesses are designed to ensure that we make better use of the capital available.

In looking at our capital requirements, we worked with independent actuaries to review potential liabilities in the general and life businesses. Those reviews confirmed that our provisions in the general business were reasonable, however, we believed it would be prudent to increase them, which we did in the fourth quarter.

With regard to our UK Life funds, the actuarial reviews confirmed that there was no requirement for additional capital at that time. For the Life funds, however, with the expected regulatory changes in the UK, we felt it was prudent to assume that £300m of medium term capital support would be required. It is likely this will be provided by way of contingent loan. This has been included in our capital projections. The decisions made in respect of the UK pension funds, following their actuarial reviews, are detailed in the Finance Director’s report, which starts on page 45.

Maximising return on capital
Like many in the industry, we have seen our capital base eroded, largely due to the impact of falling equity prices worldwide. It is important to ensure that our capital works harder for us wherever possible and that we earn better returns. That will mean withdrawing capital from unprofitable lines and underperforming businesses and diverting it to businesses that are achieving better returns.

Business fundamentals
There is a stronger focus on the fundamentals of our business, our day to day operations and actions to improve our performance. We are seeking to be more disciplined in our underwriting and risk management; more selective about the risks we choose to take on; and more accurate in our pricing of those risks. We also seek to manage our claims more effectively and efficiently, and to improve our levels of customer management and service.

Governance and control
With the increasing regulatory demands being placed upon the insurance sector, it is vitally important that we adhere to consistently high standards of governance throughout our worldwide operations. We are, therefore, implementing more rigorous controls from the centre across all key disciplines. Individual managers still have the autonomy and flexibility to act and make decisions, but within a strict set of guidelines.

Summary
We have a strong management team in place who are absolutely determined to succeed. Improved performance, execution and delivery are an absolute priority. That is what the management team – and we as a Group – will be judged on.

Group

£m	2002	2001

General business
Net premiums written	8,635	8,813
Underwriting result	(916)	(1,230)
General business result	89	(11)
Return on capital employed	–	(2)%

Life business
Net premiums written	1,882	2,899
Life business result	227	186
Shareholders’ interest	1,874	2,503

We will focus on adding
shareholder value

We will be seeking every opportunity to maximise shareholder value, including disposing or divesting of businesses whose true value is not reflected in our share price and is unlikely to be in the foreseeable future.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Board of Directors

Sir Patrick Gillam R, N	John Baker A, R, N	Bob Ayling A, R, N
Chairman until 17 March 2003	Deputy Chairman
(retiring 31 March 2003)

Age 56. Director of the Group from April 1993. Director of Dyson Limited (manufacturing). Director of Holidaybreak plc (leisure) from February 2003. Former Chief Executive of British Airways. Former Chairman of The New Millennium Experience Company. Former Under Secretary at the Department of Trade.

Age 65. Director of the Group from January 1995. Deputy Chairman from May 2002. Chairman of the Audit & Compliance Committee. Non Executive Advisory Director, OFWAT (water regulator). Deputy Chairman of Celltech Group plc (biopharmaceuticals). Former Chairman of National Power plc (energy) and Medeva plc (pharmaceuticals).
Age 69. Director and Chairman of the Group from 1997. Chairman of the Nomination Committee. Chairman of Standard Chartered plc (international banking). Former Managing Director of The British Petroleum Company. Former Chairman of Asda Group Limited (food retailer).

Stephen Hill A	Susan Hooper R	Carole St. Mark R, N

Age 42. Director of the Group from August 2000. Former Chief Executive Officer of the Financial Times Group Limited (newspapers & publishing). Former Chief Executive Officer of the Financial Times Newspaper and Westminster Press Limited and Head of Strategy for Pearson plc (media company).	Age 43. Director of the Group from August 2001. Vice President of Avis Europe plc (car rental) in Europe, Africa, Middle East and Asia. Formerly Regional Director, Europe, Africa and Middle East, of Pepsico International and Non Executive Director of Courtaulds Textiles plc.	Age 60. Director of the Group from September 1998. President and Chief Executive Officer of Growth Management LLC (business development & consulting). Director of Gerber Scientific Inc (computer based systems). Former President and Chief Executive Officer of Pitney Bowes Business Services (business equipment).

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Nicholas Barber A, R	Bob Gunn E	Julian Hance E
Age 62. Director of the Group from January 1991. Chairman of the Remuneration Committee. Director of Fidelity Japanese Values plc (investment trust). Director of Bristol & West plc (financial services). Formerly Governor of the London Business School. Former Chief Executive of Exel plc (formerly Ocean Group plc – shipping & transport).	Acting Group CEO until 2 April 2003
	Age 57. Director of the Group from June 1999. Appointed Group Chief Operating Officer in September 2001 and Acting Group Chief Executive Officer in September 2002. Former Chief Executive Officer of the Group’s Operation in Canada from May 1990, and Group Director of Americas since 1998. Former Chairman of the Insurance Bureau of Canada and the Insurers Advisory Organisation of Canada.	Age 47. Chartered Accountant. Appointed to the Board as Group Finance Director from October 1998. Former Group Chief Accountant and Finance Director of Life and Investment Operations.

E Executive Director A Member of Audit & Compliance Committee N Member of Nomination Committee R Member of Remuneration Committee

	John Napier R, N	Andy Haste

Chairman from 17 March 2003
Age 60. Director of the Group from January 2003 and Chairman of the Group from March 2003. Current Chairman of Kelda Group plc (water utility) and Non Executive Director of Waste Recycling Group plc (utility). Former Executive Chairman and Chief Executive of Kelda Group plc.
Former Chairman of Booker plc (wholesale distributor). Former Managing Director of Hays plc (business services). Former Managing Director of AGB plc (international market research and information services).

Group CEO from 2 April 2003
Age 41. Director and Group Chief Executive from April 2003. Former Chief Executive of AXA Sun Life plc and Director of AXA UK plc (life and pensions). Former President and Chief Executive Officer of Global Consumer Finance Europe at GE Capital UK, Western Europe and Eastern Europe (financial services). Former President of National Westminster Bank’s US Consumer Credit Business (retail banking).

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Operating Review:

Overview of major strategies

UK

EMEA

Americas

Asia Pacific

We are undertaking an aggressive change programme to improve the profitability, efficiency and focus of the business. This programme is well underway following the appointment of Duncan Boyle as UK Chief Executive.

Commercial is performing exceptionally well and we will continue to build this business. Premium growth will continue to be driven by rate increases.

In personal lines, we are a leading direct, broker and corporate partner business. We will continue to invest in the MORE TH>N™ brand to ensure we have a sizeable direct business that competes on both price and service. Intermediated personal lines will become smaller but more robust, using our relationship management, underwriting and claims skills to generate a competitive advantage, while making significant cost savings.

We aim to run off the closed Life company in a cost effective way while producing a consistent profit stream and maximising the release of capital.

Europe, Middle East & Africa (EMEA) is committed to achieving the ROC target through strong controls in the deployment and use of capital and rigorous implementation of our core skills in claims, underwriting and expense management.

We will continue to respond to the needs of commercial and personal customers and seek to deliver a profitable result to the Group through businesses operating in our chosen markets.

We have reorganised local businesses to enable us to exploit synergies from our regional business hubs in the Nordic and Middle Eastern areas.

The Americas Region is pursuing a strategy built around our core operations, investing in those businesses where we believe we can achieve strong market differentiation and exiting businesses not aligned with our long term focus. Our strategic focus is on strengthening performance in targeted specialty products and market segments, enhancing operational excellence and providing outstanding customer service. Strategic execution and discipline are key for the Region.

In the USA, following the appointment of Steve Mulready as President and CEO the change programme is gathering pace.

Across the region we believe that our restructuring programme will result in a leaner, better managed general insurance business emphasising greater specialisation, improved customer service and increased efficiency.

We announced in November 2002 our intention to conduct an IPO of businesses in Australia and New Zealand during the first half of 2003.

Australia continues to develop and refine the core underwriting, claims and customer service competencies. Its strategy is to be a specialist, multi brand, multi niche insurer.

New Zealand has built its strategy around similar principles to Australia including, in particular, strong relationships with intermediaries.

Asia will focus on markets and segments where we have the scale or sufficient competitive advantage to produce the necessary financial returns. We also aim to grow in key development markets such as India and China.

UK			EMEA			Americas			Asia Pacific

		Restated			Restated			Restated			Restated
£m	2002	2001	£m	2002	2001	£m	2002	2001	£m	2002	2001

General business			General business			General business			General business
Net premiums written	3,421	3,487	Net premiums written	1,671	1,601	Net premiums written	2,654	2,983	Net premiums written	884	739
Underwriting result	(180)	(468)	Underwriting result	(191)	(118)	Underwriting result	(535)	(609)	Underwriting result	(13)	(8)
General business result	216	(19)	General business result	10	100	General business result	(202)	141	General business result	86	75
Return on capital employed	11%	(1)%	Return on capital employed	–	8%	Return on capital employed	(16)%	(10)%	Return on capital employed	14%	14%

Life business			Life business			Life business			Life business
Net premiums written	955	1,764	Net premiums written	589	737	Net premiums written	129	195	Net premiums written	209	203
Life business result	110	118	Life business result	62	15	Life business result	20	16	Life business result	35	37
Shareholders’ interest	1,105	1,670	Shareholders’ interest	328	405	Shareholders’ interest	168	174	Shareholders’ interest	273	254

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Operating Review:

Business progress against strategies

UK

Continuing to be a successful and leading player in the UK general insurance market is key to the overall Group strategy.

A new UK Executive team was announced in September including four external appointments and two new UK Director roles responsible for Underwriting and Claims, emphasising the importance we are placing on these critical areas to deliver performance. This team has taken full operational responsibility for the entire UK business.

The UK Executive team is taking tough decisions, using focus, discipline and control to make real changes to the business that we expect to improve our efficiency and profitability. We are committed to delivering on target, using our claims and underwriting skills, coupled with leveraging the excellent customer relationships we already have, to create a platform for strong and consistent returns in the future.

Commercial
The market for commercial insurance remains favourable with a return on capital in excess of 10% net of tax and inflation. Premium growth is primarily driven by rate increases, which are expected to continue at least until the end of 2003.

During 2002, we reinforced our reputation as one of the leading commercial insurers in the UK, continuing to improve performance through a disciplined approach to underwriting. Through segmentation, we are developing differentiated propositions for our key customer and specialist segments. This increased focus is enabling us to respond to the changing demands of our customers. In all segments we continue to drive a programme of improvements to operational effectiveness.

Prioritisation of capital will allow us to pursue all opportunities where we can write good quality business at the right price. Underwriting discipline and focus will be enforced.

Personal Lines
Our multi distribution network gives us a strong position and competitive advantage in the personal lines marketplace. We are taking action to improve the under performing areas of the business so that we can take full advantage of the benefits that this network gives us.

Personal direct
MORE TH>N™ is delivering well against its ambitious launch targets and has already achieved over 30% prompted brand recognition in the 18 months since launch.

The business is focussed on the core motor and home products, where we have a significant market presence.

We are now a leading player in the growing pet insurance market. During 2002, new investment, life assurance and credit card products have been brought to market in order to widen our consumer appeal. Customer product holdings have increased significantly to an average of over two products per customer, with over 35% of sales now coming from existing customers. MORE TH>N™ is currently one of the fastest growing financial services brands, having established a significant position in the direct insurance market.

Personal intermediated
Our intermediated business is being reshaped and a segmented approach has already been adopted. We are focussing on developing mutually profitable relationships to create a smaller but more robust business. We will continue to withdraw from unprofitable deals with corporate partners and brokers. We recognise that we need to improve overall profitability in this area and are working with our corporate partners and intermediaries to improve returns. We will work to reshape relationships where necessary, using our refined business model approach.

We will only be active in specifically selected business segments. This focus will allow us to devote more time and resources to developing profitable elements of our corporate partnership and

UK Commercial insures nearly half a million businesses	UK Personal handles 750,000 claims a year, that’s 85 an hour	MORE TH>N™ insures over half a million homes

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Operating Review:
Business progress against strategies
(continued)

UK (continued)

EMEA

intermediated businesses, particularly in the affinity, niche market and partner broker segments.

We are restructuring this business to improve cost effectiveness by moving from seven main centres to four.

Life
In August we announced the conclusion of our UK Life review and our decision to close our UK Life operations to new business. We are now concentrating exclusively on efficiently servicing the needs of our existing life and pensions customers.

In one of the biggest ever outsourcing agreements in the UK life and pensions market, we announced in February that Unisys will undertake the administration of 2.4m policies of the closed Life business. The deal secures a highly competitive maintenance cost per policy for us, creating a cost base that will be directly variable in line with policy numbers.

Business services
We are reducing the number of core locations at which Strategic Change and Information Systems functions are based from eight to two – Liverpool and Horsham.

We are also improving our administrative efficiency by consolidating 22 regional offices into three large core Customer

Accounts sites in Halifax, Leeds and Birmingham. We have announced the restructuring of the Human Resources area and the setting up of a centralised HR service centre, thereby improving efficiency and service at the same time as reducing costs.

We are taking firm action to reduce property costs. We plan to approximately halve the number of buildings we occupy over the next two years.

As a result of the actions we announced in November 2002, we expect that the number of roles in our general insurance business will have reduced by approximately 2,300 to 12,200 by the end of 2003. In the Life business the numbers will have reduced by 2,700 to around 150. These include the outsourcing projects underway, which should involve the TUPE transfer of around 2,300 roles to other organisations, of which 1,700 will be to Unisys. We have been undertaking full consultations with union representatives on these matters and this will continue. Wherever possible, affected employees will be offered redeployment opportunities within the Group and a proportion of the reductions will be achieved by natural turnover.

EMEA’s five year programme of restructuring is now largely complete. Over the period we have made a number of acquisitions, including Trygg-Hansa in Sweden, Lietuvos Draudimas in Lithuania and Balta in Latvia, which have given us leading positions in our strategically important Nordic markets.

At the same time the restructuring programme has led to the sale of 25 operations and portfolios of business across the Region.

We think of our businesses in three ways:

Core, where we have a substantial share of stable markets that offer a good prospect of profitable trading. These will be the focus for future growth

Non core, where we have a track record of profitable trading but do not have critical mass

Developing, where we believe that there is significant potential for long term growth and profit. Businesses in developing markets will, where possible, be grouped with well established operations to enable

2002 was a year of solid underlying performance by the Region. However, a combination of severe weather events across much of Europe and rising bodily injury claims in the Nordic region have

We are the 4th largest general insurer in Ireland	We are the 3rd largest general and 4th largest life insurer in Denmark	We are the leading international insurer in the Middle East

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Americas

adversely impacted the overall result. We have also increased claims provisions, particularly for liability lines, across the Region. Considerable progress has been made in line with our strategic objectives during 2002. In particular:

We have consolidated regional groupings of businesses in the Nordic and Middle East areas. The Group’s businesses in Denmark, Sweden, Norway and the Baltic Region have joined forces in a pan Nordic integration aimed at becoming the ‘leading and most successful insurer in the Nordic region’. The restructuring has entailed the appointment of a Nordic group management team and is aimed at facilitating closer Nordic co-operation and competitive advantage through knowledge and resource sharing

We successfully implemented a profit improvement and recovery plan in Ireland

We restructured our Multinational Commercial business, which has subsequently been transferred to the UK Region

USA
In the USA we have introduced a new leadership team with strong experience in restructuring and turnaround initiatives. We have also streamlined operations to two divisions, focussing on mainstream general (property and casualty) business insurance and standard & nonstandard personal insurance. We also began the sale process for businesses no longer aligned with our mainstream property and casualty approach. We additionally launched a comprehensive expense management effort, which we anticipate will cut controllable expenses by $115 million and reduce headcount by 800 employees by mid year 2003. We also anticipate the transfer of another 725 jobs out of the company as businesses are sold. These initiatives are expected to result in improved growth and profitability in 2003 and beyond.

Our US Business Insurance Division includes Custom Risk and the Commercial Business Groups. Commercial is focussing on distinct segmented customer groups, including grocers, manufacturing, healthcare, higher education, architects & engineers, and mono line workers’ compensation. The strategy has resulted in a significant improvement in accident year results over the past 24 months. We expect to launch another two segments in 2003. The Division’s Custom Risk area delivered strong results in 2002, particularly RSUI, our surplus lines operation, and our Risk Management & Global (RM&G) operation. RM&G produced an underwriting profit, excluding World Trade Center, and achieved account growth, retention and rate increases, at or above plan. Future growth in our US commercial lines will be premium rate driven. Cumulative rate increases achieved over 2000, 2001 and 2002 exceed 80% and this cumulative upward trend looks set to continue.

US personal has historically outperformed the industry and we have continued to take actions during 2002 to further improve this position. Premium rate increases of 13% were achieved. Auto claims frequency was reduced by 7% through a series of actions including the augmentation of pricing and selection processes by the use of insurance scoring for standard business. Auto agencies were reduced by 2,800; we stopped writing business in three unprofitable states for non standard business and headcount was reduced by 8%. Future premium growth will be rate driven and we anticipate further expense and headcount reductions.

Canada
To restore profitability in 2003, our Canadian operation has accelerated its strategy of focussing on niche and specialty businesses and achieving required premium rate increases. Strategic and operational initiatives have produced an improvement in the quality of business.

We operate in 10 countries in Latin America & Caribbean	We are one of the 25 largest general insurers and top 15 commercial insurers in the USA	We are the fourth largest general insurer in Canada with 50 offices nationwide

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Operating Review:
Business progress against strategies (continued)

Americas (continued)

Asia Pacific

We grew three key businesses – Johnson Corporation, our Canadian direct operation; Western Assurance, our niche personal lines company focussing on the Ontario market; and Agilon, our unit targeting corporate partnership business and specialty risk. We will continue to selectively grow these areas and other targeted small business and specialty segments.

In addition, Canada’s execution of an accelerated and more focussed strategy has resulted in the disposal of underperforming segments and territories and facilitated a more targeted approach to segments with greater profit potential. We have sold the renewal rights of parts of our Quebec personal lines as described elsewhere and are reducing our participation in long haul trucking, risk management and certain segments in the middle market.

LA&C
In Latin America & Caribbean (LA&C) our profitable growth strategy has been successfully implemented through a combination of solid organic growth plus acquisitions in Brazil and Mexico. We have further reduced the volatility of our financial performance through a programme of disposals in the Caribbean resulting in a better overall balance in our portfolio.

We made good progress in strategies relating to technical skills, control and governance, people development, process improvement and investment in technology.

All parts of Asia Pacific contributed to our 2002 result with another good performance in Australia and New Zealand as well as most parts of Asia.

Australia continued to see an improvement in results, demonstrating the success of the profitability and efficiency improvement strategies that were introduced in 2000. The intermediated general insurance business performed strongly and made progress in its specialty multi niche approach. The direct underwriting operations, AAMI and Australian Pensioners Insurance Agency, are showing strong profitable growth, and continue to enhance a competitive advantage in claims management and customer service.

AAMI’s motor claims satisfaction index revealed that 95 per cent of customers were pleased with the management of their claim. Satisfaction levels have been improving over the last two years thanks, in part, to AAMI’s ongoing commitment to improving the quality of customer care.

The New Zealand business increased its ownership participation of AA Insurance signalling its intention to also be a major player in the substantial direct personal lines market in New Zealand.

Asia Pacific	We operate in 11 countries

We are the largest composite insurer in New Zealand	We were the first foreign general insurer to be granted licences to operate in India and China	We have operated in the Region since 1825

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

In 2002, Royal & SunAlliance New Zealand received a number of awards recognising improved performance: ‘The Most Improved Company’ from the New Zealand Business Excellence Foundation; Top Underwriter awards were awarded to the general insurance company by the two major broking organisations; and the Life business was rated ‘Top for Customer Service’ by both intermediaries and ultimate customers in independent surveys.

Elsewhere in Asia, there has been a focus on a continued improvement in the quality of the business underwritten and the contribution made to the Group’s overall targets. This has been achieved by ensuring a disciplined approach to underwriting and pricing, peer and portfolio reviews, technical training and risk management.

Commercial lines growth in Asia was a result of a combination of premium rate increases on existing business and new accounts secured.

Royal Sundaram, our joint venture operation in India, has had a successful year of operation. It continues to set benchmarks in the insurance industry in terms of innovation and service. We now have a network of 17 offices and branches including key regional centres in Mumbai, Delhi, Kolkata and Chennai. During the year we have seen strong development of our personal lines business, through corporate partner business and the acquisition of a number of major multinational commercial accounts. We have launched our Enterprise suite of products for small and mid size businesses and also introduced India’s first property ‘all risks’ package policy.

Market and Economic Conditions
UK
Although dominated by hardening rates, the UK market in 2002 has proven to be challenging for the insurance sector with the prospect of increased regulation and the continuing effect of depressed equity markets restricting capital.

The UK Government agreed to expand the role of Pool Re – which provides cover to facilitate the provision of terrorism cover under commercial property policies on an ‘all risks’ basis.

Flooding and the issue of insurance cover continued to occupy the newspaper headlines. As the existing Association of British Insurers moratorium, under which the UK industry undertook not to refuse flood cover to personal insurance customers, has come to an end, they introduced a new Statement of Principles from 1 January 2003. This means that insurers will continue cover for existing customers who live in areas where the Government will build or improve flood defences by 2007.

Employers’ liability insurance has been an issue for many of our brokers and their clients. Recent law reform, the re emergence of issues around asbestos and other latent disease claims, alongside newer sources of claims such as stress and chronic obstructive airways disease, have compounded the problem of providing cover. As a result the market has become more selective over risks that it will write. The majority of employers’ liability providers, including us, believe that the solution lies in a fundamental reform to the UK system of workplace compensation, which may help to ensure that cover remains at affordable rates. We welcome the fact that the Government is reviewing this area.

EMEA
For EMEA, the insurance industry is experiencing unprecedented change Regionwide. Shifting demographics, deregulation, rising consumer wealth, ‘fast’ technology, smarter competitors and changing distribution patterns are having a significant impact on the way in which financial institutions access and service their customers.

While each market is at a different state of evolution, we face a number of common forces, which influence the overall business environment. Depressed equity markets and operating losses, caused not least by recent catastrophe events, have impacted the industry’s financial strength. Improved pricing discipline is becoming more evident and the withdrawal of competitors from the general insurance market is creating acquisition and accelerated organic growth opportunities as well as improving our competitive leverage. At the same time, customers’ propensity to insure is increasing in face of recent global events and heightened uncertainty of the future.

In spite of this, with the exception of the top end commercial lines segment, we are not seeing the rate hardening within general insurance that was widely expected across the Region, although clearly the pricing, terms and conditions of reinsurance support are more than ever dictating the way in which the primary markets can operate.

In some of the developing markets we are seeing significant developments in the legislation regulating the industry and we are working to ensure that we are closely involved in the consultation processes. In Poland, the Group received an award presented for its commitment in helping to develop the Polish financial services sector through our investment in our local life operation.

Americas
Our operations in the US, Canada and LA&C faced similar market conditions in 2002. Early in the year, the market continued to feel the effects of the World Trade Center attack but, by mid year, was showing signs of greater strength and stability. Increased pricing reflected the hardest insurance market in a decade – a trend complemented by improved underwriting margins and low catastrophe losses. With our restructuring plans now in place for 2003, the Region expects to be better able to capitalise on these market conditions going forward.

Although the US general insurance market improved significantly over 2001, rating agencies continued to downgrade ratings across the industry in 2002, due in part to a combination of reduced capitalisation and weak earnings.

In the US, the federal government approved a three year terrorism reinsurance programme. The legislation limits the amount insurers would have to pay out if another terrorist attack occurs. The bill results in the largest role the US federal government has ever played in property and casualty insurance.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Operating Review (continued)

Net written premiums for the US market increased by 14% in 2002 as substantial rate increases in all sectors – personal, commercial and reinsurance – have been accepted by consumers, agents and brokers. Encouragingly, AM Best have said that they expect the hard market conditions will last through 2004.

The Canadian market is hardening dramatically. With the significant rate increases being achieved, this improving trend is expected to continue into 2003. Despite the overall improvement, the industry continues to experience unsatisfactory auto results in most areas of the country. We have worked with other leading companies to achieve product reform while managing our exposure to the auto segment. This reform combined with a return to underwriting and pricing discipline within the industry are key to industry profit in 2003.

LA&C faced currency devaluations in several countries as well as some political instability in the aftermath of the Argentine financial crisis during 2002. By remaining focussed on our core disciplines of underwriting, claims and expense management, however, we have addressed these issues and improved our regional operating result for the year.

Asia Pacific
A key trend in the Australian insurance industry has been significant market rationalisation. There has also been a move towards increasing capital and regulatory requirements.

The business outlook and market positioning for Royal & SunAlliance in Australia and New Zealand remains strong.

Modest economic growth has been experienced in most of Asia in 2002 with the exception of China where stronger growth has been seen.

Acquisitions, Disposals
and Investments
The UK have sold our Group Risk Operation in Bristol to Canada Life, reduced our shareholding in Global Aerospace Underwriting Managers and reduced our participation in the 2003 aviation Pool, and sold Royal & SunAlliance Investments to ISIS.

This has been another significant year for EMEA as tough decisions had to be made against the backdrop of continuing volatility in the world’s financial markets.

2002 saw us largely complete the final stages of our restructuring plan, which involved the announcement of several significant divestitures, in Benelux, the Isle of Man, Germany and the direct underwriting operation in Italy. We also put our French subsidiary into run off.

Our position in Scandinavia has been further strengthened by the acquisition of Trekroner Forsikring in Denmark. The deal, which was announced in November 2001 and completed during 2002, has increased Codan’s personal lines portfolio by 10% and our gross premium income by DKK 415m.

2002 was also significant for the evolution of our small but profitable Middle Eastern business, where we acquired a commercial portfolio of business in the United Arab Emirates, Bahrain and Oman, strengthening our presence in these markets. Our intention is to create a profitable business of greater scale within the Middle East area.

Our US operation announced plans to sell RSUI, Artis, Affinity Programs, Financial Services and REMi in 2003. In addition, we finalised the sale of our Professional and Financial Risk practice (ProFin) business in 2002 and moved to discontinue our World Assurance business.

In December 2002, Canada concluded a transaction with CGU Canada under which they will offer renewals on parts of our personal insurance business in Quebec, commencing with 1 April 2003 renewals.

Our LA&C operations successfully integrated acquisitions in Brazil and Mexico into the region – a move which immediately had a positive impact on results. In Brazil, we merged CGU Companhia de Seguros SA with our current Brazilian subsidiary. In Mexico, Seguros BBV Probursa was rebranded as Royal & SunAlliance. As part of our move to exit non core businesses and those with significant catastrophe exposure, we completed our withdrawal from Bermuda and the sale of our subsidiary operation in the Bahamas.

The sale of Guardian Trust Australia and Tyndall Investment Management Australia were announced early in 2003. Continued growth in New Zealand reflects the increased investment in AA Insurance. Our withdrawal from the Taiwanese and Indonesian markets is now complete and we are in the process of withdrawing from Korea.

Other Initiatives
UK
Our UK underwriting strategy continues to focus on technical pricing and underwriting for profit. A major project in this area has been the underwriting file review project. This aims to identify very substantial potential benefits from achieving greater underwriting consistency and precision across the commercial corporate book.

In the claims area we are aiming to ensure that we deliver operational excellence in the three areas of; control of indemnity costs, operational efficiency and customer satisfaction.

Our focus continues to be on delivery, and developing truly excellent performance and talent throughout the UK. We are improving HR processes to support and drive a high performance culture. By effectively managing performance our aim is to achieve improved individual and team results, ensuring everyone’s contribution and behaviour is focussed on achieving the aims of the business and is recognised and rewarded.

MORE THAN™ won a number of awards during the year for its approach to customers and its marketing campaign. These included; Best Integrated Campaign from the Financial Services Forum, Customer Services Representative of the Year in the European Call Centre of the Year awards and Best Responsive Website in the Precision Marketing Response awards.

EMEA
EMEA is seeking to improve the performance and accountability of country management teams through the adoption of clearer accountabilities and more specific performance targets.

We are also implementing new risk control measures, which will be reported to the newly created Regional Risk Management Board and the EMEA Executive Board.

Throughout the Region we are increasing our online sales capabilities with Italy, Norway and Sweden all expanding their offering to customers.

For the second year running Codan has taken first prize for call centre operation in the International Teleperformance Customer Relationship Management Grand Prix 2002. We have exported our expertise in this area to Lithuania opening the country’s first call centre during the year.

2002 saw us move into a new market in Bahrain and build upon our new operation in Egypt. Both of these businesses fall within the ambit of the Middle East regional hub operating from Dubai. These two market entries have been undertaken in a low cost manner, which allows the Region to optimise the Group’s network and resources already in place in the Middle East regional structure.

2002 also saw the launch of an important new pensions product by Codan in Denmark. Time Pension, launched in September, introduced the new equalisation principle, a concept which equalises heavy fluctuations in investors’ returns and offers the prospect of higher growth but with a lower risk profile on the investment portfolio. The objective is to offer customers the realistic prospect of earlier retirement. Codan is so confident in this new product that it currently has a worldwide patent pending.

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Inflationary pressures fuelled by recent strong economic growth have led to our Irish operation developing its claims inflation model, which has directly impacted pricing and reserving decisions. The resulting analysis has also helped us to effectively communicate to our brokers the reasons for premium increases.

Overall in 2002, we saved over €3m in Ireland on fraudulent claims and we hope to increase this figure in 2003.

Americas
The Americas are committed to differentiating themselves from our competitors by offering a higher level of service to customers.

In the US, AutoLinkSMour web based policy transaction and information system for the Personal Insurance Division’s nonstandard auto products – attracted nearly 80% of our 11,000 independent agents as users. The system allows agents to quote and bind new business, make cash payments, create endorsements and make policy inquiries online, while saving the company millions of dollars annually. This web based innovation, in combination with a major systems consolidation known as Project Sylvester, also earned AutoLinkSMa permanent spot in the Smithsonian Institute.

To support its business repositioning, Canada has focussed on those broker relationships that have proven to be profitable and have the best prospects for profitability going forward. The company has taken a proactive role in communicating our strategy to brokers, working with them to help consumers understand the reasons behind rising premiums and providing leadership in industry discussions related to regulatory reforms.

We achieved significant recognition for customer service across our LA&C operations. In Argentina, Answer Seguro-on-line, our innovative direct personal lines operation, won four awards in the International Teleperformance Customer Relationship Management Grand Prix 2002; Puerto Rico was voted Insurance Company of the year by the Professional Insurance Agents Association for Puerto Rico and Caribbean; and Chile was the first insurance company in Latin America to be certified ISO 9001: 2000.

Asia Pacific
The decision has been made to insource the Australian and New Zealand data centres, with the operation to be consolidated in Sydney. The decision to consolidate from within the Group was made to gain synergies and cost savings for the Region. The planning for this project began in 2002 and is expected to be complete mid 2003.

Good progress has been made in Enterprise, a new broker channel, and ABBi, a direct marketing operation, both launched in 2001. These two initiatives target small and medium businesses.

The Zenith partnership programme was successfully launched, recognising the most profitable intermediary partners across all businesses. This programme uses web based technology to provide innovative incentives to encourage further growth and profit from the most valuable business partners.

Outlook
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate ratings with the credit rating agencies. The Group aims to maintain ratings at single ‘A’ from both Standard & Poor’s and AM Best and, at the time of writing, both organisations rate us ‘A-’. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the USA.

UK
Our intention is to fundamentally reshape the UK operations into a more disciplined, focussed and well controlled business with a much more competitive cost base.

In 2003, we will continue our programme of radical action to take out costs and improve our operational efficiency and flexibility. In the general insurance business we aim to implement cost reduction initiatives of £95m and achieve underwriting and claims improvements of £105m by the end of 2004. The Life business has also radically reshaped itself to achieve significant operating expense savings.

Going forward, we will be writing business for underwriting profit, not volume or market share. In this way, we aim to strengthen our position as a leading player in the UK general insurance market.

EMEA
For EMEA turbulence in international financial markets and unsettled climatic conditions make the outlook difficult to predict. However, the actions taken throughout 2002, specifically in respect of increasing claims provisions for prior years, give us confidence that the Region is well placed to report a better performance in 2003. To be best able to manage through these times we need to concentrate on core disciplines. Accordingly, we will seek to:

Enhance the competence and quality of our underwriting

Achieve greater efficiencies and control of our claims processes and costs

Maintain our focus on a smaller number of markets and businesses where there is sufficient market share or profitable growth potential to deliver sustainable long term profits

Exercise management control of the businesses through our Executive Management Board, supported by a small highly professional Regional Office

Americas
The Americas Region will continue to support the Group’s capital enhancement plan during 2003 through restructuring initiatives across the three operations. Our key focus will be on achieving immediate financial targets through rate increases and expense reductions. With the increasingly favourable market outlook and our focussed execution strategy, the aim in 2003 is to build upon our excellent results in LA&C and to restore profitability in the US and Canada, achieving underwriting profitability in all three operations in 2004 and beyond.

Asia Pacific
In November 2002, plans for an Initial Public Offering involving Australian and New Zealand businesses was announced. The floatation is scheduled to take place in the first half of 2003, with other operations in Asia Pacific remaining part of the worldwide Group.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Financial Review:
Group Finance Director’s Report

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Group financial position
2002 was a year of unprecedented financial challenges for the Group, and for the insurance industry as a whole, as continued depressed levels of investment markets worldwide continued to weaken balance sheets. This section of the report explains our views of the key financial indicators for the Group and the insurance industry and will discuss our financial results and outlook.

Group financial targets
The Group’s main financial objective is to maximise the return to shareholders by ensuring that our return on capital (ROC) is significantly greater than its cost. This target return, as we have set out for a number of years now, is 10% net of tax and inflation. It is a challenging target but one that we still believe that in the longer term we can achieve and sustain. Our ability to generate this return is dependent in part upon investment market performance and, later in this review,I detail the changes that have been made to our operating targets to recognise the significant changes in investment conditions.

Returns
Clearly recent performance has not met the target returns. Natural and man made catastrophes and inadequate rating for risks have hit our earnings and led to the requirement for higher loss provisions. However, our long term goal of generating the target returns over the cycle, regardless of events, remains unchanged. The radical programme of actions that we outlined in November of 2002, together with the cumulative effect of disposal programmes, underwriting discipline and proactive claims management over the last few years will, we believe, produce improved performance.

Return on equity
The return on equity can be calculated on an accounting basis (including intangible assets such as goodwill) or on a tangible net assets basis.

The returns for the past three years have been below target, principally due to poor underwriting conditions in earlier years and exceptional claims events affecting the whole period. The impact of investment market movements has also been significant, although the reduction in our holdings of equities should serve to reduce volatility going forward.

We continue to make use of subordinated debt, or dated loan capital as it is described in the accounts, as an element of the Group’s capital base, to improve the return on equity. The improvement arises because such debt can be treated as a component of the Group’s capital base, but has a lower net of tax cost than equity.

Volatility
AsI have discussed in previous years, as a Group we believe that the Group operating result based on longer term investment return (LTIR) is the most appropriate measure to recognise the performance of our operations. This measure excludes the effects of a number of items, by far the most significant of which is short term investment fluctuations. UK accounting rules require us to reflect in the profit before tax (PBT) number the full market value movement in our investment portfolio. This introduces a substantial level of volatility, which distorts the reported PBT and can have either a strongly negative or strongly positive impact.

Results
The Group operating result (based on LTIR) of £226m, compared with £16m in 2001, was affected by a number of prior year claims developments, (which are detailed later in this report), by continuing developments in the cost of the attack on the World Trade Center, and by weather incidents worldwide. That said, we recognise that it is a poor result overall.

The graph below left shows the Group ROC over the last 22 years: an average annual ROC of 10.4%. One of our major objectives is to reduce the annual volatility of returns. The Group has been actively seeking to reduce its exposure to investment market volatility. We originally announced in 1998 that we were taking action, ahead of many others in the industry. Since that time we have reduced our equity holdings by £11.7bn. We have also been active in using derivative protections for our remaining investments.

An update on our equity investment position is given as part of the review of our current capital requirements onpage 28.

During 2003, we will adjust down our investment return assumptions in light of the continued stockmarket volatility and lower levels of long term returns and

General Business Return on Risk Based Capital					Returns on Equity

%	2002	Restated 2001	Restated 2000	Restated 1999%		2002	2001	2000

					Accounting basis	(33.2)	(17.9)	3.0
UK	11.1	(1.3)	4.7	8.3	Tangible net assets basis	(21.1)	(19.7)	5.3
USA	(21.1)	(15.2)	8.4	16.6
Canada	(12.1)	5.5	4.7	8.5
Scandinavia	4.4	13.9	3.4	6.7
Australia	19.8	14.5	11.0	1.7
Other	(4.4)	2.0	(0.9)	(5.6)

	(0.5)	(1.8)	4.8	5.4

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Financial Review
(continued)

inflation. As a result, our target combined ratio has moved to a more demanding 102% across the cycle and we will be driving for higher returns in the current strong insurance market conditions.

FRS 18 requires a review of the Group’s accounting policies and an analysis of estimation techniques applied in producing the results. For an insurance company estimation techniques and uncertainty are particularly important and significant. Page 54 of these accounts seeks to set out and explain the principal estimation techniques that are adopted.

General business result
The overall general insurance business result, while a substantial improvement on 2001, was clearly not acceptable. We continue to see a significant drag on the results from developments in prior year claims in a number of areas and this is overshadowing the strong performance that major parts of the Group produced for the 2002 underwriting year, i.e. the trading result from the underwriting activity in the year.

It should be emphasised that the strengthening of claims provisions relating to prior underwriting years does not necessarily mean that the provisions at the end of the preceding or earlier years were inaccurate or inappropriate. If the development that has occurred in the current year that has given rise to the need for additional prior year claims provisions was unforeseeable at the previous year end, then the previous year end provisions were appropriate.

Excluding this prior year impact, the 2002 combined ratio was 102.1%, which meets our ROC target. The prior year impact includes asbestos but this is by no means the predominant factor. A major factor is the development of liability (bodily injury) claims, particularly in respect of motor business. This has been a feature in the UK, Ireland, Canada, Scandinavia and the US.

The development of these motor liability claims is partly as a result of legal developments and partly poor underwriting.

Our reported results also continue to show the effect of claims from the World Trade Center, with an additional £71m of reserving during 2002 taking our total estimated net loss from the event to £269m.

Apart from prior year claims developments there are a number of other specific factors that have affected the result.

While UK commercial and US personal and commercial property continued to show excellent results, problems were evident in intermediated UK personal lines, some other US lines of business and our Canadian operation.

The Operating and Financial Review, which we announced in November 2002, is designed in part to address these problem areas and the Chairman’s, Chief Executive’s and Operating Review all consider the action plans in some detail.

The change of policy for our risk based capital (RBC) model, was discussed in detail in my report to you last year andI overview it later in this report. This, and the decision to invest a lower proportion of funds in equities, led to a decline in the level of investment return that was generated. This was partially offset by the reduction in the charge for the shortfall of capital, which is reflected in the ‘other activities’ line.

Life business result
The shareholders’ interest in life operations decreased to £1,874m from £2,503m in 2001. This represents the value of the shareholders’ funds in the life operations, together with the net present value of the profit expected to emerge from the existing policies in force. This decrease reflects the 25% drop in the value of UK investment markets during 2002 together with a number of disposals during 2002, notably our UK offshore life business in the Isle of Man and the UK Group Risk business, as well as operations in Benelux and Germany. These have released some £400m of capital to support the general business operations.

Our life result for the year benefited from a one off credit in Denmark. During 2002 the Danish regulator changed the way in which it required companies to share profit between policyholders and shareholders. As a result, Codan made a one off release of profit of £50m, which is included in our life business result for the year.

Other activities
The result for other activities included in the Group operating result (based on LTIR) is made up of a number of elements. Firstly, the operating result from non insurance activities such as our UK estate agency chain Sequence. In 2001 it also included Royal & SunAlliance Investments, our asset gathering and management arm, (which we sold to ISIS, formerly Friends Ivory and Sime, in April 2002) together with Swinton and Royal & SunAlliance Trust Company, both of which we sold in May 2001.

Secondly, it includes income from associates and a number of Group charges; our central Group expenses, any interest charges on debt, other than dated loan capital, and any surplus or deficit of longer term investment return on RBC after allocation to the general insurance business result.

Capital
A primary area of interest to investors throughout 2002 was the Group’s capital position and our ability to ensure that we had sufficient capital to meet business and regulatory requirements. Because investment markets have continued to fall in value, this will continue to attract attention during 2003.

The overall capital position of the Group is assessed by aggregating the general business capital requirements with other Group capital requirements and comparing these with the available tangible capital.

The capital requirement for the life insurance operations is set as the total amount of capital invested in the life business.

For any insurance group, capital requirements are directly related to the risks it faces. The Group has developed an approach to determining its requirements for its general insurance operations that provides a basis for establishing a financial control framework and for setting financial targets for individual businesses.

The RBC approach is in addition to the need to meet regulatory solvency and rating agency requirements. The RBC approach was introduced in 1998 and has been applied to all of the Group’s general business operations. It is subject to continuous review and development and led to an updating of our investment policy at the end of 2001. We implemented the new investment policy during 2002 and now invest 37.5% of capital in equities, with the balance, and all the technical provisions after funding working capital, invested in less volatile fixed interest investments. This position was achieved in 2002, and led to a significant reduction in equity exposure.

We anticipate that regulatory developments in the UK will result in statutory and RBC requirements converging. We are reviewing our RBC model so that it reflects these developments. In particular, we will be breaking the risks faced by the Group into components, for example; underwriting, reserving, market, credit, operational etc, and assessing the capital required to support each type of risk separately.

During 2002 we undertook a wide ranging review of our capital position, obtaining independent actuarial and accounting advice in a number of areas. In addition to being wide ranging in scope, the review also sought to project forward the Group capital position through 2003 into 2004.

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The review took into account the actions that we announced last November, including the various disposals and reductions in exposure that are planned by the end of 2004.

It also took into account the statutory requirements as well as the Group’s RBC approach. From a statutory perspective the Group continues to maintain a surplus over the required solvency margin currently required for the regulated insurance company.

Summary of capital position
As shown in the table, the Group’s capital position at the end of 2002, assessed using RBC principles, shows a current shortfall of around £700m. This is consistent with the position shown at November 2002 taking into account the subsequent further decline in investment markets.

The table also shows the impact of aspects of the plan announced in November, including the reduction in general business exposure as a consequence of the disposal and closure programme of general insurance operations, and the release of capital arising from the disposal of life operations across the Group.

It should be pointed out that the table does not include any retained profits for the period of the plan arising from the ongoing operations. These will improve the projected capital position.

The major change is the reduction in the general business requirement, which results from the Group focussing on a smaller number of operations, and reducing net written premium by £3bn. It also reflects the reduction in net written premium that results from our quota share arrangement with Munich Re. This arrangement, which was first entered into at the end of 2001 for business underwritten in 2002, has been renewed for 2003.

The essence of this agreement is that Munich Re has taken a percentage share of the premiums written in most of our largest operations. For 2002 this was 10% and in 2003 it will be 15%. We have excluded those businesses that we intend to close or dispose of (as well as a number of smaller operations) and it will continue at approximately the same monetary level as for the previous period. This reduces the Group’s net written premium by around £800m and releases around £300m of RBC requirement.

This is a one year arrangement but it is renewable by mutual consent of both parties and, asI indicated above, we have renewed for 2003.

Inevitably our current position is subject to the uncertainties inherent in preparing the accounts for an insurance company which I have already referred to and which are set out on pages 54 and 55 and in note 46 on pages 85 and 86.

In addition, the overall capital projection is subject to uncertainty, which arises as a consequence of both extraneous factors such as investment markets and regulatory change, and internal risks such as execution risk in respect of the planned actions. We anticipate that regulatory changes, including the EU Group’s Directive, the Prudential Source Book and the implementation of CP 143 and 144 by the Financial Services Authority (FSA) will impact statutory solvency requirements in the future (generally 2004). These factors are addressed in the following sections of this report.

The FSA has recently provided further guidance on how it intends monitoring the capital requirements of life insurers with a move to a realistic balance sheet approach. The Group welcomes this development, which will be likely to have a beneficial impact on the overall capital position, and we are planning to enter into discussion with the FSA on that basis.

Further clarification is expected shortly from the FSA on the principles to apply for general insurance business solvency assessment.

It must be emphasised that regulatory capital requirements are going to become more onerous and will be a major influence over the management of the insurance businesses. The extent of the impact will depend on the circumstances of the Group and the objectives of the Regulator. It is also important to recognise that as a consequence of increasing the regulatory targets to more realistic levels, it is more likely that insurance companies will maintain solvency positions much closer to the regulatory levels than in the past.

Overall the targeting of an RBC surplus provides a margin for adverse developments, however we will continue to actively monitor the position and take appropriate additional actions as and when the need arises.

The main other areas of uncertainty over the projected capital position relate to investment markets and the ability of the Group to execute the disposal and capital release programme.

The actions in respect of the life portfolio were particularly significant in 2002. The detail of the review is given below in the section addressing the UK Life funds’ capital requirement.

On the basis of our projections we expect the Group’s capital position to improve from the second quarter 2003 and into 2004, as a consequence of the wide range of actions being taken.

Portfolio management
At the end of 2001 we announced our intention to release £800m of capital from a combination of a programme of disposals, and releases from our UK Life company. We successfully completed this exercise during the fourth quarter of 2002.

Risk Based Capital – Prospective View

£m

Available capital (tangible)	4,100
Less current life requirements	(1,700)
Less discontinued business requirements	(100)

Available for general business	2,300
Current general business requirements
(@40% of projected 2003 NWP)	3,000

Indicated current shortfall	(700)
Projected reduction in general business
requirement/projected release from
life capital	1,500

Projected capital surplus	800

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Financial Review (continued)

In total during 2002, we sold operations in the Bahamas, Benelux, Germany and the Isle of Man. We also disposed of Royal & SunAlliance Investments, our UK Group Risk business, the majority of our shareholding in Global Aerospace Underwriting Managers in the UK and our direct marketing operation in Italy. We further announced an agreement that St Paul Companies would offer 2003 renewals for our US professional and financial risks business.

We were able to release around £250m of capital from our Phoenix subsidiary following the sale of Group Risk and anticipate releasing a further £100m of capital by way of a reinsurance of part of the embedded value of the remaining UK Life funds. The sale of Group Risk improved the capital position of our Phoenix subsidiary by both the proceeds received and the solvency capital that it released. As a result, the Phoenix non participating fund contains surplus assets that were previously required for solvency purposes. To release that surplus from this fund we transferred the unit linked businesses into the non participating Phoenix fund so releasing the £250m referred to above.

The outcome of our UK Life review was the closure of our remaining UK Life funds to new business with effect from 1 September 2002, although existing customers will be able to make increments to their policies. This gives us greater financial flexibility in the management of these run off funds. In February 2003, we announced the outsourcing of the administration of our UK Life business to Unisys. The deal is for an initial term of 10 years and secures a competitive maintenance cost per policy, creating a cost base that will be directly variable in line with policy numbers. This significantly reduces the risks inherent in a run off portfolio.

Operating and Financial Review
Looking to the next couple of years, our Operating and Financial Review, announced in November 2002, set out our intention to reduce general business net written premium by £3bn. While the decisions about what will be sold or scaled back are business based, this will also serve to reduce our overall capital requirement. We will sell or exit businesses in four main categories:

Where we are not sustaining target levels of performance and return on capital over time

Where the risk profile of business is unacceptable from a Group perspective due to the level of risk aggregation

Where we do not have a strategic competitive advantage in a particular sector

Where there is an opportunity to unlock significant value for shareholders

This restructuring will not complete until the end of 2004 but many of the actions are underway already.

In a departure from our usual practice, we identified a number of businesses that we specifically intended to dispose of during 2003.

The value of our Asia Pacific operation, while recognised locally, is not reflected at a Group level and there are limited synergies between it and the rest of the Group. We intend to release this intrinsic value through an Initial Public Offering (IPO) of businesses in Australia and New Zealand; completion of the process is anticipated in the first half of 2003.

We indicated at the time of the November 2002 announcement that this did not preclude the sale of businesses within Australasia if an attractive deal became available. Since November the disposal of Guardian Trust Australia and Tyndall Investment Management have been announced. In addition to releasing capital, these disposals enhance the attractiveness of the IPO.

In the US, the sale of RSUI, our wholesale surplus lines business, is expected to complete during the first half of 2003. Other wholesale businesses and some specialised commercial businesses in the US will be sold or exited as soon as possible. We are also discontinuing our World Assurance line of business there.

In connection with our November 2002 review we expect to incur one off reorganisation costs of £170m. In line with accounting standards, these will be charged as they are committed to. This will be primarily in 2003. There was a charge of £42m in 2002.

Investment policy
The significant reductions in equity investment exposures that the Group has made over the last few years have continued in 2002 in respect of both the life and general operations. The total reduction in equities since 1998 is now £11.7bn. The general funds, with equities of around £1.2bn, are now at the target level for our stated investment policy.

Within both the life and general funds much of the proceeds raised from the equity disposals have been reinvested in the fixed interest portfolio. Within the general funds, total fixed interest holdings now stand at approximately £11bn. Credit quality within the portfolios remains extremely strong with over 75% of the £11bn invested in issues rated either AAA or AA.

The Group makes use of derivative contracts within its investment portfolios for the removal or reduction of investment market or foreign exchange risks. In addition, such positions are also used to help facilitate the efficient management of significant disposals or acquisitions of underlying physical investment holdings. No trading in derivatives is undertaken for speculative purposes.

At the year end, the Group held cap and collar strategies against a part of both the life and general fund equity exposures in order to reduce the potential impact on the fund of falling equity market conditions. In addition, significant forward exchange contracts were in place on some of the life funds to hedge against the currency risks associated with overseas bond holdings.

Debt
The Group has £1.5bn of committed bank facilities, which expire in 2003. £700m of undrawn bilateral facilities expired in January 2003. £566m is drawn under a syndicated facility of £800m, which expires in October 2003. We are in the process of negotiating replacement facilities for the syndicated facility, which will be for a lower amount.

At the year end we also had dated loan capital of £773m. This figure comprises three tranches with maturities ranging from 2019 to 2030.

A £90m subordinated bond matures in March 2003 and other borrowings total around £50m.

Goodwill
FRS 10 requires that goodwill arising on acquisitions be tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable in full. Given market conditions during 2002, an appraisal of a number of the goodwill balances on the Group’s balance sheet was made resulting in a writedown of £653m in relation to our operations in the US, Australia and Canada.

This writedown was charged to Group operating profit. As goodwill has always been excluded from our RBC and statutory solvency calculations, this does not impact our risk based capital position or our statutory solvency.

Rating agency solvency
Rating agencies such as Standard & Poor’s, AM Best and Moody’s Investors Service provide insurer financial strength ratings for the Group and its principal subsidiaries.

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These ratings are based on the detailed financial modelling of the Group and regular review of the Group’s strategic direction. The current ratings are ‘A-’ from Standard & Poor’s, ‘A-’ from AM Best and ‘Baa1’ from Moody’s Investors Service.

Following the announcement of our Operating and Financial Review in November 2002, AM Best affirmed our ‘A-’ excellent rating and changed the outlook from ‘negative’ to ‘stable’. Standard & Poor’s moved the Group rating from ‘A’ to ‘A-’ with a ‘developing outlook’, but indicated that the plans are expected to improve capital adequacy to strong levels; they also expect them to be earnings enhancing. Moody’s also downgraded us. The Group is committed to returning its rating with all of the major agencies to ‘A’.

Claims provisions
A key requirement of an insurance group is to ensure that it makes appropriate provision for the eventual cost of claims arising on policies that it has written. In many cases these claims take years to manifest, to be notified to us and to be settled. Inevitably there is considerable uncertainty as to the eventual outcome of these claims. However, we adopt estimation techniques that are intended to provide a best estimate of the required provision. These techniques involve the modelling of claims development and exposure and projection of the eventual outcome based on experience to date.

New developments, such as legal decisions and patterns of notification, will impact the required provisions, often years after the policies were written. Other internal factors that affect confidence in the levels of claims provisions include changes in product range or underwriting and claims handling processes and changes in the volume or mix of business. All of these impact the statistics for claims development on which projections are based and, as a consequence, provisions are more difficult to project with the same level of confidence.

The provisions established are also subject to annual review by independent actuaries.

Provisions for asbestos claims
For certain exposures that take a very long time to develop, such as asbestos, in depth reviews are carried out every three years, in addition to the usual annual reviews. During 2001 this led to an increase in provisions for asbestos claims of £371m before discounting. The main periods of exposure to asbestos claims relate to the decades before it was recognised to be harmful. Illnesses resulting from exposure to asbestos dust can take up to 40 years to become apparent and we noted when making this increase that considerable uncertainty as to the eventual outcome remained.

The reviews that were carried out on behalf of the Group during 2002 confirmed that the Group’s existing provisions were within a range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of the Operating and Financial Review announced in November 2002, provisions, primarily in respect of the US, were increased by a further £70m after discounting to take a more prudent view.

Discounting
For certain types of claims provision, the period until final settlement can be many years. For such very long tail claims it is appropriate to take account of the investment return that will be earned on the provisions over the period until settlement. A discount rate of 5% per annum has been applied.

In 2001, the Group extended the range of claims provisions that it discounts in this way to encompass all long term settlement claims including asbestos and environmental, where settlement was not anticipated to occur for 6 years or more from the balance sheet date. Previously only restricted types of long term disability claims were discounted.

For more information on discounting see note 31 on page 80.

Summary
General business claims provisions for prior years were strengthened during 2002. This was in respect of asbestos, as described above and also related to strengthening in respect of workers’ compensation in the US, motor liability claims in the UK, US, Canada, Ireland and Sweden and various other liability classes around the world.

The 2002 results suffered from significant prior year claims development, which masked the underlying results of the current year. Making the additional provisions will, we believe, lessen the likelihood of material claims strengthening in the future.

Life funds
The sale of Guardian Trust Australia, Tyndall Investment Management and Euro Life and the planned IPO of businesses in Australia and New Zealand during the first half of 2003, following the sale of the UK Group Risk business, Isle of Man, Benelux and German life operations in 2002, are contributing to a significant reduction in ongoing life operations.

The UK operations are in run off, having closed to new business in 2001 for the with profits funds, and 2002 for the remaining Phoenix and unit linked funds.

The life capital represents the total of shareholders’ funds held by life companies in the Group together with the present value of the profits expected to arise on the in force policies (PVIF).

The capital projection, in addition to reflecting the various planned disposals of life operations, also takes into account the consequences of a review of aspects of the UK Life operations that was undertaken by consulting actuaries on the Group’s behalf in late 2002.

‘The results suffered from significant prior year claims development, which masked the underlying results of the current year.’

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Financial Review (continued)

‘We have set in train a programme of actions for 2003 and 2004 which will, we believe, leave us stronger and better placed for the future.’

Capital

		Restated	Restated
£m	2002	2001	2000

Shareholders’ equity	2,918	4,566	5,911

Non equity shareholders	125	125	125

Equity minority interests	405	399	406

Dated loan capital	773	784	784

	4,221	5,874	7,226

The review covered a wide range of aspects of the UK Life operations. The overall headings of the review were as follows:

Asset / liability risk

Valuation / insurance risk

Regulatory risk Sales practices risk

It is important to emphasise that, although each set of risks were reviewed individually, an overall impact analysis was also undertaken. This is important because the interrelationship between the various aspects means that it is not appropriate to estimate the financial impact of individual risks separately.

As a result of the evaluation as part of the capital plan announced in November, the Group earmarked £300m of medium term capital support to cover possible future capital requirements. Recent FSA developments introducing the concept of realistic balance sheets will lead us to reevaluate this requirement, and it is possible that it will be reduced, although this will not be confirmed for several months.

The solvency of the UK Life funds is sensitive to changes in investment conditions and will therefore rise and fall. To provide for this, arrangements have been put in place in respect of both of the UK with profits life funds whereby the shareholders can provide them with contingent loan finance that will count towards their statutory solvency. Such loan finance, which is interest bearing, is repayable by the with profits funds provided their statutory solvency exceeds the required level plus £50m each. At 31 December 2002 the contingent loan finance utilised by the life funds amounted to £25m.

It is possible that the £300m of medium term capital support, if the need arises, will be provided by way of the contingent loan arrangements, although this will in part depend on regulatory and tax considerations at the time.

In respect of each of the four categories of risk that were reviewed, the findings were as follows:

Asset / liability
The asset / liability risk represents the risk of asset changes, as a consequence of equity market and interest rate movements, not being matched by equivalent movements in the value of liabilities. This risk relates primarily to mismatched investment portfolios and the impact of guarantees.

Over the course of the last few years, the Group’s UK with profits life funds have been actively managed so as to reduce this risk. In 2002 there were significant further disposals of equities. During the year £1.6bn of equities were disposed of.

In respect of guaranteed annuity option exposures, the Group remains fully reserved on the statutory basis. This requires an assumption to be made that the take up rate of guaranteed annuities on maturity would be 95%. The current experience is that the take up rate is significantly less than this, implying a considerable margin of prudence in the reserves. Stochastic modelling of the projected outcome on guaranteed annuities indicates that there is no significant exposure in excess of the provisions already established.

Valuation / insurance
This risk relates to both changes in valuation principles and changes in insurance experience. This is an industry wide risk. Examples include the risk of improvements in mortality, i.e. that annuitants live longer than expected, which would have an adverse impact on annuities and the reinvestment assumption for future premiums and investment income. The review indicates that our assumptions for annuitant mortality are reasonable in the light of current market practice, although mortality could develop adversely in the future. In respect of the reinvestment risk, we face an improving position following the closure of the remaining funds to new business.

Regulatory
Regulatory risk refers to the risk of changes in regulation increasing the solvency requirement of the funds. Generally this represents a risk of additional solvency capital being required for a period as a margin but this should not represent a permanent loss to shareholders. These risks also are generic to the industry and are not specific to the Group.

The regulatory position is developing and changing and longer term projections are inevitably less certain. The publication of CP 143 and 144 by the FSA, followed by further guidance, has helped clarify the likely requirements although there remains considerable uncertainty.

Following the actuarial review, we have adopted a best estimate of the likely requirements in our capital projections.

Sales practices
There are a number of potential sales practices risks that face the life insurance industry. We have already made a provision for sales practices risks identified to date. Inevitably any projection for future sales practices exposure is going to be subject to uncertainty since in part it will be dependent on regulatory action and customer response. In respect of the sales practices risks we have identified, the actuarial review has sought to model the various outcomes, taking into account the wide range of factors that impinge on the final position. The review has also

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considered the overall financial position of the funds concerned and, in particular, the value of their realistic estates.

UK pension funds
Note 7 to the Accounts provides more detail on the position of the Group’s pension funds. In common with many companies, the last three years’ declines in equity values have had a major impact on the Group’s pension funds, especially in the UK.

The introduction of FRS 17 provides a basis for setting out the surplus or shortfall in the pension funds as well as a methodology for determining the appropriate charge to profit and loss for the cost of the pensions benefit.

FRS 17 provides a sensible basis for determining the charge to profit and loss, and the Group is applying this in its financial projections. The FRS 17 calculation of surplus or shortfall is also valid, provided it is recognised as being an inherently volatile comparison of market values of investments with the discounted value of long term liabilities.

Any shortfall identified by the FRS 17 approach represents a requirement that will change with investment market movements, however, it is appropriate for the Group to anticipate how any shortfall will be funded. In the case of the UK pension funds, the indicated shortfall, net of tax relief, is around £300m after taking account of an accrual that had been built up on the Group balance sheet. This accrual will be paid into the funds in 2003.

Subject to market developments, and the impact of the employee contributions, which, subject to employee ballot, we anticipate will be introduced in 2004, this shortfall will be funded by additional contributions from the Group, over and above those required by FRS 17, over the next 10 years amounting to around £30m per annum.

Changes in accounting policies
During 2002 the Accounting Standards Board issued one new standard, FRS 19, which requires full provision for deferred taxation. For an insurance operation, the principal impact is in respect of the unrealised gains on the investment portfolio. As a result, the present value of deferred tax has been recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Prior to 1 January 2002, the Group’s accounting policy was to provide for deferred tax that was likely to be payable or recoverable. Prior year comparatives have been restated to comply with FRS 19. The impact of the new policy is to reduce the loss on ordinary activities after tax for the year ending 31 December 2002 by £172m. The Group has anticipated the introduction of FRS 19 by making full provision for deferred tax in its RBC analysis since that analysis was introduced in 1998.

The International Accounting Standards developments continue to show a preference for Fair Value, however, it is as yet unclear what precise form the Fair Value will take and it may not be the Fair Value that is currently known under UK accounting. In particular, it is probable that the recognition of future investment margins in arriving at the embedded value will no longer apply.

Towards the end of 2002, the Association of British Insurers issued a draft update of their Statement of Recommended Practice (SORP) for insurance accounting. This recommended inter alia that embedded value should not be recognised on the balance sheet. This SORP is currently in a process of consultation and some respondents have indicated their disagreement with the recommendations as to embedded value. The SORP will not come into effect until 2003 year end at the earliest and, taking into account the discussion taking place in the consultation process, no changes have been made to the Group’s accounting policies for 2002.

A full review of our basis of accounting to ensure our compliance with the SORP, in whatever form it finally takes, and in anticipation of International Accounting Standards, will be made in 2003.

Risk analysis
The overall Group approach to the identification, evaluation and management of risk is dealt with in the Corporate Governance report.

Summary
2002 has been a very eventful year for the Group and the industry, as this report highlights. We have set in train a programme of actions for 2003 and 2004, which will, we believe, leave us stronger and better placed for the future.

Geographic Spread of Shareholders’ Funds

		Restated
£m	2002	2001

UK	736	1,544

EMEA	905	1,136

Americas	1,638	2,493

Asia Pacific	656	687

Other	(892)	(1,169)

(includes borrowings/minorities)

	3,043	4,691

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Financial Review:
Sensitivity analysis

	Sensitivity The Group’s financial position can be analysed in terms of its sensitivity to change in certain economic and operating parameters. The table below summarises the principal sensitivities.

Movement	by	Change in	by

Investments
Equities	FTSE 100 Points (or equivalent)	Net assets	£40	m
Gilts	Interest rate 100 BPS	Net assets	£340	m

Currencies – against sterling
US Dollar	10c change	Net assets	£95	m
Danish Kroner	1 Kr change	Net assets	£35	m
Euro	10c change	Net assets	£17	m

Underwriting
Operating ratio	Reduction by 1%	General business net of tax ROC	2.4%

Shareholders’ interest in life funds
Discount rate	Reduction by 1%	Embedded value	£56	m

Investment returns
Equities	Long term return 1% higher	Group operating result	£40	m
Gilts	Long term return 1% higher	Group operating result	£97	m

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Financial Review:
Share and shareholder analysis

Shareholdings by size

Grouping			Shareholders	%	Shares (millions)%

1	–	25,000	65,937	98.66	123	8.54
25,001	–	100,000	605	0.90	36	2.50
100,001	–	500,000	118	0.18	46	3.19
500,001	–	1,000,000	57	0.08	54	3.75
1,000,001	–	2,000,000	45	0.07	67	4.65
more than 2,000,001			77	0.11	1,114	77.37

Total			66,839	100.00	1,440	100.00

Dividend per ordinary share

						Dividend on
	Annual dividend				Special	ordinary
	Interim	Final	Total	Change	dividend	shares
	p	p	p	%	p	£m

1997	7.15	13.85	21.00	10.53		325
1998	7.80	15.20	23.00	9.52		360
1999	8.40	16.30	24.70	7.39	48.00	1,104
2000	8.80	17.20	26.00	5.26		372
2001	8.80	7.20	16.00	(38.46)		227

2002	4.00	2.00	6.00	(62.50)		86

Royal & SunAlliance is listed on both the London Stock Exchange; and the New York Stock Exchange; in each case under the code RSA. On the New York Stock Exchange, the stock is traded in the form of American Depository Shares (ADSs) each of which represents, in dollar denomination, five ordinary sterling issued shares.

The average total daily trading volume on the London Stock Exchange through 2002 was approximately 19.3m ordinary shares.

The opening middle market price at 2 January 2002 was 402p and the closing middle market price at 31 December 2002 was 120.75p. The highest daily closing price was 418p on 7 January 2002 and the lowest daily closing price was 87.5p on 10 October 2002.

Further details of the share capital are included in note 28 on pages 77 and 78.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Corporate
Citizenship

Corporate citizenship
Royal & SunAlliance has long recognised its corporate citizenship role, its responsibilities towards social, ethical and environmental issues and the need for managing risks and opportunities in these areas. Our position as one of the world’s leading international insurance groups gives us a real understanding of how far risk goes beyond the purely financial. This is why we welcome the increasing interest from individual companies, industry groups, institutional investors and policy makers in the subject. Further details of our activities in all these areas can be found on our website, www.royalsunalliance.com, or by writing to Investor Relations at 30 Berkeley Square, London W1J 6EW.

We regard improving our management of our impact upon the environment and the community as a priority. Significant changes were implemented during 2002 including the consolidation of policy setting and strategic oversight for social, ethical and environmental (corporate social responsibility) issues under the remit of the Group Risk function. This includes ongoing analysis of the potential significance in both the short and long term of all of the areas of risk under the broad remit of corporate social responsibility (CSR).

In addition, we have aligned our corporate citizenship reporting with our regulatory and financial reporting cycles, which are all on a calendar year basis. The interim CSR report to align the reporting cycle is available on our website and we will continue to make all future reports available via the same medium.

There has also been a review of our environmental reporting strategy, which has resulted in a risk based approach being implemented, focussing on major countries of operation and a standardised range of performance indicators. This is designed to give consistency with both business needs and the Association of British Insurers (ABI) guidelines on social, ethical and environmental disclosure requirements, which are available from the ABI’s website www.abi.org.uk. The ABI guidelines take the form of disclosures that institutional investors would expect to see included in the annual report of listed companies. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification. Our Internal Audit function undertakes assurance studies on the data included in the reports described above.

In 2002, our UK asset management operations were sold to ISIS Asset Management. Following detailed discussions; it was agreed that the ISIS proprietary approach to socially responsible investment, termed Responsible Engagement Overlay (REO), would be applied to Royal & SunAlliance funds under management. REO allows equity funds to pursue social, environmental and ethical objectives without compromising their financial obligations. It differs from the traditional approach to ethical investment in that it engages with companies to encourage them to be more socially responsible, rather than using screening to remove them from an investible index. During 2002, we have also participated in the formulation of the UK Government supported Financial Organisations Guidance on the Environment (FORGE) guidelines on corporate social responsibility for financial services organisations.

Ethical framework
Royal & SunAlliance is a major multinational company operating in many different business cultures and we are committed to maintaining the highest standards of integrity and fair dealing across them all. This commitment is underpinned in our Statement of Business Principles, which governs our day to day operations. This is available on our website.

‘We regard improving our management of our impact upon the environment and the community as a priority.’

Environmental management
Our Group Statement of Environmental Policy provides the baseline for management of environmental issues and is supported at a Group level by a practice comprising representatives from each of the Regions within the Group. Legal compliance is viewed as a baseline for our environmental management activities and there were no warnings or prosecutions relating to any of our activities in 2002.

We utilise the annual UK Business in the Environment engagement survey as a benchmarking exercise. This survey addresses two major aspects of corporate environmental activity – management and performance. The management questions seek to establish the adoption of suitable policies, processes and responsible individuals and the performance questions consider the actual quantitative impacts such as the weight of waste produced. In the 2002 survey, we were ranked 10th out of 39 in the UK financial services sector.

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Health and welfare
Royal & SunAlliance strives to provide all employees with fair terms of employment and safe conditions at work. The risk management of the health, safety and wellbeing of our employees, contractors and members of the public is recognised as a Board level issue.

An example of the focus of health and safety activities in 2002 was the work undertaken by our UK business to ensure existing standards and procedures were fully embedded within the business, supported by a programme of information, instruction and training to Health, Safety and Security Officers, Emergency Marshals and others. A training programme comprising half day sessions on the causes, symptoms and impacts of stress, supporting the Group Wellbeing Policy Statement was also rolled out in 2002.

Community & social responsibility
Insurance plays a vital role in society, helping individuals, families and businesses recover when things go wrong. Royal & SunAlliance has been helping customers in their hour of need for almost 300 years, covering minor setbacks to far more serious losses. The principles underlying our community activity reflect this heritage:

Reach out to people – helping to build understanding of accident prevention and responding to crisis

Working in partnership with charities and other organisations

Acting responsibly and developing our business in line with local needs

Involving our employees, maximising the benefits from their own skills and knowledge

We launched our global relationship with the International Federation of Red Cross and Red Crescent Societies (IFRC) in 1999, and development of our association is still continuing. It is a good illustration of how our principles work in practice. Our business operations across the world have developed local partnerships with IFRC national members in order to reflect local needs better. Some examples are outlined below:

Royal & SunAlliance US is a key sponsor of ‘Project Connecticut’ – a programme to help communities prepare for major disasters, providing instructors as well as funding

Codan, our subsidiary in Denmark, has been very successful in its support for a first aid learning package on CD ROM, with over 20,000 units being sold to date. This is now being brought to the UK by our local business and being offered to our employees and pensioners as part of their voluntary benefits package

Royal & SunAlliance Canada sponsored the Emergency Preparedness programme in Quebec, designed to help children deal with the emotional impact of a disaster. This initiative has now been made available to all Canadian schools

In addition to our IFRC support, we also undertake activities that highlight our principles of community involvement, some examples of which are described below:

Royal Sundaram, our joint venture in India, has supported the launch of an insurance education programme developed by the London School of Insurance

Royal & SunAlliance Ireland sponsors the ‘Children of Ireland’ awards. The awards were introduced in 1983 as part of the country’s National Children’s Day, to honour children for their outstanding courage either through coping with serious illness or trauma or for giving selflessly to others

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Corporate Citizenship
(continued)

Environmental & Social Report 2002
Introduction
Our detailed report on environmental and related issues, which builds on the information presented here, is accessible at www.royalsunalliance.com and reflects a commitment to ongoing regular communication on these issues. It represents a continuation of the work of earlier years but with a number of significant improvements introduced, based on both internal review and external feedback.

Data content
In the report, performance data is presented from our global operations utilising the United Nations Environment Programme (UNEP) guidelines for calculating greenhouse gas emissions (www.unepfi.net), supplemented by UK Government guidelines as appropriate. The Global Reporting Initiative (GRI) guidelines (www.globalreporting.org) have also proved useful. Uncertainty levels associated with the reported data are also explicitly addressed.

Royal & SunAlliance Internal Audit undertook verification of the data.

Environmental benchmarking
We continue to use the Business in the Environment Index of Corporate Environmental Engagement as a benchmark for our performance. In the 2002 index we were ranked 10th out of 39 respondents in the financial services sector with an overall score of 89%, up from 85% in the 2001 survey.

During 2001 environmental impact improvement targets were introduced. We will be reporting progress against these in subsequent annual reports. Over time the quality and consistency of data collected will improve.

Key initiatives underway include:

Introduction of an interactive learning module, which gives an introduction to environmental management in financial services. Currently available on CD ROM it will also be made available through ‘RSALearning.com’ our Group e-learning Intranet platform

10 dual fuel vehicles were acquired for the UK fleet by March 2002

In the UK a proportion of electricity from renewable sources had been purchased, this experience concluded a higher proportion of ‘green’ supply was feasible

5% quantitative improvement targets set for waste recycling in Canada. There was also a decrease in overall waste produced and an increase in the overall proportion recycled as can and glass recovery was instituted

Worldwide environmental data				‘During 2001 environmental impact improvement targets were introduced. We will be reporting progress against these in subsequent annual reports.’

Performance		2002	2001
indicator	Country	Normalised	Normalised

Electricity	Australia	8,682 kWh/emp	8,320 kWh/emp
	Canada	6,827 kWh/emp	8,940 kWh/emp
	Denmark	2,295 kWh/emp	–
	UK	3,635 kWh/emp	2,780 kWh/emp
	US	8,300 kWh/emp	10,100 kWh/emp

Gas	Australia	1,956 kWh/emp	1,630 kWh/emp
	Canada	1,300 kWh/emp	1,940 kWh/emp
	UK	2,041 kWh/emp	3,000 kWh/emp
	US	2,503 kWh/emp	4,052 kWh/emp

Water	Australia	43,600 ltr/emp	45,000 ltr/emp
	Canada	7,700 ltr/emp	–
	Denmark	12,100 ltr/emp	–
	UK	15,900 ltr/emp	15,000 ltr/emp
	US	30,200 ltr/emp	25,000 ltr/emp

Waste	Australia	291 kg/emp	274 kg/emp
	Canada	190 kg/emp	225 kg/emp
	Denmark	184 kg/emp	–
	UK	389 kg/emp	330 kg/emp
	US	426 kg/emp	414 kg/emp

Paper	Australia	32 kg/emp	48 kg/emp
	Denmark	44 kg/emp	–
	UK	36 kg/emp	36 kg/emp

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			37

Accounts contents

Directors’ Report	38	Statement of Total
		Recognised Gains and Losses	59
Corporate Governance	39
		Movements in
Remuneration Report	43	Shareholders’ Funds	59

Directors’ Emoluments	46	Consolidated Balance Sheet	60

Directors’ Shareholdings	48	Parent Company Balance Sheet	62

Independent Auditors’		Consolidated Shareholders’
Report to the Members		Cash Flow Statement	63
of Royal & Sun Alliance
Insurance Group plc	50	Notes on the Accounts	64

Accounting Policies	51	Segmental Information	87

Estimation Techniques,		Principal Subsidiary Companies	89
Uncertainties and Contingencies	54
		Principal Associated
Consolidated Profit and		Undertakings and Other
Loss Account: Technical		Significant Shareholdings	91
Account – General Business	56
		Five Year Financial Review	92

Consolidated Profit and		Shareholder Information	95
Loss Account: Technical
Account – Long Term Business	57	Frequently Asked Questions	IBC

Consolidated Profit		Financial Calendar	IBC
and Loss Account:
Non-Technical Account	58

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Directors’ Report

The directors of Royal & Sun Alliance Insurance Group plc present their report and the audited financial statements of the Company, for the year ended 31 December 2002.

Principal activity
The Company is the holding company of the Royal & SunAlliance group of companies whose principal activity is the transaction of insurance business and the provision of related financial services. During 2002, the Group operated in over 40 countries worldwide.

Review of the year and future developments
These are outlined in the Chairman's and Group Chief Executive’s Reviews and the Operating Review beginning on page 4. The Group’s profit, appropriations and financial position are shown on pages 56 to 61.

Dividends
The directors recommend a final dividend of 2.0p per share which, if approved, will be due for payment on 30 May 2003 to holders of ordinary shares on the register at the close of business on 2 May 2003. This together with the interim dividend of 4.0p per share paid on 29 November 2002 will make a total dividend for the year of 6.0p per share.

The preferential dividend at the rate of 3.6875% for the period from 1 October 2002 to 31 March 2003 will be paid on 1 April 2003 to holders of preference shares on the register at the close of business on 7 March 2003.

Employment policy
The Group’s competitive advantage depends upon the quality of its products and services. This can best be maintained and developed by utilising the skills and potential of all its people. The objective of the Group’s employment policy is to create a positive working environment based upon teamwork, innovation and personal leadership.

The Group is committed to meeting all its statutory obligations in offering equal opportunities in recruitment, training and career development, irrespective of religion, ethnic origin, sex or physical disability. However, the strategy for people goes way beyond that, and significant investments are being made in the area of people management to help the organisation to achieve its business goals.

A global process of identifying and developing executive talent is now in place. This provides a robust succession framework for all key positions and a means of identifying and preparing high potential talent for future leadership roles.

There is regular consultation and negotiation between management and recognised staff representative bodies under agreed procedures at national and local levels. The new working relationship agreed in the United Kingdom in November 2001 has proved to bring a more open and purposeful relationship with the Trade Unions. All staff received regular briefings on Group performance and plans.

It is also the policy of the Group to encourage and support our employees in taking an active interest in the community. Throughout last year, the Group maintained a high level of support for the Red Cross at both an international and local level. In addition, our staff were involved with many other community charities on a local basis. Within the UK the Motability Charity was widely supported and funds of £345,000 were raised for Motability, which is one of our major UK business partners.

Corporate Citizenship
A report on Corporate Citizenship appears on pages 34 to 36 and includes details of the Group’s Statement of Environmental Policy.

Corporate Governance
A statement on Corporate Governance appears on pages 39 to 42.

Supplier payment policy
It is the Group’s policy to agree appropriate terms and conditions in advance with its suppliers and to make payment in accordance with those terms and conditions, provided that the supplier has complied with them. In most cases, agreements for the supply of goods or services are made under standard terms of contract that lay down payment terms. In the United Kingdom these are available on request from UK Purchasing, Leadenhall Court, 1 Leadenhall Street, London EC3V 1PP.

The Company’s outstanding indebtedness to trade creditors on 31 December 2002 amounted to £2,099,300 corresponding to 10 days’ payment when averaged over the year.

Share capital
779,993 ordinary shares of 27.5p each were issued in satisfaction of the exercise of employee share options for a total consideration of £2,026,367 during the year. An authority from the shareholders for the Company to purchase up to 5% in total of its own shares remained in force at 31 December 2002.

Substantial share interests
As at 3 March 2003 FMR Corp. and Fidelity International Limited, Brandes Investment Partners and Legal & General plc have declared an interest in 318,264,180 ordinary shares of 27.5p each in the Company representing 10.13%, 8.8% and 3.2% respectively of the issued share capital in accordance with Part VI of the Companies Act 1985.

Directors
Members of the Board of Directors are listed on pages 14 and 15.

Paul Spencer resigned from the Board on 31 March 2002 and from the Company on 30 June 2002. Anthony Forbes retired from the Board on 15 May 2002. Bob Mendelsohn resigned from the Board on 11 September 2002 and from the Company on 31 October 2002. John Napier was appointed to the Board on 9 January 2003 and will be appointed Chairman on 17 March 2003. Sir Patrick Gillam will retire as Chairman on 17 March 2003 and as a director on 31 March 2003. Bob Gunn will resign from the Board on 2 April 2003 and Andy Haste will be appointed to the Board on that date.

At the Annual General Meeting John Baker and Bob Ayling will retire by rotation and, being eligible, will offer themselves for re-election under Article 106 of the Articles of Association. John Napier and Andy Haste who became directors after 31 December 2002, being eligible, will offer themselves for reappointment under Article 110 of the Articles of Association.

Charitable and political contributions
The Company and its subsidiaries worldwide made charitable donations of £2.7m during the year.

The Group did not make any donations to European Union (EU) political organisations, nor to political parties outside the EU, during 2002, and it is not the Group’s policy to do so. Donations to EU political organisations would require the prior approval of shareholders, in accordance with the Political Parties, Elections and Referendums Act 2000 (PPER Act). EU political organisations are widely defined in the PPER Act so, for example, paid leave to staff involved with trade union activities and certain donations intended for research, charitable or similar purposes may fall within this definition.

The Group is committed to meeting its statutory obligations but, as a precautionary measure, to ensure that the Group does not infringe the PPER Act the directors are seeking shareholder

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authority to make political expenditure as defined by the PPER Act of up to £100,000 to cover any commitments that might otherwise be caught by the PPER Act. Full details of the resolution to be proposed at the Annual General Meeting are contained in the Notice of Annual General Meeting that is being sent to all shareholders.

Annual General Meeting
The Annual General Meeting will be held at the Hotel InterContinental, One Hamilton Place, Hyde Park Corner, London W1V 0QY on Wednesday, 14 May 2003 at 11.30am. Enclosed with this report is a letter dated 2 April 2003 from the Chairman to shareholders. Attached to the letter is the Notice convening the Annual General Meeting, which includes an explanation of all the resolutions and is being sent to all shareholders more than 20 working days before the meeting.

Corporate Governance

Compliance with the provisions of the Combined Code
The Group complied throughout 2002 with the provisions of Section 1 of The Combined Code Principles of Good Governance and Code of Best Practice (‘The Combined Code’) except for b.1.7 (setting or reducing notice periods for directors to one year or less). Details of the notice periods for the service contracts of executive directors are given in the Remuneration Report on pages 43 to 45. It is the Company’s intention that the notice period for new executive appointments will be one year in accordance with the Combined Code.

Governance
The Board is responsible for the Group’s corporate governance policy and recognises its responsibilities to shareholders and other stakeholders to uphold the highest standards in economic, social, environmental and ethical matters by ensuring the Group conducts its activities in accordance with corporate governance best practice. (The Combined Code is issued by the UK Listing Authority and sets out recommendations as to best practice in corporate governance.)

The Board’s accountability is demonstrated by:

allocating major roles and responsibilities to ensure that the interests of shareholders and other stakeholders are taken into account by individuals in the performance of their duties;

requiring formal, clear procedures to be observed in certain key areas so that decisions and actions can be readily reviewed both internally and externally by regulators and auditors; and

the adoption of clear and formal procedures in key areas of the Group’s activities including the Board’s terms of reference and through the practice of business in accordance with the Group’s ‘Statement of Business Principles.’ This can be found on the Group’s website www.royalsunalliance.com

The Board
The current Board of Directors is made up of ten directors, nine of whom served throughout the year ended 31 December 2002.

Auditors
Following the transfer by the Company’s auditors PricewaterhouseCoopers of substantially all of its business to PricewaterhouseCoopers LLP, a Limited Liability Partnership, with effect from 1 January 2003, PricewaterhouseCoopers resigned on 5 March 2003 and the directors appointed PricewaterhouseCoopers LLP, as auditors of the Company. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

By order of the directors
J V Miller
Group Company Secretary
 London, 5 March 2003

As at that date there were two executive directors and seven non-executive directors including the Chairman.

During the year, Paul Spencer, Anthony Forbes and Bob

Mendelsohn left the Board on 31 March 2002, 15 May 2002 and 11 September 2002 respectively. John Napier joined the Board on 9 January 2003 and Andy Haste will join the Board as an executive director on 2 April 2003.

The effective operation of the Board falls principally under the responsibility of the Chairman who is a non-executive director. On 17 March 2003 John Napier will be appointed Chairman and Sir Patrick Gillam will resign as Chairman. Sir Patrick Gillam will resign as a non-executive director on 31 March 2003. The separate role of senior independent non-executive director is deemed to be held by the Deputy Chairman in accordance with the Combined Code. The day to day management of the business falls under the responsibility of the Group Chief Executive who is accountable for his actions to the Board. There is a clear division of responsibility between all these roles.

The non-executive directors, who are all influential in the Board’s decision making process, come from a range of industries and possess a mix of skills and business experience. They maintain an underlying responsibility to ensure that their judgement is exercised freely and independently from any relationship with the executive management of the Group and, in the Board’s opinion, there is no business or relationship within the current structure, that could materially interfere with the exercise of this judgement. This ensures that the interests of the Company’s shareholders are effectively promoted and represented through the Board.

The Group operates under the overall control of the Board, which is ultimately accountable for the strategic direction, activities and competent management of the business.

The Board has a formal schedule of matters specifically reserved for its attention to ensure that it exercises full control over significant strategic, financial, operational and compliance matters. All members of the Board are regularly briefed and updated on

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Corporate Governance (continued)

key activities of the business and are provided with briefings and presentations on other matters concerning the Group as the need arises. On appointment, new directors are subject to a formal induction programme and receive appropriate training and guidance on their duties and responsibilities. Directors also have access to the services and advice of the Company Secretary, and may take additional independent professional advice at the Group’s expense, in furtherance of their duties.

Regular reassessment of the composition of the Board is ensured through the Articles of Association of the Company which require directors to submit themselves for re-election every three years. In addition, any directors appointed during the year are required by the Articles to submit themselves for confirmation of re-appointment by shareholders at the next Annual General Meeting. A full list of directors and the Committees on which they sit is shown on pages 14 and 15.

Board committees
The Board has delegated the task of monitoring executive actions and determining the rewards of executives to the following committees, all of which have been established with formal terms of reference. Minutes of all committee meetings are formally recorded.

Audit & Compliance Committee is chaired by John Baker and comprises three other non-executive directors. The Committee meets at least four times a year and determines the appropriateness of accounting policies to be used in the Group’s published annual report and accounts. It is also responsible for assessing the independence and remuneration of the external audit function and the effectiveness of the Group’s system of internal control.

Nomination Committee is chaired by Sir Patrick Gillam and comprises three other non-executive directors. The Committee is responsible for considering all new Board appointments plus the re-appointing of existing directors when their re-election is due, as their re-appointment is not automatic.

Remuneration Committee is chaired by Nicholas Barber and comprises five other non-executive directors. The Committee determines the level and make up of remuneration for the executive directors and certain senior management. Details of the Group’s remuneration policy and individual director’s remuneration are provided on pages 43 to 49.

Risk management and internal control
The Board has overall responsibility for the Group’s systems of risk management and internal control and for reviewing their effectiveness. The systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material financial misstatement or loss.

Executive management has the responsibility for establishing and implementing appropriate systems and controls in their own areas of remit. To cultivate a good operating and control environment, the Group facilitates a number of specialist forums and practice groups whereby senior executives throughout the Group who share similar functions, come together (either in person, or virtually by video conferences or dedicated websites), to develop detailed policies and best working practices.

The main systems of internal control are summarised below:

Risk management
During the year the Group has focussed considerable attention on enhancing its risk management processes and structures. As a result, the Group has made a number of progressive changes, bringing together and building upon the existing elements of its risk management framework.

In particular, emphasis has been placed upon strengthening the parts of the framework through which risk policy is established and management is challenged in their approach to risk. This centre led, ‘second line of defence’, is essential in addition to the strong management led (or ‘first line of defence’) risk management mechanisms which the Group has employed for some time, for example its worldwide risk self appraisal process. Some examples of the key changes are outlined below.

A Board Risk Committee has been established, formed of members of the Group Board and the executive team. Its purpose is to define the Group’s risk appetite, agree policy and minimum standards and provide oversight and challenge of the Group’s risk management processes. The Committee achieves these objectives by meeting monthly to consider reports from risk specialists both internal and external to the Group, and to receive and review Group level risk management information.

A Group Risk Management department has also been established, formed of specialists in all key risk areas, specifically: insurance, credit, market, operational and compliance risk. The department is headed by a Group Risk Director, who reports directly to the Group Chief Executive.

The Group Risk Management team is responsible for the deployment of policy and standards, and the development of risk management tools and techniques through which they can offer challenge to the business. As examples of the progress made by this team in the last year, they have established a Group wide portfolio review process and have implemented a territorial licensing framework to cover all high risk classes of business worldwide.

The portfolio review process involves business representatives from all the key functions of the business (including a Group Risk Management representative for higher risk classes of business) coming together on a scheduled basis to discuss the status and prospects for each portfolio in each operation in the Group against set review criteria.

Under the territorial licensing process, operations are no longer permitted to write classes of business which are defined by the Group as ‘higher risk’ unless they have successfully applied for a licence from Group Risk Management. A separate licence is required for each higher risk class of business an operation wishes to write. Licences are only issued if the operation meets certain defined criteria, and strict parameters are imposed.

In addition, an overview Group Risk policy has been rolled out and more specific policy statements have been established in a number of the Group’s key risk areas. Considerable further progress is also scheduled for 2003.

At Regional and operational level, risk committees and risk management functions are also being established to ensure the policy framework and challenge process is suitably embedded at local level. These local functions will have a direct reporting line into the Group Risk Director.

The Group Risk Management function will also work closely with the newly formed Group Capital Management function to ensure capital allocation can be more closely linked to different levels and categories of risk.

The Group has a high level of commitment to continuing to evolve and improve its risk management framework. The key areas of best practice that will support this are:

A very clear statement of ‘Risk Appetite’ in terms of macro parameters, business volumes in some classes, loss retention,

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reinsurance, and other appropriate measures, supplemented by management information which enables effective monitoring against risk appetite.

A framework for developing robust processes for the identification, assessment (including quantification and aggregation), monitoring and control of risk

A structural and procedural adherence to the ‘Risk Based’ approach to governance being strongly promulgated by the Group’s regulator, the Financial Services Authority

An embedded challenge process whereby the Group centre and parallel structures within the larger territories will challenge business activity and balance sheet issues

Greater consideration of risk in the business strategy setting process, leading to improved risk return

Greater transparency and wider understanding of risk throughout the Group

A more effective allocation and use of capital and more explicit recognition of capital held in relation to specific categories of risk

Enhancement of early warning systems throughout the Group to avoid ‘surprises’, and enable issues that could give rise to unacceptable risk exposures to be better understood and monitored by Group centre

A proactively policed Portfolio Management Programme

A more cohesive and dynamic counter party risk management approach

A clear area of expertise which can offer the Board and Executive Management a response to perceived or actual challenges in the broad area of risk

An internal audit function which addresses matters from a Group wide perspective

In the 2001 report we announced that we had introduced newly developed computer software to assist in the process of recording and aggregating risk. This complemented our well established and ongoing process of identifying and evaluating risks and related controls.

This process has been in place throughout the year in review and up to the date of approval of the Report & Accounts. This process conforms with ‘Internal Control: Guidance for Directors on the Combined Code’ (The Turnbull Report) and is subject to continuing review and improvement.

The Audit & Compliance Committee acts as a distinct and separate activity from the workings of the Group Risk department and the Board Risk Committee. Their remit provides an independent counterbalance reviewing the self appraisal output and comparing it with separate reports from the internal audit function and from the main issues identified in the management letters provided by the external auditors.

The Board, through the Audit & Compliance Committee, considers that these reports give it sufficient information upon which to review the effectiveness of the systems of internal control as required by provision D.2.1 of the Combined Code.

Financial
A risk based capital model is used to determine the optimum level of capital required by the Group’s insurance business. From this,

target financial returns are set for each Region and expressed, in more detail in an annual budget that is approved by the Board. Throughout the year, the executive directors regularly prepare statements of actual revenue and expenditure together with revised financial forecasts, which are presented to the Board.

Business
The commercial directors’ meetings and Group Underwriting Forum are examples of the specialist forums and practice groups mentioned above. These particular bodies oversee the application of a Portfolio Review process, which is operated at country level, and was introduced in 2002.

The Portfolio Review process is a mechanism whereby underwriting portfolios which are classified as more volatile or higher risk, are reviewed by an experienced team with wide ranging professional backgrounds and, if necessary, corrective actions are agreed. These cover areas such as actual performance compared to plan, pricing and aggregation of risk.

General
There are documented delegations of authority for senior executive management, which clearly set out the levels of approval required for key transactions. In some instances, for example new business propositions, the approval itself is dependent upon the satisfactory outcome of a rigorous investment appraisal process. Within underwriting, there are certain types of risks which no one is authorised to accept, or which require express sanction at a high level in the Group.

External review and regulation
The activities of the Group in all of the main countries in which it operates are subject to review and examination from regulators, external auditors and tax authorities. The Financial Services Authority directly regulates the insurance industry within the UK. It has issued its own Statements of Principle which are to be observed by both individuals and companies, some of which relate to group wide activities. This will serve to increase the Group’s monitoring role of the activities of all Regions in these areas.

Relations with shareholders
The Board welcomes the views of shareholders and a regular programme of dialogue is maintained between executive directors and institutional investors, plus their representative bodies. Results are published quarterly and annual reviews are sent to all shareholders unless they have elected to receive a copy of the annual report & accounts. All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the directors. The Chairmen of each of the Board Committees are present at the Annual General Meeting. Shareholders who are unable to attend or to ask a question in person, are invited to contact the Company in writing, or via its website. The website is regularly updated and used to communicate a wide range of information about the Group, that is of interest to shareholders, customers and the public at large. A specific section is devoted to Shareholders’ Frequently Asked Questions inside the back cover.

In 2002 our UK asset management operations were sold to ISIS Asset Management (formerly Friends Ivory & Sime). As part of the management of the Royal & SunAlliance funds we have agreed that ISIS will apply their process for encouraging socially responsible investment. We view this as a positive step towards social engagement with companies in which we invest.

Health and safety
The welfare of staff is an essential principle for the Group, which strives to provide all its employees with safe conditions at work. At a worldwide level the risk management of the health, safety and wellbeing of our employees, contractors and members of the

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Corporate Governance (continued)

public is recognised as a Board level issue. The Group is committed to complying with all of its statutory and regulatory obligations worldwide (which includes health and safety matters), but delegates the detailed activities in this regard to Regional management. This is in accordance with the Group culture that encourages and empowers people in Regional operations to take decisions and actions related to their own day to day activities.

Social, environmental and ethical matters
The Board values its dialogue with institutional shareholders and their representative bodies which, taken together with the breadth of experience that the Board collectively holds, ensures that it is aware of significant social, environmental and ethical concerns that stakeholders may have about the Group. In addition, the risk management process, which is described in more detail above, should bring the Board's attention to any significant social, environmental and ethical risks or opportunities faced by the Group that have a high likelihood of occurring.

The Group recognises the importance of keeping sustainable development principles at the heart of its business. It has adopted a Statement of Business Principles that is communicated to all staff throughout the Group. This sets out values and standards of conduct staff are expected to follow to protect the Group's reputation and achieve its objectives. The Statement is supported by a range of policies, which implement its requirements.

The awareness of concerns, combined with the knowledge of probable risks allows the Board to ensure that prompt and effective action is taken to control these risks and take advantage of opportunities. More information on the Group's activities in this area can be found on pages 34 to 36 of this report.

Auditor independence
The Group each year formally considers the performance of the external auditors prior to proposing a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors or affect the performance of their statutory duties. PricewaterhouseCoopers LLP (previously PricewaterhouseCoopers) similarly consider whether there are any relationships, between themselves and the Company, that could have a bearing upon their independence and confirm, in writing, to the Company their independence.

In a number of areas PricewaterhouseCoopers LLP were engaged as advisors by management of subsidiary businesses during the year. Such appointments are made only following a formal open tender process involving PricewaterhouseCoopers LLP and other suitably qualified advisors. The Board is satisfied that none of these engagements gave rise to problems with auditor independence or other potential conflicts of interest. To reinforce the need to ensure independence, the Board issued in 2002 a Code of Conduct that gives guidance to businesses within the Group on the circumstances when it would, or would not, be appropriate to engage the auditors as advisors. A full statement of the fees paid for audit and UK non audit services is provided in note 13 to the financial statements.

Directors' responsibilities
The directors are required to ensure that adequate accounting records are maintained so as to disclose, at any time and with reasonable accuracy, the financial position of the Group. They are also responsible for taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

They must present financial statements for each financial year, which give a true and fair view of the state of affairs of the

Company and Group and of the profit or loss for that period. In preparing such financial statements, they are required to:

select suitable accounting policies and apply them on a consistent basis using reasonable and prudent judgement;

state whether or not applicable accounting standards have been followed and explain any material departures; and

use the going concern basis unless it is inappropriate to do so.

Basis of accounts
The directors have satisfied themselves that the Group had adequate resources to continue in operation for the foreseeable future having given consideration to the uncertainties and contingencies disclosed in the financial statements and have therefore prepared the financial statements on a going concern basis.

By order of the directors
J V Miller
Group Company Secretary
London, 5 March 2003

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Remuneration Report

The following report by, and recommendations of, the Remuneration Committee have been approved without amendment by the Board, for submission to shareholders.

Remuneration Committee
The Remuneration Committee is responsible for all aspects of remuneration paid to executive directors and certain senior executives, and makes recommendations to the Board on the remuneration policy and strategy for these employees. Its members are all independent non-executive directors. The current membership is Nicholas Barber (Chairman), Bob Ayling, John Baker, Sir Patrick Gillam, Susan Hooper and Carole St Mark. Susan Hooper and John Baker joined the Remuneration Committee during the year.

In developing the remuneration framework, the Committee actively seeks advice and survey data where necessary, from various independent specialist remuneration consultants. Our current advisors are Mercer Human Resource Consulting and Monks Partnership. In framing its policy, the Committee has taken account of the relevant provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority and the composition of the Committee is consistent with the Combined Code.

During the year the Committee sought the assistance of the Group Chief Executive on matters relating to his subordinates' performance and remuneration. The Group Chief Executive was present at all meetings of the Remuneration Committee, except when his remuneration arrangements were discussed.

Members of the Committee have no personal financial interest, other than as shareholders, in the Committee's decisions. They have no conflicts of interest arising from cross directorships nor from being involved in day to day business of the Company. The Committee met six times in the period under review.

Remuneration policy
Details of individual directors' emoluments are set out on pages 46 to 48 and directors' share interests and share options on pages 48 and 49 of this document.

The Remuneration Committee has sought to develop a framework for remuneration that supports the Group's business strategy. Within this it sets the remuneration of individual executives and directors appropriate to the particular market in which the Company operates. The policy is kept under annual review to take account of pay and conditions throughout the Group, emerging best practice and changes in the business environment.

The policy aims to:

ensure the attraction, retention and motivation of high calibre individuals;

align the interests of the executive directors as closely as possible with those of shareholders;

develop incentive plans that promote a high performance culture;

encourage consistency of performance;

ensure that total rewards are competitive with the market in which we operate; and

operate remuneration plans that are transparent to investors.

The Committee believes that individual remuneration should be appropriate to the scale of responsibility and individual performance as well as being market competitive. When assessing the competitive market, the Committee considers international, as well as UK, trends in remuneration, taking into account that over half of the Group's revenues are earned outside the UK and 50% of the senior management team are not UK citizens.

The Committee's policy is to relate basic salaries to the mid market pay levels of companies of comparable size and complexity, including both international financial services and other listed companies. The Group aims to encourage top quartile performance by means of a balanced mixture of short term and long term incentive schemes.

Remuneration for executives in 2002 consisted of four principal elements:

base salary;

annual performance bonus;

executive share option scheme; and

pension provision and other benefits.

Where appropriate, the Group encourages senior managers to accept, subject to the approval of the Chairman and Group Chief Executive, an invitation to join the Board of another company in a non-executive capacity. The Group recognises the value this wider experience brings. In these circumstances, such managers are permitted to retain the remuneration from their non-executive appointment.

The Remuneration Committee will be carrying out a review of remuneration and incentive policies during the year, together with the new executive management team, to ensure that such policies continue to meet overall objectives and support future business strategy. This review will balance the need to structure the Company's remuneration and incentives policies in a way that supports the business objectives, in the short and medium to long term, with the need to ensure that executive packages as a whole are sufficient to recruit, retain and motivate. This is very important in the current, very challenging environment. The review will be carried out including consultation with the Company's institutional shareholders.

Details of the current remuneration package are as follows:

Base salary
Utilising the input from the external specialists, noted above, base salaries are targeted at the market median taking into account the director's experience, performance, and responsibilities and the level of salaries paid to executives performing comparable functions. Salaries are determined in local currencies where appropriate. In 2002, base salaries increased by an average of 9.6% reflecting a shift in the market and individual roles.

Annual incentive scheme
In addition to base salary, each executive is entitled to participate in the annual incentive scheme. Under this scheme executives can achieve up to 100% of basic salary (120% for Bob Gunn) in the event of exceptional corporate financial and individual performance.

The annual incentive scheme is primarily based on the Group's (and divisional where appropriate) annual net real return on risk based capital (RORBC), combined with individual objectives. Awards of up to 40% of basic salary (50% for Bob Gunn) are payable if target performance is achieved.

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Remuneration Report (continued)

Annual bonuses for senior executives with Regional responsibility are based 70% on the performance of their Region and 30% on Group results.

In respect of bonus year 2002 personal performance and continuity bonus payments of £300,000 were made in respect of Bob Gunn and £100,000 for Julian Hance. The payment to Bob Gunn takes account of the responsibility he assumed when acting as Group Chief Executive. A retention and continuity bonus of £250,000 was introduced for Julian Hance payable at 31 December 2003. During 2002 Paul Spencer, Chief Executive of the UK, resigned and as part of his settlement package was awarded £115,000 in recognition of the services rendered towards the UK business meeting its business targets.

Long term incentive schemes
The Group currently offers a single long term incentive scheme to senior executives, with the exception of Bob Mendelsohn who had additional arrangements, until his resignation on 31 October 2002. The introduction of the existing executive share option scheme, approved by shareholders in 1999, followed a detailed review by the Remuneration Committee. Share options are seen as an important element of performance related rewards, aligning executives closely with shareholders and reinforcing financial performance.

Under the scheme, executives can normally be granted options annually over shares at market value of up to one times base salary. In exceptional circumstances, and in line with ABI guidelines, the Company may grant options over shares above these limits. All options granted under this scheme are exercisable between three and ten years after grant. Under the current scheme, options may be exercised if the Company's net of tax and inflation return on capital (ROC) exceeds 6% per annum over a three year period. The test operates on a rolling basis which means that it can be satisfied over any three year period during the ten year life of an option. No options will be granted with an exercise price below market value. The scheme is funded through a combination of new issue shares and shares purchased in the market and dilution levels are held strictly within ABI limits, (10% over ten years for all schemes and 5% for executive schemes).

All executive share options granted under previous schemes between 1996 and 1997 were subject to the performance condition that average total shareholder return must at least equal the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to executive options granted in 1994 and 1995.

In 2001, the Annual General Meeting (AGM) approved the introduction of a stock option scheme for US employed managers based upon US market practice. Grants of options granted over American Depository Shares, are normally made twice a year. The USA's most senior manager is eligible to receive options of 3.6 times basic salary per annum. All options will vest after seven years, although vesting can be accelerated by the US subsidiary's outperformance as measured by ROC.

In the three years to 31 December 2002 performance conditions were not met and hence no options have vested under any scheme over the period.

Approval is being sought at the 2003 AGM to remove from the rules of the 1999 Executive Share Option Scheme (ESOS) the dilution limits which are no longer required by the ABI. At the same time the performance criteria for vesting of options will be strengthened by limiting the number of ‘re tests' to one, on the fourth anniversary of the option grant.

The Group also operates savings related share option schemes, which are open to all staff in the UK and 13 other countries in which we operate. Currently almost 80% of the Group's employees participate in at least one share plan.

New Group Chief Executive
As noted above, the Company can in exceptional circumstances grant options in excess of the normal limits provided that any grant, in excess of the four times salary limit under ESOS rules, is funded by way of market purchased shares.

After due consideration, and taking external advice from remuneration consultants, the Board agreed that Andy Haste should, on joining the Company, receive an initial grant of executive share options of three times his base salary and in August 2003 a further grant equal to two times his base salary. The amount of grant in excess of the limits under the ESOS will be funded by way of market purchased shares. These options will be subject to the rules and performance conditions of the ESOS scheme applicable at the time of grant as detailed above.

Share ownership guidelines
Under ESOS the executive directors and certain other senior executives are currently required over five years to build and retain a minimum shareholding of Royal & SunAlliance shares, equivalent to at least one times their base salary. All participants in the US scheme are covered by share holding guidelines requiring participants to hold Royal & SunAlliance shares of up to three times basic salary.

Other benefits
In addition to participation in the annual and long term incentive arrangements, the Company provides senior executives with a range of competitive benefits, such as death in service, life cover, private health insurance and company car allowance. The taxable value of these benefits is included in the table on page 46.

Service contracts
Directors holding executive office have service contracts, the terms of which are considered by the Remuneration Committee to provide a proper balance of duties and security between the respective parties. It is the Company's intention that the notice period for new executive appointments will be one year.

Julian Hance's contract dated 1 April 1997 is terminable on one year's notice. If not so terminated, the contract continues until he attains age 62. Bob Gunn is employed under a Canadian employment agreement, dated 2 May 1973 that does not provide for notice. Termination provisions are a matter for mutual agreement in the context of Canadian employment law and practice. Bob Gunn will retire from the Company on 30 September 2003. The details of Bob Gunn's retirement arrangements are shown on page 48.

In the case of all executive directors, dismissal by the employer without notice and in the absence of specific grounds may require pay in lieu of the corresponding notice periods.

Bob Mendelsohn and Paul Spencer both had contracts that were terminable by the employer on two years' notice.

Re-election of directors
At the AGM, John Baker and Bob Ayling will be retiring by rotation and, being eligible, will offer themselves for re-election under Article 106 of the Articles of Association. John Napier, who became a director on 9 January 2003, and Andy Haste, who will be appointed a director on 2 April 2003, being eligible, will offer themselves for reappointment under Article 110 of the Articles of Association.

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Non-executive directors
Those directors appointed to a non-executive role do not have service contracts and are not entitled to bonus payments or pension arrangements. They do not participate in the Group's long term incentive arrangements. The Articles of Association provide that the remuneration paid to non-executive directors is to be determined by the Board within the overall limit set by the shareholders. The fee set in 1999 was £35,000 per annum, with an additional fee of £10,000 for chairing the Audit & Compliance Committee and the Remuneration Committee, as these were recognised as particularly onerous. The fee payable to the Deputy Chairman remained at £60,000. John Napier received a fee at the rate of £60,000 per annum from his appointment on 9 January 2003 to taking over as Chairman on 17 March 2003. From that date he will receive a fee at the rate of £250,000 per annum. This figure was determined by the Board after taking advice from the Group's independent remuneration consultants that it compared with similar appointments in international and financial services companies. Other than in respect of John Napier the fees payable to non-executive directors were not reviewed in 2002.

During 2002, the Board met twelve times. In addition, throughout the year, the non-executive directors met independently of the executive directors.

Audit requirements
The Directors' Remuneration Report Regulations 2002 introduced a new requirement for part of the Remuneration Report (the auditable part) to be audited. The auditable part of the Remuneration Report is the part containing the information required by Part 3 of Schedule 7A to the Companies Act 1985 and has been identified in the headings of the relevant parts of this report.

Total shareholder return
Total shareholder return, comprising the change in value of a stock over time taking into account any dividends distributed, can be represented by the value of a notional £100 invested at the beginning of a period and its change over that period, giving credit for dividends declared during that period. Below is a graph showing the change in value for Royal & SunAlliance shares over the five years from 31 December 1997. That change is compared with the notional return from £100 invested in the FTSE World Europe Insurance index. This index comprises the range of European life and general insurance businesses, which most closely matches with our trading competitor peer group.

Total shareholder return for Royal & SunAlliance and FTSE World Europe Insurance index

For information the Royal & SunAlliance line as above is also compared with the total FTSE 100 index return.

Total shareholder return for Royal & SunAlliance
and FTSE 100

Nicholas Barber
Chairman of Remuneration Committee,
on behalf of the Board
London, 5 March 2003

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Directors' Emoluments

Remuneration (auditable part)
Remuneration for the year ended 31 December, was as follows:

				Compensation	Total
	Base salary			for loss of
	and fees	Allowances	Bonuses	office	2002	2001
	£000	£000	£000	£000	£000	£000

Executive directors
Bob Gunn (note 4)	554	141	300		995	471
Julian Hance	411	27	100		538	395

Non-executive directors
Bob Ayling	35				35	35
John Baker	61				61	42
Nicholas Barber	45				45	45
Sir Patrick Gillam	175				175	175
Stephen Hill	35				35	35
Susan Hooper	35				35	15
Carole St. Mark	35				35	35

Directors leaving during 2002
Anthony Forbes (note 1)	23				23	60
Paul Spencer (note 2)	193	6	115	608	922	393
Bob Mendelsohn (note 3)	600	416		1,441	2,457	1,033

Notes:
1.	Anthony Forbes retired on 15 May 2002.

2.	Paul Spencer resigned from the Board on 31 March 2002 and from the Company on 30 June 2002. The figure above for compensation for loss of office includes pay in lieu of notice in accordance with his contract of employment of £578,000 plus £30,000 in respect of his contractual benefits. In addition he received a discretionary payment of £115,000 in recognition of the services rendered towards the UK business meeting its targets in the bonus year 2002.

3.	Bob Mendelsohn resigned from the Board on 11 September 2002 and from the Company on 31 October 2002. As an expatriate director Bob Mendelsohn received remuneration which was intended to put him in a position, after taking into account taxation and living cost differentials, where he was no worse off than if he had performed the same duties for the Group in his home country (the United States). This includes expatriate benefits such as provision of accommodation and related allowances which are included above as part of allowances.

Also, included in the amounts shown above for compensation for loss of office for Bob Mendelsohn is a payment in lieu of notice in accordance with his contract of employment of US$1,762,500 (£1,094,720) plus US$505,535 (£319,997) in respect of his contractual benefits. In addition he received temporary accommodation and car benefits of £32,552 subsequent to the date of his resignation, up to the point of his return to the US.

During Bob Mendelsohn's employment a separate long term incentive plan was established designed to offer upper quartile opportunity only when the Group's Total Shareholder Return exceeded challenging relative and absolute targets. No payments have been made under this non pensionable plan.

4.	As an expatriate director Bob Gunn is provided with accommodation at a Group owned residential facility that is available also to other expatriates or visiting staff members. The taxable benefit of this is reflected above in allowances. A payment of £300,000 was made to Bob Gunn in respect of personal performance and continuity bonuses in 2002. The payment takes account of the responsibility he assumed when acting as Group Chief Executive.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Pension benefits (auditable part)
Non-executive directors are not entitled to any pension benefits. The pension benefits earned by the executive directors, as members of Group defined benefit schemes, were as follows:

			Transfer value of	Transfer value of
		Total accrued	total accrued	total accrued	Difference in
		pension at	pension at	pension at	transfer values
	Change in accrued	31 December	31 December	31 December	less member’s
	pension in year	2002	2002	2001	contributions
	£	£	£	£	£

Bob Gunn (note 4, 5, 12)	113,412	413,695	4,636,595	3,792,280	1,172,780
Julian Hance (note 3, 6)	24,737	144,084	1,420,656	1,294,834	125,822
Paul Spencer (note 7)	26,063	93,576	1,258,163	902,674	355,489
Bob Mendelsohn (note 4, 8)	11,058	325,543	3,851,774	3,727,759	471,322

Notes:
1.	The difference in transfer values reflects the difference between the two transfer values calculated using relevant information on the respective dates and is not necessarily the actuarial increase of the underlying pension. For Bob Gunn the figures are also impacted by movements in exchange rates.

2.	The figures set out in the table above provide information as required by the Directors’Remuneration Report Regulations 2002. The Stock Exchange Listing Rules require the increase to be shown excluding the effects of inflation and the transfer value of this increase. These figures are shown in the notes below.

3.	The accrued pension figures shown are the annual amounts of member's pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules or on the same discretionary basis as applies to the membership of the relevant scheme as a whole. On the death of the member leaving a surviving spouse and/or children, spouses and/or childrens’pensions are payable in accordance with scheme rules.

4.	Bob Gunn and Bob Mendelsohn are members of various Canadian and US pension schemes whose benefits are denominated in Canadian dollars and US dollars respectively. The figures shown in sterling have been calculated by taking the appropriate Canadian or US dollar figure and converting this into sterling at the exchange rate at 31 December 2002 or 31 December 2001 as applicable.

5.	On his appointment to the UK in September 2001 Bob Gunn received a salary increase and his pensionable remuneration for 2002 reflects a full year at this increased salary compared with only four months at this salary during 2001. At that time he also became entitled (in the event of retirement) to an enhanced retirement pension of 56% of pensionable earnings. For each subsequent year of service this would increase by 2% until retirement at age 60.

The increase in his accrued pension during the year, excluding the effects of inflation was £108,307 p.a. and the transfer value in respect of this was £1,437,059 at 31 December 2002.

6.	For Julian Hance the increase in his accrued pension during the year, excluding the effects of inflation was £22,311 p.a. and the transfer value in respect of this was £227,706 at 31 December 2002.

7.	Paul Spencer resigned from the Company with effect from 30 June 2002. He was awarded an additional amount of pension of £19,784 p.a. in respect of the unexpired period of his contract. This additional pension is included in the figures in the table above for both the total accrued pension at 31 December 2002 and the change in accrued pension during the year. The transfer value in respect of this additional amount of pension was £266,468 at 31 December 2002. The increase in his accrued pension during the year, excluding the effects of inflation was £25,841 p.a. and the transfer value in respect of this was £348,043 at 31 December 2002.

8.	Bob Mendelsohn resigned from the Company with effect from 31 October 2002, after which date he ceased to accrue further pension. In respect of the US Cash Balance Plans of which he was a member, the accrued pensions shown in the table for 2002 have been calculated by converting the accumulations in the plans at 31 October 2002 into notional pensions using a 6.63% interest rate and applicable US Group Annuity Mortality Tables. For the accrued pension at 31 December 2001 a 7.75% interest rate was used. The increase in his accrued pension during the year, excluding the effects of inflation was £6,603 p.a. and the transfer value in respect of this was £63,714 at 31 December 2002. Bob Mendelsohn is also a member of defined contribution schemes to which the Group contributed £30,650 during the year.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Directors’ Emoluments (continued)

9.	No contribution by members of the schemes is required but with the exception of Bob Gunn, they all have the option of paying Additional Voluntary Contributions. Neither the contribution nor the resulting benefits are included in the table.

10.	Transfer values have been calculated in accordance with the guidance note ‘GN11’published by the UK Institute of Actuaries and Faculty of Actuaries.

11.	Following the appointment of Andy Haste as Group Chief Executive on 2 April 2003, Bob Gunn will resign from the Board.

12.	Bob Gunn is due to retire from the Company in September 2003. Based on his current pensionable remuneration (and exchange rates) at 31 December 2002, he would be entitled to an early retirement pension of £439,042 p.a. but he is to be granted a pension of £476,330 p.a., which is an increase of £62,635 p.a. over the total accrued pension at 31 December 2002 shown in the table above. The expected transfer value of this total pension in September 2003 is £5,495,355 and the difference between this and the transfer value at 31 December 2002 is £858,760. Of this amount, £430,192 relates to the additional early retirement pension he is to be granted over the early retirement pension ordinarily available.

Directors’Shareholdings

Shareholdings (auditable part)
The interests of directors in 27.5p ordinary shares of the Company, as declared and recorded in accordance with the Companies Act 1985, are as follows:

		Shares held at
		31 December 2002
	Shares held at	(* or at date
	1 January 2002	of leaving)

Bob Ayling	545	545
John Baker	4,218	4,218
Nicholas Barber	6,667	6,667
Sir Patrick Gillam (note 2)	10,706	11,260
Bob Gunn (note 1)	17,327	67,735
Julian Hance (note 1)	10,227	30,227
Stephen Hill	–	–
Susan Hooper	–	–
Carole St. Mark	6,346	6,501
Directors leaving during year
Anthony Forbes (retired 15.05.02)	4,850	4,850
Bob Mendelsohn (resigned 31.10.02)	71,340	71,340
Paul Spencer (resigned 30.06.02)	30,891	30,891

Notes:
1.	In addition to the interests shown above, the directors indicated, in common with the employees, had a beneficial interest as at 31 December 2002 in 697,200 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No. 2.

2.	Sir Patrick Gillam will retire as Chairman on 17 March 2003 and as a director on 31 March 2003.

3.	On 5 March 2003, the directors’interests remained unchanged. John Napier did not have any interests in the shares of the Company between his appointment on 9 January 2003 and 5 March 2003.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Options (auditable part)
Movements in option holdings during 2002 were as follows:

		Options held a 1 January2002	Options granted during the year	Options exercised during the year	Options lapsed during the year	Exercise price (pence)	Market price at date of exercise (pence)	Gains on exercise £	Options held at 31December 2002 (*or on leaving)

Bob Gunn (note 1)	ESOS	406,752	86,206	107,309	–	141.6	267.5	135,102	385,649
	SAYE	4,269	875	–	4,269	–	–	–	875

Julian Hance	ESOS	352,711	66,379	–	–	–	–	–	419,090
	SAYE	4,126	875	–	1,318	–	–	–	3,683

Bob Mendelsohn* (note 2)	ESOS	1,141,563	119,827	–	–	–	–	–	1,261,390
	SAYE	–	–	–	–	–	–	–	–

Paul Spencer* (note 2)	ESOS	351,500	66,379	–	–	–	–	–	417,879
	SAYE	–	–	–	–	–	–	–	–

On 11 March 2002 executive share options (‘ESOS’) were granted at an option price of 290p. On 12 September 2002 savings related share options (‘SAYE’) were granted at an option price of 82p.

Options held at 31 December 2002 or at leaving date if earlier, in respect of the ordinary shares of the Company as a result of executive and savings related share option schemes were as follows:

	Number 31 December 2001	Number 31 December 2002	Weighted average exercise price (pence)	Dates exercisable

				From	To

Bob Gunn	411,021	386,524	415.2	01.06.98	11.03.12
Julian Hance	356,837	422,773	434.6	14.04.97	11.03.12
Bob Mendelsohn (note 2)	1,141,563	1,261,390	351.3	02.06.99	11.09.05
Paul Spencer (note 2)	351,500	417,879	440.6	31.03.03	11.09.05

Notes:
1.	Bob Gunn exercised 107,309 options at an option price of 141.6p on 10 June 2002. This option was granted on 14 August 1992 and became exercisable on 14 August 1995.

2.	Paul Spencer resigned on 30 June 2002 and Bob Mendelsohn resigned on 31 October 2002.

3.	Options granted to directors in March 2002 under the ESOS were granted at an option price of 290p, which was not less than the average of middle market quotations for the shares of the Company on the five business days prior to the date of grant.

4.	Options granted under the executive share options scheme are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering a net annual return on capital which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

5.	Full details of all directors’shareholdings and options to subscribe for shares are recorded in the Company's Register of Directors’Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

6.	None of the terms or conditions of any of the share option schemes of the Company were varied during the year.

7.	The official closing middle market price at its highest during the year was 418p and at its lowest was 87.5p per share; on the last dealing day of the year it was 120.75p per share.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Independent Auditors’Report to the Members
of Royal & Sun Alliance Insurance Group plc

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Movements in Shareholders’Funds, the Consolidated Balance Sheet, the Parent Company Balance Sheet, the Consolidated Shareholders’Cash Flow Statement and the related notes including the Accounting Policies, Estimation Techniques, Uncertainties and Contingencies, Segmental Information, the statements of the Principal Subsidiary Companies and the Principal Associated Undertakings and Other Significant Shareholdings which have been prepared in accordance with the Accounting Policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report (‘the auditable part’).

Respective responsibilities of directors and auditors
The directors’responsibilities for preparing the Annual Report, the Remuneration Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors’Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only Financial Highlights, the Chairman's Statement, the Industry Overview, the Chief Executive's Review, the Board of Directors, the Group Finance Director's Report, the Sensitivity Analysis and the Share and Shareholder Analysis, the Directors’Report, the Corporate Governance Statement, the Remuneration Report and the Five Year Financial Review.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Equalisation reserves
Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirement for insurance companies to maintain equalisation reserves. The nature of equalisation reserves, the amount set aside at 31 December 2002, and the effect of the movement in those reserves during the year on the General Business Technical Account and loss on ordinary activities before tax, are disclosed in note 9.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended; the financial statements have been properly prepared in accordance with the Companies Act 1985; and those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, 5 March 2003

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Accounting Policies

Financial statements
The financial statements are prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice (SORP) issued by the Association of British Insurers in December 1998. As noted in the investment accounting policy the true and fair override has been adopted in respect of the valuation of the Group's investment properties and no depreciation is provided.

Changes in accounting policy
During 2002, the Group has adopted the requirements of Financial Reporting Standard 19 ‘Deferred Tax’. Under this standard, deferred tax is provided in full for the estimated taxation or relief from taxation, which is expected to arise from material timing differences. Under the previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognises a change in UK generally accepted accounting principles. The financial impact of this change is considered in note 1 and comparatives have been restated.

Group accounts
The consolidated accounts of the Group include the results of all subsidiaries drawn up to 31 December.

The Consolidated Profit and Loss Account and Consolidated Balance Sheet are drawn up in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985. The Parent Company Balance Sheet is drawn up in compliance with the provisions of Section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by Section 230 of the Companies Act 1985, the Parent Company Profit and Loss Account has not been included in these financial statements.

Subsidiaries acquired during the year are consolidated from the effective date of acquisition.

The Consolidated Shareholders’Cash Flow Statement has been drawn up in accordance with Financial Reporting Standard 1 (Revised) which requires the Cash Flow Statement to exclude the cash flows of the long term policyholders’funds.

Principal associated undertakings are accounted for by the equity method in the consolidated financial statements. The figures included for interests in principal associated undertakings are for the accounting periods indicated in the list of Principal Associated Undertakings and Other Significant Shareholdings.

Translation of foreign currencies
Assets and liabilities including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates ruling at the year end and the resulting differences are taken to reserves or in the case of long term business are included within the Long Term Business Technical Account. Transactions denominated in foreign currencies are translated at the prevailing rate at the date of the transaction and the resulting exchange differences are included within the Profit and Loss Account.

Derivatives
Interest rate and currency swaps in relation to the Group's dated loan capital are treated as hedges. The underlying hedged dated loan capital is carried at cost and accordingly the swaps have not been marked to market. The interest payable or receivable on interest rate swaps is included in interest paid. Other derivatives are included within the category to which the contract relates and are valued at market value.

General Business Technical Account
General business is accounted for on an annual basis. Premiums written are accounted for in the year in which the contract is entered into and include estimates where the amounts are not determined at the balance sheet date. Premiums written exclude taxes and duties levied on premiums. An allocation of the investment return has been made to the General Business Technical Account from the Non-Technical Account on the longer term rate of return basis. The commission and other acquisition costs incurred in writing the business are deferred and amortised over the period in which the related premiums are earned.

Claims paid represent all payments made during the period whether arising from events during that or earlier periods.

The balance on the General Business Technical Account is arrived at after taking account of changes in the equalisation provisions.

Long Term Business Technical Account
Premiums and annuity considerations are accounted for when due except premiums in respect of linked business which are accounted for when the policy liabilities are created. Single premiums are those relating to products issued by the Group where there is a contractual obligation for the payment of only one premium. Annual premiums are those where there is a contractual obligation for the payment of premium on a regular basis. Claims arising on maturity are recognised when the claim becomes due for payment. Death claims are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or the date at which the policy ceases to be included in the long term business provision or the technical provisions for linked liabilities.

Acquisition costs comprise direct and indirect costs of obtaining and processing new business. These costs are deferred as an explicit deferred acquisition cost asset, gross of tax relief and amortised over the period in which they are expected to be recovered out of margins in matching revenues from related policies. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability by category, against future margins from the related policies in force at the balance sheet date.

The profits on long term insurance business represent the transfer from the long term funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders’funds attributable to the long term business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term funds. Profits are shown in the Non-Technical Account grossed up for tax at the effective rate of corporation tax applicable in the period. For business transacted overseas, results have been included in accordance with local generally accepted accounting principles where they are consistent with UK practice.

Local generally accepted accounting principles changed during 2002 in respect of accounting for the Group's Danish life subsidiary. Fixed interest investments are now required to be measured at market value and long term business provisions at fair value.

New business premiums are recognised when the policy liability is established. New single premiums include recurrent single premium contracts including DSS rebates and increments under group pension schemes. Where products are substituted by the policyholder or pension contracts are vested, these transactions are reflected as new business only to the extent that they give rise to incremental premiums.

Reversionary bonuses are recognised when declared; terminal bonuses are recognised when payable.

Shareholders’accrued interest for long term business represents the excess of accumulated profit recognised under the modified

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Accounting Policies (continued)

statutory basis of reporting over the statutory transfers made from the long term funds to shareholders. The amount of profit recognised as shareholders’accrued interest is credited to the Profit and Loss Account within capital and reserves.

Investment return
Income from investments is included in the Profit and Loss Account on an accruals basis. Dividend income on ordinary shares is recognised when the related investment goes ‘ex dividend’. Realised and unrealised gains and losses on investments attributable to long term business are dealt with in the Long Term Business Technical Account. Realised and unrealised gains and losses on other investments, including the Group's share of realised and unrealised gains and losses of associated undertakings, are dealt with in the Non-Technical Account. Realised gains and losses on investment disposals represent the difference between net sale proceeds and cost of acquisition. Unrealised gains and losses on investments represent the difference between the carrying value at the year end and the carrying value at the previous year end or, in the case of investments purchased in the year, the cost of acquisition.

Group operating result and profit (based on longer term investment return) are presented including investment return on the longer term rate of return basis. The longer term rate of return basis reflects both historical experience and the directors’current expectations for investment returns. The rates of longer term return are set with the objective of ensuring that, in aggregate over time, the return recognised in operating profit (based on longer term investment return) does not exceed or fall below the actual returns achieved. Short term investment fluctuations represent the difference between the actual investment return in the year and that determined on the longer term rate of return basis.

Group operating result and profit (based on longer term investment return)
Group operating result (based on longer term investment return) is analysed between general business, long term business and other activities as an additional disclosure. Group operating result (based on longer term investment return) excludes interest on dated loan capital, short term investment fluctuations, the change in the equalisation provisions, amortisation and impairment of goodwill and of goodwill in acquired claims provisions, and other items including reorganisation costs. Group operating profit (based on longer term investment return) excludes short term investment fluctuations.

Taxation
Taxation in the Non-Technical Account and Long Term Business Technical Account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is based on dividends received. Taxation in the Non-Technical Account includes the tax by which the balance on the Long Term Business Technical Account has been grossed up.

Deferred tax is provided in full and consists of the estimated taxation or relief from taxation which is expected to arise from material timing differences using rates based on tax rates and laws that have been substantively enacted by the balance sheet date. Provision is made for taxation which might arise on the distribution of profits retained by overseas subsidiaries or associated undertakings only to the extent that dividends have been accrued as receivable. Credit is taken for relief for trading and other losses only to the extent that the directors anticipate that suitable profits will absorb such losses in future periods.

Deferred tax balances that derive from undiscounted cash flows and for which the impact of discounting is material have been discounted using appropriate rates.

Goodwill
Goodwill, being the difference between the cost of an acquisition and the fair value of the net tangible assets acquired, arising on the acquisition of subsidiary companies and associated undertakings, is capitalised in the balance sheet and amortised to the Profit and Loss Account on a straight line basis. The cost of acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. The period of amortisation, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill, this being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets. Goodwill arising prior to 31 December 1997 has been eliminated against reserves in accordance with the Group accounting policy at the date of acquisition.

In the event of the disposal of a business acquired prior to this date, the related goodwill is charged to the Profit and Loss Account in the year of sale.

Goodwill is reviewed for impairment at the end of the first full year following an acquisition and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The present value of the shareholders’interest in the acquired value of in-force long term business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is dealt with as described below.

The fair value of general business claims provisions relating to businesses acquired is established after making allowance for future investment income. The discount, being the difference between the fair value and the undiscounted value at which they are accounted for on consolidation, is capitalised as goodwill in acquired claims provisions and amortised to the Profit and Loss Account over the expected run-off period of the related claims.

Investments
Investments and assets held to cover linked liabilities, are shown at market value, for which purpose unlisted investments, mortgages and loans are included at directors’valuation and properties at professional valuation. For listed securities the stock exchange values are used except that fixed income securities held for long term business in certain overseas operations are included on an amortised cost basis. Properties are valued annually at open market value.

The Companies Act requires properties to be depreciated over their expected useful economic lives. The directors consider that depreciation of investment properties would not give a true and fair view. In accordance with Statement of Standard Accounting Practice 19 ‘Accounting for Investment Properties’, no depreciation is provided on these properties on the basis that depreciation is already reflected in the annual valuations. The amounts attributed to this factor by the valuers cannot reasonably be separately identified or quantified.

It is the Group's practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly the directors consider that the economic lives of these properties and their residual values, based on prices prevailing at the time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Investments in subsidiaries are included in the Parent Company Balance Sheet at net asset value and unrealised gains and losses are dealt with in the revaluation reserve.

Value of long term business
This represents the directors’assessment of the value of the shareholders’investment in the long term business funds, not already recognised under the modified statutory principles of profit recognition. It comprises the shareholders’share of both the net of tax future cash flows arising from the in-force long term business policies and the surplus held within the funds to meet solvency and future business development requirements. Movements in this asset, except those arising on acquisition, are recognised in the Statement of Total Recognised Gains and Losses.

The present value of in-force long term business existing at acquisition, is amortised in the Long Term Business Technical Account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognised.

Tangible assets and depreciation
Tangible assets, other than land and buildings in the Parent Company Balance Sheet, comprise fixtures, fittings and equipment (including computers and motor vehicles) which are stated at cost and depreciated over periods not exceeding their estimated useful lives (between three and ten years) after taking into account residual value.

Own shares
The shares held by the Royal & SunAlliance ESOP Trusts are recognised as assets under the heading ‘Own shares’at original cost, less provision for diminution in value, in the Consolidated Balance Sheet until such time as the shares vest unconditionally with the relevant executive director or employee. Any profit that may arise in the Trusts upon exercise of the options will be recognised at the exercise date.

Fund for future appropriations
Certain long term funds comprise either participating, or both participating and non-participating long term business contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Accordingly the excess of assets over liabilities within these funds is not allocated between policyholders and shareholders and is taken to the fund for future appropriations.

Dated loan capital
Dated loan capital comprises subordinated bonds and loans. Subordinated bonds and loans are stated at the fair value of consideration received after deduction of unamortised issue costs and discount. Issue costs together with discount allowed on issue of bonds and loans are amortised to investment expenses and charges within the Non-Technical Account on an annual basis over the term of the bonds and loans.

Dated loan capital is presented as a component of the Group's capital base as it is in the nature of long term capital financing. As such, the cost of such capital is treated as a financing item and is not deducted in arriving at Group operating result (based on longer term investment return).

Technical provisions
The provision for unearned premiums in respect of general business represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date, calculated principally on a daily pro-rata basis.

The provision for claims outstanding, whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims.

General business provisions for claims outstanding, and related reinsurance recoveries, are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement those categories of claims where the average period of settlement is six years or more from the balance sheet date, has been used as a guide.

Claims provisions relating to long term permanent disability claims in the US, Canada, Scandinavia and Australia are determined using recognised actuarial methods.

Differences between the estimated cost and subsequent settlement of claims are dealt with in the appropriate technical account for the year in which they are settled or re-estimated.

Provision is made, based on information available at the balance sheet date, for any estimated future underwriting losses relating to unexpired risks after taking into account future investment income on relevant technical provisions. The unexpired risk provision is assessed in aggregate for business classes which, in the opinion of the directors, are managed together.

The long term business provision is derived from actuarial valuation. For with profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for terminal bonuses.

Equalisation provisions are established in accordance with the requirements of legislation in certain countries and are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

The technical provisions for linked liabilities are the repurchase value of units allocated to in-force policies including any liability in respect of deferred tax at the balance sheet date, where the policy benefits are wholly or partly related to investments of any description or to indices of the value of investments.

Operating leases
Payments made under operating leases are charged on a straight line basis over the term of the lease.

Pension costs
The Group operates a number of defined benefit pension schemes for its employees.

The cost of providing these pension benefits is accounted for over the employees’working lives on a systematic basis as advised by qualified actuaries. The effects of variations from regular cost are spread over the expected remaining service lives of members of the schemes. Contributions to defined contribution pension plans are charged as they become payable.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Estimation Techniques, Uncertainties and Contingencies

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the Company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the Company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the Company's estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the Company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

the development of previously settled claims, where payments to date are extrapolated for each prior year estimates based upon a projection of claims numbers and average cost notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years expected loss ratios

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster's estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected.

The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group's exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate. The principal assumptions for the UK long term business are set out in note 19.

The pension asset and pension and post-retirement liabilities calculated in accordance with Financial Reporting Standard 17 (FRS 17) are disclosed in note 7. These assets, liabilities and profit and loss account charge calculated in accordance with FRS 17 are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations. The principal assumptions are disclosed in note 12.

Uncertainties and contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

uncertainty over the timing of a settlement to a policyholder for a loss suffered

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and environmental claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial enhancement products
In the UK, USA and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered for which a premium of £124m was ceded which has reduced the Group's exposure in relation to these products in the UK. Further information on financial enhancement products in the USA is discussed in note 46.

Litigation, mediation and arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group's financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group's financial position or cash flows for any period.

Reinsurer default
The Group is exposed to the possibility of default by its reinsurers. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group's ‘Watch List’. The ‘Watch List’is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Banking facilities
The Group's banking facilities comprise a series of bilateral arrangements and a syndicated loan facility. The total amount of credit available under these arrangements amounted to £1.5bn. At the end of 2002 £566m was drawn on these facilities.

Both facilities expire in 2003 (the bilateral agreements in January and the syndicated facility in October) and the Group will seek to renegotiate replacement arrangements. It is expected that a smaller facility will be sought, reflecting the Group's reduced requirements for such borrowings.

Potential misselling of life products
The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. Based on the information currently available, the directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse affect on the Group's financial position.

Disposal programme
With the nine months 2002 results, the Group announced a radical programme of disposals and other actions that, inter alia, would improve the capital position. These actions are expected to reduce the Group's general insurance written premiums to around £5.5bn per annum over the course of the next two years. The achievement of these actions is dependent on a number of factors, including there being buyers willing to acquire the businesses that are being disposed of at an acceptable price. The directors believe that the actions outlined are achievable in the timeframe set out.

Rating agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’rating from Standard & Poor's (S&P) and from AM Best. At the present time the ratings are ‘A-’from S&P and ‘A-’from AM Best. The actions announced by the Group during 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the USA.

Regulatory environment
The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could be material. The Group maintains a close dialogue with the FSA to gain a good understanding of the likely developments and maximise the time available to plan for them.

The other specific significant current causes of uncertainties in the Group's financial position are discussed in note 46.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Consolidated Profit and Loss Account
Technical Account – General Business
For the year ended 31 December 2002

		2002	2001
	Notes	£m	£m

Gross premiums written		11,959	11,167
Outward reinsurance premiums		(3,324)	(2,354)

Premiums written, net of reinsurance		8,635	8,813
Change in the gross provision for unearned premiums		(368)	(595)
Change in the provision for unearned premiums, reinsurers’share		140	116

Earned premiums, net of reinsurance	10	8,407	8,334

Allocated investment return transferred from the Non-Technical Account	12	962	1,142

Claims paid
Gross amount		(8,382)	(7,941)
Reinsurers’share		1,886	1,484

		(6,496)	(6,457)
Change in the provision for claims
Gross amount		(601)	(1,569)
Reinsurers’share		342	1,023

		(259)	(546)
Unwind of discount in respect of claims outstanding		(53)	(47)

Claims incurred, net of reinsurance		(6,808)	(7,050)

Acquisition costs		(2,382)	(2,237)
Change in deferred acquisition costs		83	88
Administrative expenses		(810)	(832)
Reinsurance commissions and profit participation		566	457

Net operating expenses	3	(2,543)	(2,524)

Amortisation of goodwill in acquired claims provisions	17	(25)	(37)

Underwriting result		(916)	(1,230)
Longer term investment return allocated to the General Business Technical Account		962	1,142
Unwind of discount in respect of claims outstanding		(53)	(47)

Balance on the technical account before change in the equalisation provisions		(7)	(135)
Change in the equalisation provisions	9	1	(46)

Balance on the Technical Account for General Business		(6)	(181)

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Consolidated Profit and Loss Account
Technical Account – Long Term Business
For the year ended 31 December 2002

			Restated
		2002	2001
	Notes	£m	£m

Gross premiums written		2,289	2,991
Outward reinsurance premiums		(407)	(92)

Earned premiums, net of reinsurance		1,882	2,899
Investment income	11	1,460	2,170

Total technical income		3,342	5,069

Claims paid
Gross amount		(3,822)	(3,335)
Reinsurers’ share		76	58

		(3,746)	(3,277)
Change in the provision for claims
Gross amount		3	(20)
Reinsurers’ share		9	4

		12	(16)

Claims incurred, net of reinsurance		(3,734)	(3,293)

Change in long term business provision
Gross amount		118	1,115
Reinsurers’ share		486	(209)

		604	906
Change in technical provisions for linked liabilities, net of reinsurance		1,331	572

Change in other technical provisions, net of reinsurance		1,935	1,478

Acquisition costs		(219)	(278)
Change in deferred acquisition costs		(58)	(39)
Administrative expenses		(207)	(197)

Net operating expenses	3	(484)	(514)
Investment expenses and charges	11	(68)	(63)
Unrealised losses on investments		(1,851)	(3,642)
Tax attributable to the long term business	14	(4)	162
Other technical charges – amortisation of acquired value of in-force business	19	(13)	(13)

Total technical charges		(4,219)	(5,885)

Technical income less charges		(877)	(816)
Allocated investment return transferred to the Non-Technical Account		22	4
Transfers from the fund for future appropriations		999	923

Balance on the Technical Account for Long Term Business	5	144	111

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Consolidated Profit and Loss Account
Non-Technical Account
For the year ended 31 December 2002

				Restated
		2002		2001
	Notes	£m		£m

Balance on the General Business Technical Account		(6)		(181)

Balance on the Long Term Business Technical Account		144		111
Tax credit attributable to balance on the Long Term Business Technical Account		65		62

Balance on the Long Term Business Technical Account gross of tax		209		173
Investment income	11	1,146		1,275
Allocated investment return transferred from the Long Term Business Technical Account		(22)		(4)
Investment expenses and charges	11	(146)		(134)
Unrealised losses on investments		(638)		(1,013)
Allocated investment return transferred to the General Business Technical Account	12	(962)		(1,142)
Income from other activities		215		269
Charges from other activities	2, 3	(241)		(286)
Central expenses	3	(48)		(37)
Amortisation and impairment of goodwill	17	(713)		(58)

Total Group operating loss		(1,202)		(1,158)
Share of results of associated undertakings		(4)		20

		(1,206)		(1,138)
Analysis of loss on ordinary activities before exceptional items and tax
General business result	31	89		(11)
Long term business result	5, 44	227		186
Other activities (including associated undertakings)		(90)		(159)

Group operating result (based on longer term investment return)		226		16
Interest on dated loan capital		(52)		(58)
Change in the equalisation provisions	9	1		(46)
Amortisation and impairment of goodwill	17	(713)		(58)
Amortisation of goodwill in acquired claims provisions	17	(25)		(37)
Reorganisation costs and other items	2	(92)		(110)

Group operating loss (based on longer term investment return)		(655)		(293)
Short term investment fluctuations		(551)		(845)

Loss on ordinary activities before exceptional items and tax		(1,206)		(1,138)

Profit/(loss) on disposal of subsidiary undertakings	24	184		(172)
Provision for loss on disposal of subsidiary undertakings utilised		–		63

Profit/(loss) on disposal of subsidiary undertakings		184		(109)

Loss on ordinary activities before tax		(1,022)		(1,247)
Tax credit on loss on ordinary activities	14	91		353

Loss on ordinary activities after tax		(931)		(894)
Attributable to equity minority interests		(9)		5

Loss for the financial year attributable to shareholders		(940)		(889)
Dividends	15	(95)		(236)

Transfer from retained profits		(1,035)		(1,125)

Earnings per ordinary share	16	(66.5	)p	(63.1	)p
Diluted earnings per ordinary share	16	(66.5	)p	(63.1	)p
Group operating earnings after tax per ordinary share
(based on longer term investment return)	16	5.7	p	(4.1	)p

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Statement of Total Recognised Gains and Losses
For the year ended 31 December 2002

		Other	Profit and		Restated
		reserves	loss account	2002	2001
	Notes	£m	£m	£m	£m

Loss for the financial year		–	(940)	(940)	(889)
Movement in value of long term business (other than on acquisition)		(351)	–	(351)	(333)
Exchange:
Group		(4)	(253)	(257)	(34)
Share of associates		–	(8)	(8)	(35)

Shareholders’ consolidated recognised losses arising in the year		(355)	(1,201)	(1,556)	(1,291)

Prior year adjustment	1	–	(79)	(79)

Shareholders’ consolidated recognised losses since 31 December 2001		(355)	(1,280)	(1,635)

Exchange includes a gain of £11m (2001 £nil) on exchange relating to foreign currency borrowings.

Movements in Shareholders’ Funds For the year ended 31 December 2002
		Share	Capital		Profit
		capital/	redemption	Other	and loss		Restated
		premium	reserve	reserves	account	2002	2001
	Notes	£m	£m	£m	£m	£m	£m

Shareholders’ funds at 1 January (as reported)		730	8	1,236	2,796	4,770	6,463
Prior year adjustment	1	–	–	–	(79)	(79)	(427)

Shareholders’ funds at 1 January (as restated)		730	8	1,236	2,717	4,691	6,036
Shareholders’ recognised losses		–	–	(355)	(1,201)	(1,556)	(1,291)
Issue of share capital		–	–	–	–	–	1
Increase in share premium	28	2	–	–	–	2	13
Goodwill written back	24	–	–	–	1	1	168
Dividends	15	–	–	–	(95)	(95)	(236)

Shareholders’ funds at 31 December		732	8	881	1,422	3,043	4,691

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Consolidated Balance Sheet
As at 31 December 2002

		Shareholder consolidated		Combined consolidated

			Restated		Restated
		2002	2001	2002	2001
ASSETS	Notes	£m	£m	£m	£m

Intangible assets	17	306	1,086	306	1,086
Investments
Land and buildings	18	483	521	2,975	2,937
Interests in associated undertakings	22	166	233	166	233
Other financial investments
Shares and other variable yield securities
and units in unit trusts		1,775	3,448	5,888	11,632
Debt securities and other fixed income securities		10,832	10,063	29,878	26,967
Loans and deposits with credit institutions		1,079	1,514	1,607	2,056
	18	13,686	15,025	37,373	40,655
Value of long term business	19, 45	898	1,335	898	1,335
Deposits with ceding undertakings		166	91	179	91

Total investments		15,399	17,205	41,591	45,251
Assets held to cover linked liabilities	18	–	–	4,169	7,631
Reinsurers’ share of technical provisions
Provision for unearned premiums		654	575	654	575
Long term business provision		–	–	820	334
Claims outstanding	31	4,425	4,435	4,493	4,496
Technical provisions for linked liabilities		–	–	6	12
		5,079	5,010	5,973	5,417
Debtors
Debtors arising out of direct insurance operations	20	2,919	3,076	2,980	3,140
Debtors arising out of reinsurance operations		1,072	884	1,090	905
Deferred taxation		145	97	207	97
Other debtors	20	1,489	1,972	539	896
		5,625	6,029	4,816	5,038
Other assets
Tangible assets	21	193	226	221	258
Cash at bank and in hand		525	407	957	784
Own shares	28	15	51	15	51
		733	684	1,193	1,093
Prepayments and accrued income
Accrued interest and rent		201	197	517	486
Deferred acquisition costs – long term		–	–	254	373
Deferred acquisition costs – general		972	946	972	946
Other prepayments and accrued income		137	142	155	181
		1,310	1,285	1,898	1,986

Total assets		28,452	31,299	59,946	67,502

The Shareholder Consolidated Balance Sheet represents the shareholder and general insurance business assets and liabilities. The Combined Consolidated Balance Sheet includes long term business assets and liabilities relating to long term business policyholders.

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

		Shareholder consolidated		Combined consolidated

			Restated		Restated
		2002	2001	2002	2001
LIABILITIES	Notes	£m	£m	£m	£m

Capital and reserves
Ordinary share capital		396	396	396	396
Preference share capital		125	125	125	125

Called up share capital	28	521	521	521	521
Share premium account		211	209	211	209
Other reserves		881	1,236	881	1,236
Capital redemption reserve		8	8	8	8
Profit and loss account		1,422	2,717	1,422	2,717

Equity shareholders		2,918	4,566	2,918	4,566
Non-equity shareholders		125	125	125	125
Shareholders’ funds		3,043	4,691	3,043	4,691
Equity minority interests in subsidiary undertakings		405	399	405	399
Subordinated liabilities
Dated loan capital	29	773	784	773	784

Total capital, reserves and dated loan capital		4,221	5,874	4,221	5,874
Fund for future appropriations		–	–	1,669	2,642
Technical provisions
Provision for unearned premiums		5,155	5,087	5,155	5,087
Long term business provision	30	–	–	24,661	25,101
Claims outstanding	31	15,123	15,368	15,371	15,625
Equalisation provisions	9	293	331	293	331
		20,571	20,786	45,480	46,144
Technical provisions for linked liabilities		–	–	4,168	7,619
Provisions for other risks and charges	32	286	397	389	605
Deposits received from reinsurers		137	129	137	130
Creditors
Creditors arising out of direct insurance operations		429	313	463	359
Creditors arising out of reinsurance operations		800	836	834	857
Debenture loans	33	103	117	105	119
Amounts owed to credit institutions	33	597	964	597	965
Other creditors including taxation and social security	34	831	1,298	1,361	1,530
Proposed dividend	15	29	101	29	101
		2,789	3,629	3,389	3,931
Accruals and deferred income		448	484	493	557

Total liabilities		28,452	31,299	59,946	67,502

Except for certain debenture loans and amounts owed to credit institutions shown in note 33, all creditors are payable within a period of five years.

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Parent Company Balance Sheet

As at 31 December 2002

			Restated
		2002	2001
	Notes	£m	£m

Fixed assets
Tangible assets	21	20	40
Investments	25	3,460	5,222

		3,480	5,262
Current assets
Amounts owed by Group undertakings		1,326	618
Other debtors		5	154
Cash at bank and in hand		5	2
		1,336	774
Creditors – amounts falling due within one year
Amounts owed to Group undertakings		(591)	(420)
Amounts owed to credit institutions		(256)	–
Other creditors including taxation and social security		(124)	(40)
Proposed dividend	15	(29)	(101)
		(1,000)	(561)

Net current assets		336	213

Total assets less current liabilities		3,816	5,475

Creditors – amounts falling due after more than one year
Dated loan capital	29	773	784

Capital and reserves
Ordinary share capital		396	396
Preference share capital		125	125

Called up share capital	27, 28	521	521
Share premium account	27	211	209
Revaluation reserve	27	2,290	3,745
Capital redemption reserve	27	8	8
Profit and loss account	27	13	208

Equity shareholders		2,918	4,566
Non-equity shareholders		125	125
Shareholders’ funds		3,043	4,691

Total capital, reserves and dated loan capital		3,816	5,475

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

The financial statements were approved on 5 March 2003 by the Board of Directors and are signed on its behalf by:

JULIAN HANCE

Group Finance Director

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Consolidated Shareholders’ Cash Flow Statement

For the year ended 31 December 2002

		2002	2001
	Notes	£m	£m

Operating activities
Net cash inflow from general business		63	50
Shareholders’ net cash inflow from long term business		94	92
Contingent loan finance to long term business funds		(160)	–
Other operating cash flows attributable to shareholders		(6)	(26)
Net cash (outflow)/inflow from operating activities		(9)	116
Dividends from associates		3	24
Servicing of finance
Dividends paid on non-equity shares		(9)	(9)
Dividends paid to minorities		–	(8)
Interest paid on dated loan capital		(58)	(61)
		(67)	(78)
Taxation refunded		53	80
Capital expenditure
Purchases less sales of tangible assets		(63)	(98)
Acquisitions and disposals
Acquisition of interests in associated undertakings		(1)	(40)
Disposal of interests in associated undertakings		9	–
Acquisition of subsidiary undertakings	23, 42	(32)	(139)
Acquisition of minority interests in subsidiary undertakings	23	(2)	(4)
Disposal of subsidiary undertakings	43	666	378
Disposal of minority interests in subsidiary undertakings		–	1
		640	196
Dividends paid on equity shares		(160)	(370)
Financing
Issue of ordinary share capital	28, 41	2	14

Cash available for investment		399	(116)

Cash flows were invested as follows:
Movement in cash holdings	41	108	(28)
Net portfolio investments	39, 40, 41
Land and buildings		(30)	4
Shares and other variable yield securities		(1,006)	(635)
Loans, debt securities and other fixed income securities		1,143	578
Deposits with credit institutions		(196)	666
Borrowings		380	(701)
		291	(88)

Net investment of cash flows		399	(116)

The Cash Flow Statement does not include any amounts relating to the long term business except cash transactions between the long term business and shareholders.

The Accounting Policies and the Notes on the Accounts form part of these financial statements.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts

1.	Impact of changes arising from accounting policy changes
The impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 19 ‘Deferred Tax’ is to decrease the tax on loss on ordinary activities by £172m (2001 £348m). The impact on the Statement of Total Recognised Gains and Losses is to decrease the profit and loss reserve by £79m, being the effect of full provision for deferred tax at 31 December 2001, discounted at appropriate rates.

2.	Reorganisation costs and other items
Other items within the Non-Technical Account include:

		General business		Long term business		Other activities

		2002	2001	2002	2001	2002	2001
		£m	£m	£m	£m	£m	£m

Reorganisation costs		71	19	5	–	3	10
Losses on terminated business following reorganisation		–	68	–	–	–	–
Amortisation of the present value
of acquired in-force business		–	–	13	13	–	–

Reorganisation costs comprise employee redundancy costs and vacant lease accruals mainly in the UK and US.

3.	Net operating expenses and other charges

				General business		Long term business

				2002	2001	2002	2001
				£m	£m	£m	£m

a.	Net operating expenses in the technical accounts include:
	Depreciation			64	68	10	13
	Operating lease rentals – premises			93	87	6	5
	Operating lease rentals – other assets			18	18	–	–

b.	Charges from other activities in the Non-Technical Account include depreciation of £7m (2001 £3m), operating lease rentals – premises of £11m(2001 £12m) and operating lease rentals – other assets of £1m (2001 £1m).

c.	Central expenses in the Non-Technical Account include depreciation of £3m (2001 £2m), operating lease rentals – premises of £3m (2001 £3m).

d.	During the year, a fine was levied by the Financial Services Authority in respect of administration procedures relating to the review of pensiontransfer and opt-out business, which together with related costs amounted to £2m.

4.	Exchange rates
In respect of the major overseas currencies the rates of exchange used in these financial statements are US Dollar 1.61 (2001 1.46), Canadian Dollar 2.54 (2001 2.32), Danish Kroner 11.40 (2001 12.15) and Australian Dollar 2.86 (2001 2.84).

5.	Long term insurance business
				Gross		Net

				2002	2001	2002	2001
				£m	£m	£m	£m

New business premiums written during the year were as follows:
	Annual premiums			135	167	129	162
	Single premiums			960	1,595	613	1,574

				1,095	1,762	742	1,736

Total reversionary and terminal bonuses included within the Long Term Business Technical Account are £536m (2001 £738m).

Following clarification by the Danish Financial Supervisory Authority during 2002 over the basis of sharing profit between policyholders and shareholders, the Group’s life insurance operation in Denmark released £50m of previously unallocated surplus return in the long term business result for the period ended 31 December 2002. This exceptional item is included in the balance on the Technical Account for Long Term Business.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

6.	Employee information	2002	2001
		£m	£m

Staff costs for all employees comprise:
	Wages and salaries	1,142	1,180
	Social security costs	75	84
	Pension costs	94	36

		1,311	1,300

		Average for year

		2002	2001
		Number	Number

The average number of employees of the Group during the year was as follows:
	UK	21,574	22,823
	Europe	10,326	10,219
	Americas	12,062	12,047
	Asia Pacific	6,517	5,834

		50,479	50,923

7.	Retirement benefits
a.	Pension costs
The Group mainly operates funded defined benefit pension schemes. There are funded defined contribution schemes in Denmark and Sweden. Overseas schemes are administered in accordance with local law and practice. The major pension schemes in the UK, USA, Denmark and Sweden together cover the majority of scheme members throughout the Group and the assets of these schemes are mainly held in separate trustee administered funds. Each of the major defined benefit schemes are subject to regular valuation using the projected unit or other appropriate method which is the basis of the pension cost in the Consolidated Profit and Loss Account, the cost being spread over employees’ working lives. In April 2002, the UK schemes were effectively closed to new entrants following the introduction of a new defined contribution scheme.

The total pension cost for the Group in 2002 was £94m (2001 £35m) of which £43m (2001 £11m) related to schemes in the UK and £9m (2001 £4m) related to schemes in the USA. Contributions of £20m (2001 £15m) were made to the defined contribution scheme in Denmark and Sweden. The total pension costs have increased based on the financial position following the new valuations undertaken in 2002 for the UK schemes.

Independent qualified actuaries carry out valuations of the major schemes. At the most recent formal actuarial valuations of the major defined benefit schemes (the two main UK schemes 31 March 2002 and 30 June 2002 respectively, and the USA scheme 1 January 2002), for the purpose of assessing pension costs, the market value of the assets of these schemes was £3,858m (2001 £4,751m). Of this amount, £3,568m related to the two UK schemes and on their valuation dates were sufficient to cover 110% and 101% respectively of the benefits accrued to members of each of those schemes, after allowing for projected increases in earnings and pensions. The valuations for the two major UK schemes were based on assumptions that salaries increase by 4.3% and 4.0% plus allowances for promotional salary increases, pensions increase by 2.9% and 2.5% and investment returns are 7.1% p.a. pre-retirement and 5.6% post retirement for one scheme and 6.5% for the other.

For the two main UK schemes, the level of contributions respectively were 0% and 17% throughout 2002 pending the results of the valuations made in 2002. For 2003 contributions are being increased to 23% and 20% respectively with arrears of contributions at these rates back to the respective valuation dates plus an amount of £20m in respect of one of the schemes where there was a deficit on the valuation funding basis. The amounts charged to the Profit and Loss Account were the equivalent of 10.8% and 11.5% respectively of relevant UK earnings. This charge reflected a regular cost of £73m (2001 £59m) and a credit of £34m (2001 £50m). The credit arises from the amortisation of the actuarial surpluses in the funds (after taking account of interest on balances between the Group and the funds). For one scheme an actuarial surplus from the valuation is being applied to reduce pension costs by a level percentage of payroll over the estimated working lives of members of the respective schemes.

There are no significant contributions outstanding or prepaid as at 31 December 2002 except that included in provisions are amounts of £81m (2001 £67m) resulting from the difference between the amounts charged to revenue and the amounts contributed to schemes in the UK and £8m (2001 £29m) in respect of provisions for overseas schemes.

b.	Other post-retirement benefits
The Group provides post-retirement healthcare benefits to certain current and retired United States and Canadian employees. The estimated discounted present values of the unprovided accumulated obligations are calculated in accordance with the advice of independent qualified actuaries.

At 31 December 2002 the unprovided accumulated obligation in the United States is estimated at £15m (2001 £18m) assuming a pre-65 premium inflation for medical care initially of 11% reducing over nine years to 4.25% and a post-65 premium inflation of 13% reducing over eleven years to 4.25% (2001 12% reducing over seven years to 5%) and a discount rate of 6.5% (2001 7%). The unprovided accumulated obligation in Canada is estimated at £5m (2001 £7m) assuming a premium inflation for medical care of 8% (2001 7%) reducing over four years to 4% (2001 4%) for one scheme and 10%

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

7.Retirement benefits (continued)
(2001 9%) decreasing by 0.5% per year to 5% per year (2001 1% per year to 5%) for the other scheme. For dental care, premium inflation of 4% and 5% is assumed for the respective schemes (2001 4% and 5%) and a discount rate of 6.75% for both schemes (2001 6.75% and 7%).

The benefits are accounted for on a systematic basis over the remaining service lives of current employees, the cost in the year being £6m (2001 £6m). The costs of meeting the liability for these benefits are expected to attract taxation relief when paid. The total provision included in the Combined Consolidated Balance Sheet is £42m (2001 £44m).

c. Alternative accounting treatment (Financial Reporting Standard 17)
The Accounting Standards Board issued Financial Reporting Standard 17 (FRS 17) ‘Retirement Benefits’ in November 2000.

The components of the pension cost that would be included within operating profit if FRS 17 had been fully adopted in the financial statements is as follows:

	UK	US	Other
	schemes	schemes	schemes	Total
	£m	£m	£m	£m

Current service cost	91	13	8	112
Past service cost	8	10	(2)	16
Curtailment losses	(9)	–	(1)	(10)

Total charge to be included in Group operating result	90	23	5	118

Expected return on assets	(251)	(22)	(15)	(288)
Interest cost	212	31	13	256

Total financing charge/(income) to be included in Group operating loss	(39)	9	(2)	(32)

Amounts to be recognised within Statement of Total Recognised Gains and Losses:
Actual return/(deficit) on assets in excess of expected	(649)	(36)	(27)	(712)
Experience gains/(losses) on liabilities	115	1	(3)	113
Change in actuarial assumptions	81	(26)	7	62
Movement in irrecoverable surplus	–	–	2	2

Actuarial loss	(453)	(61)	(21)	(535)

	UK	US	Other
	schemes	schemes	schemes	Total
	%	%	%	%

Difference between expected and actual return as a percentage of scheme assets	(20.3)	(14.0)	(14.8)	(19.6)
Experience gains/(losses) as a percentage of scheme liabilities	3.1	0.2	(1.4)	2.6
Other as a percentage of scheme liabilities	2.2	(5.7)	4.3	1.4
Total actuarial loss to be recognised in Statement of Total Recognised Gains and Losses
as a percentage of scheme liabilities	(12.3)	(13.3)	(10.0)	(12.3)

				2002
Movement in net deficit during the year				£m

Deficit at 1 January				(195)
Total operating charge				(118)
Employer contribution				56
Total financing income				32
Actuarial loss				(535)
Increase due to currency fluctuation				19
Disposal of subsidiaries				17

Deficit at 31 December				(724)

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

7.Retirement benefits (continued)
The value of the liability that would be included in the Combined Consolidated Balance Sheet at 31 December if FRS 17 had been fully adopted in the financial statements is as follows:

	UK	US	Other	Total	Total
	schemes	schemes	schemes	2002	2001
	£m	£m	£m	£m	£m

Equities	1,498	120	89	1,707	2,994
Bonds	1,391	129	74	1,594	838
Other	305	9	20	334	388

Fair value of assets held by pension schemes	3,194	258	183	3,635	4,220
Present value of pension and post-retirement schemes liabilities	(3,691)	(457)	(211)	(4,359)	(4,415)

Net deficit	(497)	(199)	(28)	(724)	(195)
Surplus not recoverable	–	–	–	–	(2)
Related deferred tax asset	149	70	11	230	69

Net pension and post-retirement liability	(348)	(129)	(17)	(494)	(128)

Analysed
Pension asset	–	–	3	3	28
Pension and post-retirement liability	(348)	(129)	(20)	(497)	(156)

Net pension and post-retirement liability	(348)	(129)	(17)	(494)	(128)

The full valuation dates for the main UK schemes were 31 March 2002 and 30 June 2002 respectively and the US schemes were 1 January 2002. These valuations have been updated at 31 December 2002 to take account of changes in the fair value of the assets and financial assumptions. The main assumptions are as follows:

	UK schemes		US schemes		Other schemes

	2002	2001	2002	2001	2002	2001
	%	%	%	%	%	%

Assumptions
Annual rate of general inflation	2.3	2.5	3.0	3.0	2.2	2.1
Annual rate of increase in salaries	3.8	4.0	4.5	4.5	4.2	4.0
Annual rate of increase for pensions in
payment and deferred pensions	2.3	2.5	–	–	1.8	1.9
Interest rate used to discount liabilities	5.5	5.7	6.5	7.0	6.2	5.9
Expected rate of return to be assumed for each class
Equities	7.0	7.5	9.0	9.0	8.6	8.8
Bonds	4.6	5.0	6.0	6.0	5.7	5.7
Other	6.0	6.3	2.0	2.0	4.7	4.0

The valuation of liabilities for post-retirement benefits assumes a premium inflation rate for medical care of 11% decreasing to 5% by 2008.

	Profit and loss account reserve

	2002 £m	2001 £m
Reconciliation of proforma profit and loss account reserve on a FRS 17 basis:

Profit and loss account reserve as reported at 31 December	1,422	2,717
Less pension and post-retirement FRS 17 liabilities net of tax	(494)	(128)

	928	2,589
Add pension and post-retirement liabilities that would be reversed on the implementation of FRS 17 net of tax	88	82

Profit and loss account reserve on FRS 17 basis at 31 December	1,016	2,671

Included in the proforma profit and loss account reserve is a pension and post-retirement reserve on a FRS 17 basis at 31 December 2002 of £342m.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

8. Directors’ emoluments	2002 £000	2001 £000

The aggregate emoluments of the directors, including amounts received from subsidiaries, were as follows:
Executive directors
Emolumets	2,863	2,470
Gains on the exercise of share options	135	237
Fees and other payments to non-executive directors	444	442
Compensation for loss of office	2,049	–

	5,491	3,149

Details of directors’ remuneration and pension benefits, including that of the highest paid director (R V Mendelsohn), are included in the Directors’ Emoluments. Details of directors’ interests in the Parent Company, including gains on the exercise of share options, are shown in the Directors’ Shareholdings.

A pension payment of £22,776 (2001 £21,591) was paid by a subsidiary to a former director in respect of services other than as a director.

9.Equalisation provisions
Equalisation provisions are established in accordance with the Financial Services Authority’s rules for insurers in the UK and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet and any change in the provisions during the year is required to be shown in the General Business Technical Account.

The effect of including the provisions is as follows:

	2002	2001
	£m	£m

Provisions at 1 January	331	283
Exchange movement on non UK provisions	5	2
(Credited)/charged to the General Business Technical Account and in the profit on ordinary activities before tax	(1)	46
Disposal of subsidiaries	(42)	–

Provisions at 31 December	293	331

The cumulative impact of equalisation provisions on shareholders’ funds at 31 December 2002 is £287m (2001 £325m).

10. Quota share reinsurance treaty
During 2002, the Group entered into a 10% quota share reinsurance programme which covers the majority of the Group’s general business written in the UK, Denmark, USA, Canada and Australia. The total amount of premiums ceded in 2002 was £698m. Earned premiums reflect £312m in respect of an opening portfolio adjustment which has been paid, and £327m of closing portfolio adjustment receivable at 31 December 2002, which is included in debtors arising out of reinsurance operations.

As from 1 January 2003, the Group entered into a 15% quota share reinsurance programme covering the majority of the general business written in the UK, Denmark, Ireland, USA and Canada.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

11. Investment income, expenses and charges	Technical Account		Non-Technical
	Long Term Business		Account

	2002	2001	2002	2001
	£m	£m	£m	£m

Investment income
Income from associated undertakings
Profit before gains on the realisation of investments	–	–	10	2
Gains on the realisation of investments	–	–	9	12

	–	–	19	14
Other investment income
Income from land and buildings	182	158	18	20
Income from other investments	1,383	1,436	747	775
(Losses)/gains on the realisation of investments	(105)	576	362	466
	1,460	2,170	1,127	1,261

	1,460	2,170	1,146	1,275
Investment expenses and charges
Interest on bank loans and overdrafts	–	–	(46)	(31)
Interest on dated loan capital	–	–	(52)	(58)
Interest on other loans	(20)	(14)	(19)	(19)
Investment management expenses	(48)	(49)	(29)	(26)

	(68)	(63)	(146)	(134)

Net investment income	1,392	2,107	1,000	1,141

12. Methodology for calculations of longer term rate of return and comparison over a longer term
The rates of investment return used for the longer term rate of return basis are reviewed annually and are set out below:

	2002	2001
	%	%

Pre tax returns assumed
Fixed interest returns (nominal)	6.00	6.00
Equity returns (nominal)	9.00	9.00
Inflation	3.00	3.00

These returns are applied to the average, over the year, of the investments directly attributable to shareholders and the general insurance technical provisions. In each case, the element of shareholders’ funds has been determined by reference to the risk based capital that the directors judge is necessary to support the business. The values of the investments are adjusted to reduce the effect of short term fluctuations, while recognising such changes over the longer term.

The aggregate amount of investment return recognised under the longer term basis since 1 January 1994 amounts to £9.9bn. The total investment return that arose in this period was £10.3bn.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

13. Auditors’ remuneration	2002	2001
	£000	£000

Audit of Group accounts
PricewaterhouseCoopers LLP	3,409	2,837
Other	287	176
	3,696	3,013
Other statutory audit
PricewaterhouseCoopers LLP	1,191	1,220
Other	34	36
	1,225	1,256

	4,921	4,269

Remuneration for audit includes £16,000 (2001 £16,000) in respect of the Parent Company.

Non audit fees of £7,535,000 (2001 £22,355,000) in the UK during the year were payable to PricewaterhouseCoopers LLP. Of these £1,476,000 (2001 £717,000) were for assurance services, £1,751,000 (2001 £1,759,000) were for tax advisory services and £4,308,000 (2001 £19,880,000) were for other non audit services including £2,002,000 (2001 £13,729,000) payable to PwC Consulting which is no longer owned by PricewaterhouseCoopers LLP.

14. Taxation

The tax on loss on ordinary activities charged/(credited) in the profit and loss account is as follows:

	Technical Account		Non-Technical
	Long Term Business		Account

		Restated		Restated
	2002	2001	2002	2001
	£m	£m	£m	£m

Current tax
UK corporation tax	118	79	11	(10)
Double taxation relief	(1)	(2)	(8)	(36)
Overseas taxation	111	29	(51)	44
Taxation surplus addition/release	–	–	14	19
Prior year items	(5)	(50)	28	(29)

	223	56	(6)	(12)
Tax attributable to long term business	–	–	65	62

Current tax charge for the year	223	56	59	50
Deferred tax
Timing differences – origination and reversal	(271)	(288)	(179)	(420)
Movement in discount	52	70	29	17

Tax charge/(credit)	4	(162)	(91)	(353)

Analysed
Parent and subsidiaries	4	(162)	(94)	(360)
Associated undertakings	–	–	3	7

UK corporation tax for the current year in the Non-Technical Account is based on a rate of 30% (2001 30%). Further details of current and deferred tax are given in notes 20, 32, 34 and 35.

The tax charge for UK corporation tax in the Technical Account – Long Term Business is provided at rates between 20% and 30% (2001 between 20% and 30%) computed in accordance with the rules applicable to life assurance companies.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

14. Taxation (continued)

Factors affecting the current tax charge – Non-Technical Account
The current tax charge for the years 2002 and 2001 is more than 30% due to the items set out in the reconciliation below:

		Restated
	2002	2001
	£m	£m

Loss on ordinary activities before tax	(1,022)	(1,247)

Tax credit at 30%	(307)	(374)
Factors affecting charge
Disallowed expenditure	71	78
Goodwill	208	63
Tax exempt income and investment gains	(96)	(99)
Adjustment for non UK tax rates	(37)	(28)
Adjustment to prior year provisions	41	(10)
Other timing differences other than on long term business	179	420

Current tax charge for the year	59	50

Refer to note 1 for explanation of restatement.

15. Dividends	2002	2001	2002	2001
	p	p	£m	£m

Ordinary
Interim paid	4.0	8.8	57	126
Final proposed	2.0	7.2	29	101

			86	227
Preference			9	9

			95	236

Full provision has been made for the proposed final dividend.

16. Earnings per ordinary share
The earnings per ordinary share shown in the Consolidated Profit and Loss Account is calculated by reference to the loss attributable to the equity shareholders of £949m (2001 loss £898m) and the weighted average of 1,427,566,181 (2001 1,424,208,311) shares in issue during the year.

		Restated
	2002	2001
	£m	£m

Loss for the financial year attributable to shareholders	(940)	(889)
Preference dividends	(9)	(9)

Loss for the financial year attributable to equity shareholders	(949)	(898)

When calculating the diluted earnings per ordinary share there is no adjustment to the loss attributable to equity shareholders and there are no dilutive potential ordinary shares.

Group operating earnings after tax per ordinary share (based on longer term investment return) attributable to shareholders includes tax on the allocated longer term investment return at a notional rate of 32% (2001 32%). It is the opinion of the directors that this measure provides a better indication of the underlying performance of the business of the Group.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

16. Earnings per ordinary share (continued)
The reconciliation of Group operating earnings after tax (based on longer term investment return) per ordinary share to earnings per ordinary share is as follows:

		Restated
	2002	2001
	p	p

Earnings per ordinary share	(66.5)	(63.1)
Short term investment fluctuations	38.6	59.3
Change in the equalisation provisions	(0.1)	3.2
Amortisation and impairment of goodwill	49.9	4.1
Amortisation of goodwill in acquired claims provisions	1.8	2.6
(Profit)/loss on disposal of subsidiary undertakings	(12.9)	7.7
Other items	5.1	6.1
Tax	(10.2)	(24.0)

Group operating earnings after tax (based on longer term investment return) per ordinary share	5.7	(4.1)

Group operating earnings after tax (based on longer term investment return) per ordinary share for 2001 has been restated as detailed in note 1.

17. Intangible assets

	Goodwill in acquired claims provisions	Goodwill arising on acquisition	Total
	£m	£m	£m

Cost
At 1 January 2002	228	1,093	1,321
Exchange	(9)	(63)	(72)
Additions	–	25	25
Disposal of subsidiary undertakings	–	(11)	(11)

At 31 December 2002	219	1,044	1,263

Amortisation
At 1 January 2002	(107)	(128)	(235)
Exchange	6	8	14
Charge for the year	(25)	(713)	(738)
Disposal of subsidiary undertakings	–	2	2

At 31 December 2002	(126)	(831)	(957)

Net book value
At 31 December 2002	93	213	306

At 31 December 2001	121	965	1,086

Included within the amortisation charge for the year is £653m relating to goodwill impairment. This comprises £549m in the US, £92m in Australia and £12m in other territories, which following impairment reviews were deemed not recoverable.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

18. Investments	Shareholder consolidated		Combined consolidated

	2002	2001	2002	2001
	£m	£m	£m	£m

Land and buildings
Freehold	454	489	2,746	2,682
Long leasehold	8	8	208	231
Short leasehold	21	24	21	24

Total land and buildings	483	521	2,975	2,937

Of which Group occupied	273	270	384	391

Other financial investments
Shares and other variable yield securities and units in unit trusts	1,775	3,448	5,888	11,632
Debt securities and other fixed income securities:
British government securities	1,478	1,147	6,906	5,713
Other government securities	3,462	3,324	7,062	6,030
Local authority securities	630	600	652	638
Corporate bonds	5,036	4,729	15,032	14,320
Preference shares	226	263	226	266
Loans secured by mortgages	118	133	272	427
Other loans (see below)	60	63	79	91
Deposits with credit institutions	901	1,318	1,256	1,538

Total other financial investments	13,686	15,025	37,373	40,655

Listed investments
Included in total investments are the following:
Interests in associated undertakings	71	62	71	62
Shares and other variable yield securities and units in unit trusts	1,636	3,208	5,465	11,113
Debt securities and other fixed income securities	5,414	4,607	24,168	21,310

	7,121	7,877	29,704	32,485

In addition, within the Combined Consolidated Balance Sheet, debt securities held in North America amounting to £4,814m (2001 £4,405m) at market value are freely traded in an approved securities market but are not listed within the meaning of the Companies Act.

Other financial investments in the Combined Consolidated Balance Sheet include securities valued on an amortised cost basis of £368m (2001 £3,548m) with a historical cost of £340m (2001 £3,427m), a market value of £384m (2001 £3,576m) and a redemption value of £378m (2001 £3,251m). Investments in the Scandinavian life business previously reported on an amortised cost basis are now reported at market value.

Other loans shown above for the Combined Consolidated Balance Sheet include amounts of £19m (2001 £28m) relating to policyholder loans.

The historical cost of total investments (excluding value of long term business) included in the Combined Consolidated Balance Sheet is £37,817m (2001 £39,388m). The historical cost of assets held to cover linked liabilities is £4,324m (2001 £7,077m).

The property valuations have been prepared on the basis of open market value at the balance sheet date in accordance with The Royal Institution of Chartered Surveyors’ Appraisal and Valuation Manual, by external qualified valuation surveyors.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

19. Value of long term business
This represents the amount considered by the directors, based on internal actuarial advice, to be a prudent value of the shareholders’ interest in the long term business funds, not already recognised under the modified statutory valuation principles of profit recognition.

The principal assumptions used to calculate the value of the UK long term business are:

	2002	2001
	%	%

Investment return:
Fixed interest	4.50	5.04
UK equities	7.00	7.54
Overseas equities	7.00	7.54
Expense inflation	3.00	3.20
Discount rate (including risk margins)	8.20	7.50
Risk margin included within discount rate	5.00	4.00

The investment returns represent the underlying long term assumptions implicit in the calculation of the value of long term business.

Amortisation charged to the Long Term Business Technical Account amounted to £13m (2001 £13m). The cumulative unamortised acquired value of long term business at 31 December 2002 amounted to £82m (2001 £102m).

20. Debtors
Debtors arising out of direct insurance operations are analysed as follows:

	Shareholder consolidated		Combined consolidated

	2002	2001	2002	2001
	£m	£m	£m	£m

Due from policyholders	1,151	1,096	1,211	1,160
Due from intermediaries	1,768	1,980	1,769	1,980

	2,919	3,076	2,980	3,140

Other debtors in the Shareholder Consolidated Balance Sheet includes £1,057m (2001 £1,191m) relating to intercompany balances with the life fund. This includes shareholders’ accrued interest, shareholders’ net assets of certain overseas long term business operations and a loan to the UK Life fund.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

21. Tangible assets

	Parent Company			Combined consolidated

	Land and buildings £m	Other £m	Total £m	£m

Cost
At 1 January 2002	26	19	45	741
Exchange	–	–	–	(10)
Additions	2	7	9	85
Disposals	(25)	–	(25)	(59)
Disposals of subsidiary undertakings	–	–	–	(58)

At 31 December 2002	3	26	29	699

Depreciation
At 1 January 2002	–	5	5	483
Exchange	–	–	–	(5)
Charge for the year	–	4	4	84
Disposals	–	–	–	(40)
Disposals of subsidiary undertakings	–	–	–	(44)

At 31 December 2002	–	9	9	478

Net book value
At 31 December 2002	3	17	20	221

At 31 December 2001	26	14	40	258

The land and buildings included in the Parent Company Balance Sheet are reclassified as investments in the Combined Consolidated Balance Sheet. The remaining other assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

The land and buildings in the Parent Company Balance Sheet comprises freehold £3m (2001 £18m) and long leasehold £nil (2001 £8m).

22. Interests in associated undertakings
The companies shown in the list of Principal Associated Undertakings and Other Significant Shareholdings are those, not being subsidiaries, in which Royal & Sun Alliance Insurance Group plc and its subsidiaries held at 31 December 2002 a participating interest and which are associated undertakings as defined in the Companies Act 1985. All holdings are of equity shares.

Interests in associated undertakings comprise:

	2002	2001
	£m	£m

Shares at cost
At 1 January	314	130
Acquisitions	1	185
Disposals/transfers	(62)	(1)

At 31 December	253	314
Adjustment to valuation	(87)	(81)

Net book value	166	233

Balances due from associated undertakings at 31 December 2002 amounted to £5m (2001 £7m).

During the year the interest in Intrepid Re Holdings Limited was reclassified as an equity investment as the Group no longer exercises significant influence.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

23. Acquisitions of subsidiary undertakings
During the year, acquisitions of subsidiary undertakings were made for a total consideration of £32m. Goodwill of £24m arising on those acquisitions has been capitalised and is being amortised.

The aggregate value of Group acquisitions made during the year was:

	Book value on acquisition £m	Fair value adjustments £m	Fair value to Group £m

Investments	13	–	13
Other assets	34	–	34
Other liabilities	(15)	–	(15)
Technical provisions for general business	(24)	–	(24)

Net assets	8	–	8

Consideration including acquisition costs			32

Goodwill			24

The cash consideration paid was £32m and the Group has used the acquisition method to account for all acquisitions.

Group acquisitions during the year include:

1.	On 1 January 2002, 100% of the ordinary share capital of Trekroner Forsikring was acquired for cash consideration of £24m and resulted in £15m of goodwill.

2.	Other subsidiary undertakings, which gave rise to £4m of goodwill.

3.	Net assets of businesses other than subsidiary undertakings, which gave rise to £5m of goodwill.

During the year, the Group acquired for £2m further minority interests in existing subsidiaries, which gave rise to £1m of additional goodwill.

The amortisation periods for Group acquisitions and the minority purchases made during the year are 10 years, being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

24. Profit on disposal of subsidiary undertakings
During the year, disposals of subsidiary undertakings were made for a total consideration of £729m. Included within the cash consideration is £219m in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of Phoenix Assurance plc (see note 44). The transaction was at net asset value. The disposals of subsidiaries, branches and books of business gave rise to an exceptional pre tax profit of £184m after write off of £1m of goodwill. Group disposals during the year comprise:

1.	The investment management business, Royal & SunAlliance Investments was sold on 1 July 2002. The transaction generated proceeds, net of costs, of £234m and generated an exceptional pre tax profit of £202m.

2.	Royal & Sun Alliance International Financial Services Limited was sold on 30 June 2002. The transaction generated proceeds, net of costs, of £127m and generated an exceptional pre tax profit of £10m.

3.	The Group disposed of its branch, Royal Insurance Italy for net sales proceeds of £(5)m, which gave rise to an exceptional pre tax loss of £28m.

4.	The Group disposed of its group risk business in the UK on 1 October 2002 for net sales proceeds of £15m, which gave rise to an exceptional pre tax profit of £15m. Until regulatory approval has been obtained the group risk business will continue to be written by the Group, however, it will be subject to a 100% quota share reinsurance treaty with the acquirer.

5.	Other disposals during the year included Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schadeverzekering NV and Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance Insurance (Bahamas) Ltd for net sales proceeds of £139m, which generated in aggregate an exceptional pre tax loss of £15m after write off of goodwill. With the exception of £1m of goodwill written off in relation to the disposal of Securitas Bremer Allgemeine Versicherungs AG, there was no goodwill written off in relation to any of these disposals.

Whilst all of the above disposals had completed at 31 December 2002, the directors’ estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

25. Investments (Parent Company Balance Sheet)

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m

At 1 January 2002 (restated)	4,886	336	5,222
Disposals	–	(307)	(307)
Revaluations	(1,455)	–	(1,455)

At 31 December 2002	3,431	29	3,460

The historical cost of the shares in subsidiary undertakings is £1,220m (2001 £1,220m).

The Group’s principal subsidiaries at 31 December 2002 are set out in the list of Principal Subsidiary Undertakings. The companies are all principally engaged in the transaction of insurance or related business. The countries shown are those of incorporation and principal operation.

26. Capital commitments
The estimated amount of capital commitments contracted but not provided for in these financial statements is £210m (2001 £120m). The Parent Company has no unprovided capital commitments.

27. Shareholders’ funds
Group
The movements in the Group’s capital and reserves are detailed in the Statement of Movements in Shareholders’ Funds.

The amount of goodwill written off directly to the profit and loss account prior to 1 January 1998 and remaining written off is £507m (2001 £508m).

Parent
Movements in the Parent Company capital and reserves were as follows:

	Share capital /premium £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	2002 £m	Restated 2001 £m

Shareholders’ funds at 1 January (restated)	730	3,745	8	208	4,691	6,036
Shareholders’ recognised losses	–	(1,455)	–	(100)	(1,555)	(1,123)
Issue of share capital	–	–	–	–	–	1
Increase in share premium	2	–	–	–	2	13
Dividends	–	–	–	(95)	(95)	(236)

Shareholders’ funds at 31 December	732	2,290	8	13	3,043	4,691

Refer to note 1 for explanation of restatement.

28. Share capital

					2002 £m	2001 £m

Authorised
2,000,000,000 ordinary shares of 27.5p each (2001 2,000,000,000 ordinary shares of 27.5p each)					550	550
300,000,000 (2001 300,000,000) preference shares of £1 each					300	300

Issued and fully paid
1,439,945,133 ordinary shares of 27.5p each (2001 1,439,165,140 ordinary shares of 27.5p each)					396	396
125,000,000 (2001 125,000,000) preference shares of £1 each					125	125

					521	521

During the year 779,993 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £2m. The total nominal value of ordinary shares issued during the year was £0.2m.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

28.  Share capital (continued)
The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly instalments, and are irredeemable. On a return of capital on a winding up, the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a General Meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At 31 December 2002 the Trust held 11,541,409 ordinary shares (2001 11,543,076) in the Company with a nominal value of £3,173,887 (2001 £3,174,346) and a market value, based on the mid-market value of the Company’s shares at the close of business on 31 December 2002 as shown in the Official List of the London Stock Exchange, of £14m (2001 £46m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At 31 December 2002 the Trust held 697,200 ordinary shares (2001 697,200) in the Company with a nominal value of £191,730 (2001 £191,730) and a market value, based on the mid-market value of the Company’s shares at the close of business on 31 December 2002 as shown in the Official List of the London Stock Exchange, of £1m (2001 £3m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 ‘Earnings per Share’, they are treated as if they were cancelled.

Employee savings related share option schemes
At 31 December 2002, under employee savings related share option schemes, employees held options over 26,983,606 ordinary shares at option prices ranging from 82.0p – 447.0p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognises no cost for the options.

Number of shares	Option price per share	Year of exercise

2,915,500	248.0p – 435.0p	2002
2,052,167	294.0p – 439.0p	2003
2,240,553	395.0p – 447.0p	2004
9,152,917	82.0p – 439.0p	2005
1,820,971	96.0p – 407.0p	2006
8,540,424	82.0p – 310.0p	2007
261,074	96.0p – 96.0p	2008

Executive share option schemes
At 31 December 2002, under executive share option schemes, options over 47,391,663 ordinary shares were held at option prices ranging from 225.9p – 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

155,863	262.9p – 369.0p	1996
239,822	225.9p – 344.0p	1997
378,272	311.6p – 343.0p	1998
782,129	225.9p – 225.9p	1999
1,160,347	311.6p – 438.0p	2000
21,154	497.0p – 550.8p	2001
481,168	290.0p – 550.8p	2002
24,944,166	290.0p – 550.8p	2003
10,858,357	290.0p – 544.0p	2004
8,370,385	290.0p – 544.0p	2005

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

29. Dated loan capital	Parent company		Combined consolidated

	2002	2001	2002	2001
	£m	£m	£m	£m

Subordinated guaranteed US$ bonds	303	334	303	334
Subordinated guaranteed Euro bonds	324	304	324	304
Subordinated guaranteed loan	146	146	146	146

	773	784	773	784

The subordinated guaranteed US$ ($500m) bonds have a redemption date of 15 October 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through use of derivative contracts. At 31 December 2002 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$50m for up to two years. Additionally, banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of 15 October 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until 15 October 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from 15 October 2009.

The subordinated guaranteed loan has a redemption date of 18 February 2030. The loan (JPY25bn) is denominated in yen but interest is payable at 5.14% in US dollars. Derivative contracts are in place which convert the loan and interest payments to sterling at a fixed rate of 6.99%. Further derivative contracts are in place which have the effect of converting interest payable to a floating rate on £25m of the loan. Derivative contracts were also in place to reduce the fixed cost on £75m of the loan; the counterparties have the option to cancel some of these contracts which may result in the Company paying a floating rate of interest in the future.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

30.  Long term business provision
The principal assumptions used to calculate the UK long term business provision for the main classes of business are:

		2002	2001

Interest rates
Life	– with profit	3.15% to 3.60%	3.25%
Pensions	– with profit	4.00% to 4.75%	3.85% to 4.95%
Annuities	– in payment	5.20% to 5.50%	5.00%
Mortality rates
Life	– with profit	AM80, AF80 with adjustments	AM80, AF80 with adjustments
Pensions	– with profit	AM80, AF80 with adjustments	AM80, AF80 with adjustments
Annuities	– in payment	PMA92/PFA92 (c=2020) with adjustments	PMA92/PFA92 (c=2020) with adjustments

The valuation has been carried out principally using a net premium method.

Generally accepted actuarial tables are used as appropriate in overseas long term business operations.

On 11 February 2003, the Group entered into an agreement with Unisys for the provision of administration services and support related functions to all of its UK Life subsidiaries. This agreement will be effective from 1 May 2003. Accordingly, the costs set out in this agreement, together with the costs associated with non outsourced functions within the UK Life Operation, form the basis of the expense assumptions within the long term business provision in each of the UK Life subsidiaries.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

31.  Claims provisions
Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total value of outstanding claims provisions less related reinsurance recoveries before discounting amounted to £11,529m (2001 £11,698m).

Claims are discounted, as follows:

				Average period to
	Category	Discount rate		settlement

		2002%	2001%	2002	2001

UK	Asbestos & Environmental	5.00	5.00	8 years	7 years

EMEA	Disability	3.10	3.37	12 years	12 years

Americas	Asbestos & Environmental	5.00	5.00	11 years	10 years
	Disability	5.00	5.00	15 years	15 years

Asia Pacific	Asbestos & Environmental	6.15	6.15	16 years	12 years

In determining the average period to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Claims incurred in the General Business Technical Account include amounts in respect of accident years prior to 2002 of £625m (2001 £342m). This amount comprises deterioration in reported claims from prior accident years as well as increases in provisions for claims incurred in prior accident years but not reported at the balance sheet date. The majority was incurred in respect of liability business, including bodily injury claims on motor portfolios in the UK, the USA, Canada, Scandinavia and Ireland; asbestos and environmental pollution claims in the UK, the USA and Australia: and workers compensation claims in the USA, the UK and Denmark. There is also a charge for business interruption claims arising from the attack on the World Trade Center.

32. Provisions for other risks and charges

			Pensions
		Deferred	and post
	Reorganisation	taxation	retirement	Other
	provisions	Restated	benefits	provisions	Total
	£m	£m	£m	£m	£m

At 1 January 2002	41	338	140	82	601
Exchange adjustments	(1)	(7)	(3)	(2)	(13)
Charged/(credited)	98	(369)	69	25	(177)
Utilised	(37)	–	(50)	(23)	(110)
Transferred to other debtors	–	110	–	–	110
Disposal of subsidiary undertakings	–	10	(25)	(7)	(22)

At 31 December 2002	101	82	131	75	389

Reorganisation provisions comprise costs relating to reorganisations mainly within the US general business and UK life and general business. This provision primarily comprises severance costs.

Other provisions include various litigation provisions of £15m, the payment of which are dependent upon legal processes. In addition, there are provisions of £39m held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

33. Borrowings	Shareholder		Combined
	consolidated		consolidated

	2002	2001	2002	2001
	£m	£m	£m	£m

Debenture loans
Secured (note 3)
10.47% mortgage loans	13	16	15	18
Unsecured
9.625% subordinated bonds 2003	90	100	90	100
Commercial paper	–	1	–	1

Total debenture loans	103	117	105	119
Amounts owed to credit institutions – unsecured	597	964	597	965

Total borrowings	700	1,081	702	1,084

Repayable as follows:
1 year or less	683	47	683	48
Between 1 and 2 years	1	1,011	1	1,012
Between 2 and 5 years	2	6	2	6
After 5 years	14	17	16	18

	700	1,081	702	1,084

Notes:
1.	Interest payable on amounts repayable within five years was £45m (2001 £37m) and after five years £2m (2001 £5m).

2.	Loans from credit institutions of £566m (2001 £913m) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At 31 December 2002 total committed credit facilities available to the Group were £1,454m (2001 £1,502m), of which £1,454m (2001 £nil) expire within one year, £nil (2001 £1,494m) expire within one to two years, and £nil (2001 £8m) expire within two to five years. Additional borrowings are subject to covenants in respect of the Group’s shareholders’ funds.

3.	The secured debenture loans are secured on certain properties of the Group.

4.	The Parent Company has borrowings of £256m (2001 £nil).

34. Other creditors
Other creditors including taxation and social security in the Combined Consolidated Balance Sheet includes a liability of £168m (2001 £100m) in respect of corporation tax payable.

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

35. Deferred taxation	Shareholder		Combined
	consolidated		consolidated

		Restated		Restated
	2002	2001	2002	2001
	£m	£m	£m	£m

Unrealised investment gains	(274)	(500)	(260)	(783)
Other timing differences other than on long term business	344	358	336	402

	70	(142)	76	(381)
Discount	4	34	7	89

	74	(108)	83	(292)
Pension costs	42	50	42	51

Deferred tax asset/(provision)	116	(58)	125	(241)

Deferred tax assets that cannot be recovered against deferred tax liabilities have been recognised only to the extent that the directors believe that there will be suitable taxable profits to absorb them in the foreseeable future. Net deferred tax assets are principally attributable to tax losses and the discounting of claims reserves in the US, and unclaimed capital allowances in the UK.

No credit has been taken in the deferred tax provision for UK tax losses with an estimated tax value of £140m. This amount includes capital losses that arose prior to the merger of the Royal Insurance and Sun Alliance groups and trading losses, the use of which is severely restricted by UK tax law. The recoverability of any associated deferred tax asset is therefore considered remote.

A deferred tax asset has not been recognised in respect of UK capital losses with an estimated value of £94m, or for non UK tax losses with a tax value of £10m as it is not considered likely that suitable capital profits will arise to absorb these losses in the near future.

Deferred tax assets and liabilities are discounted at rates reflecting post tax yields to maturity that can be obtained at the balance sheet date on government bonds with maturity dates and in currencies similar to those of the deferred tax assets and liabilities. The discount rates used are 1% to 4%.

36. Operating leases	Land and buildings		Other

	2002	2001	2002	2001
	£m	£m	£m	£m

Annual commitments under non cancellable operating leases which expire:
1 year or less	10	11	4	2
Between 2 and 5 years	40	38	11	18
After 5 years	60	74	–	–

	110	123	15	20

All material leases of land and buildings are subject to rent review periods of between three and five years.

37. Managed funds

The Group administers the funds of a number of group pension funds in its own name but on behalf of others. The assets, as shown below, and corresponding liabilities of these funds have been included within the Combined Consolidated Balance Sheet.

	2002	2001
	£m	£m

Land and buildings	65	43
Shares and other variable yield securities and units in unit trusts	302	702
Debt securities and other fixed income securities	85	275
Cash at bank and in hand	14	12

	466	1,032
Debtors	2	7
Creditors	(2)	(2)

Net assets	466	1,037

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ROYAL & SUNALLIANCE ANNUAL REPORT & ACCOUNTS 2002

38. Reconciliation of total Group operating loss before tax to net cash outflow	2002	2001
	£m	£m

Total Group operating loss	(1,202)	(1,158)
Unrealised and realised (losses)/gains	276	547
Change in technical provisions and equalisation provisions	539	1,063
Profits relating to long term business	(209)	(173)
Cash received from long term business	94	92
Depreciation	74	73
Amortisation and impairment of goodwill and goodwill in acquired claims provisions	738	95
Interest on dated loan capital	52	58
Change in debtors less creditors	(211)	(481)

Net cash inflow from operating activities	151	116

39. Movements in opening and closing portfolio investments net of financing		2002
		£m

Net cash inflow for the period		108
Decrease in net portfolio investments		(89)
Decrease in borrowings		380
Issue of share capital		(2)

Movement arising from cash flows		397
Movement in long term business		(1,811)
Acquisitions and disposals of subsidiary undertakings		(622)
Changes in market values and exchange rates		(680)
Other		36

Total movement in portfolio investments net of financing		(2,680)

Portfolio investments net of financing
At 1 January 2002		41,778

At 31 December 2002		39,098

40. Portfolio investments	2002	2001
	£m	£m

Purchase of portfolio investments
Land and buildings	16	53
Shares and other variable yield securities	978	1,308
Loans, debt securities and fixed income securities	27,087	13,971
	28,081	15,332
Sale of portfolio investments
Land and buildings	(46)	(49)
Shares and other variable yield securities	(1,984)	(1,943)
Loans, debt securities and fixed income securities	(25,944)	(13,393)
	(27,974)	(15,385)
Net (decrease)/increase in deposits with credit institutions	(196)	666

Net portfolio investments	(89)	613

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

41. Movements in cash, portfolio investments and financing

				Acquisitions
				and
				disposals of
	At			subsidiary	Market		At 31
	1 January		Long term	undertakings	value and	Transfers/	December
	2002	Cash flow	business	(excl cash)	currency	other	2002
	£m	£m	£m	£m	£m	£m	£m

Land and buildings	2,937	(30)	76	(13)	5	–	2,975
Shares and other variable yield securities	11,632	(1,006)	(4,071)	(144)	(562)	39	5,888
Loans, debt securities and
fixed income securities	27,485	1,143	1,993	(307)	(79)	(6)	30,229
Deposits with credit institutions	1,538	(196)	135	(144)	(66)	(11)	1,256
Net cash at bank and in hand	784	108	55	–	10	–	957
Share capital/premium	(730)	(2)	–	–	–	–	(732)
Borrowings	(1,084)	380	1	–	1	–	(702)
Dated loan capital	(784)	–	–	–	11	–	(773)

Total	41,778	397	(1,811)	(608)	(680)	22	39,098

42. Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings

	2002	2001
	£m	£m

Cash consideration	(32)	(141)
Cash at bank and in hand acquired	–	2

Net outflow of cash in respect of acquisitions of subsidiary undertakings	(32)	(139)

43. Disposal of subsidiary undertakings

Total
£m

Net assets disposed of:
Intangible assets	9
Investments	621
Value of long term business	69
Cash at bank	43
Other assets	481
Other liabilities	(122)
Technical provisions for general business	(557)
Profit on disposal before write off of goodwill	185

Total disposal consideration	729
Satisfied by cash consideration	709

Deferred consideration	20

44. Transactions with related parties
A number of the directors, other key managers, their close families and entities under their control have general and/or long term insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff. The Board has considered the financial effect of such insurance policies and other transactions with Group companies and has concluded that they are not material to the Group or the individuals concerned and, if disclosed, would not influence decisions made by users of these financial statements.

The Board has also concluded that there are no transactions with other directors or key managers that are material to their own financial affairs.

In 2000, Royal & Sun Alliance Linked Insurances Ltd (RSALI) and Phoenix Assurance plc (Phoenix), two wholly owned subsidiaries of the Group, entered into a financial reassurance arrangement to maintain the regulatory solvency of RSALI. Due to the legally segregated nature of the long term business fund of Phoenix and the profit recognition methods prescribed by the modified statutory basis of accounting for with profit life companies, the balance on the Consolidated Long Term Business Technical Account of the Group, which is stated after tax, includes £3.2m of net loss (2001 £8.1m of net profit) arising in the year from this arrangement.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

44. Transactions with related parties (continued)
On 1 October 2002 the Phoenix non participating fund acquired RSALI for £219m. RSALI was transferred to Phoenix for the value of its embedded value at that date. RSALI is now treated as an investment of the non participating fund and any movement in its net asset value arising after that date will be reflected within the Fund for Future Appropriations within the Phoenix fund, rather than in the balance on the Long Term Business Technical Account. The movement in the RSALI shareholders’ accrued interest in the three months ended 31 December 2002 was a loss of £40m which included £21m of recognised costs relating to the closure of its business. The Phoenix result is determined by the Appointed Actuary having regard to the accumulated surplus in the non participating fund. The profit so recognised in the Long Term Business Technical Account in 2002 amounted to £41m (2001 £50m).

The long term fund of Phoenix comprises both participating and non-participating long term insurance policies, where both of these types of policies have a contingent interest in the excess of assets over liabilities in the long term business fund. Accordingly, this excess is not allocated between policyholders and shareholders and is taken to the Phoenix Fund for Future Appropriations. The value of the Fund for Future Appropriations at 31 December 2002 was £601m (2001 £725m).

45. Shareholders’ interest in long term business
The total shareholders’ interest in long term business contained within the Combined Consolidated Balance Sheet comprises:

				Asia
	UK	EMEA	Americas	Pacific	2002	2001
	£m	£m	£m	£m	£m	£m

Shareholders’ accrued interest	–	–	–	71	71	337
Value of long term business	767	5	42	84	898	1,335
Shareholders’ funds and
subordinated liabilities attributable	338	323	126	118	905	831

	1,105	328	168	273	1,874	2,503

Less notionally attributed to general business					(100)	(200)

					1,774	2,303

Value of long term business is described in the Accounting Policies and in note 19. The movement in value of long term business, other than the amortisation of the present value of acquired in-force business, is credited to other reserves within capital and reserves.

Shareholders’ funds attributable represent those assets held outside the long term funds but which are assessed by the directors to be the amount maintained in support of the long term business.

46. Estimation techniques, uncertainties and contingencies
World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September 2001, is a gross loss of £1,214m, reduced to £269m net of reinsurance. This was an unprecedented event, which continues to have many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimates of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made by Student Finance Corporation to students in various post secondary trade schools, primarily truck driving schools in the US. At 31 December 2002, the loan portfolio had a face value of $501m. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties. As the Group’s lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. Further suits were filed against the Group’s US based operations by Wilmington Trust Co. in August 2002 and by PNC Bank in September 2002. After taking legal advice, the directors intend that the US subsidiary should vigorously assert its entitlement to rescind these policies and defend the legal actions taken against it.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Notes on the Accounts (continued)

46. Estimation techniques, uncertainties and contingencies (continued)
In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio, will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. No assurance can be given that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the reserves for defaults will be resolved in favour of the Group. Based on our current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Financial enhancement products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures, including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2002 amounted to £36m reflecting the deterioration of the corporate credit environment. Claims provisions of £36m have been established at year end in addition to £81m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £116m based on a model which utilises Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Contingent loan finance
The regulatory solvency of the UK Life funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £1bn to the Life funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life funds and realistic balance sheet analysis indicates that is expected to occur. At 31 December 2002 £160m (2001: £nil) had been funded and £25m (2001: £nil) had been utilised under these arrangements.

US regulatory capital
On 1 March 2003, the Group’s US based operations filed their regulatory capital return with the relevant state insurance regulators in the USA. These returns are still subject to audit and may be amended. For three of the twenty seven legal entities, the statutory surplus is below the ‘company action level’ of the local regulatory solvency measure. Company action level is a solvency measure where actual statutory surplus is below twice the regulatory solvency measure. The specific amounts of the shortfall below the company action level are $2m, $8m and $10m. At that level, the legal entity is required to submit a plan, to the insurance commissioner of the state of domicile, indicating how the statutory surplus will rise above the company action level. To resolve this issue a proportion of the fixed interest investment portfolio, which is reflected at amortised cost in the regulatory returns, will be sold in the first quarter of 2003 to generate gains in those legal entities with capital and surplus below the company action level. Further declines in regulatory capital could trigger further action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate further and, if this occurs, what action the US regulators might take. The directors believe that, after taking account of the various actions they can take to improve the US based operations regulatory capital, there will be no material adverse effect on the Group’s financial position.

UK and Group regulatory capital
The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries (including the treatment of certain reinsurance contracts and the implicit item in the calculation of the solvency of the UK Life funds), the progress of the actions announced on 7 November 2002 to improve that position, the other uncertainties described above, the implementation of the EU Group’s Directive and its interrelationship with the overall capital of the Group. It is possible that the resolution of these discussions could lead to financial consequences for the Group including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, the directors do not believe that any consequences will result in a materially adverse effect on the Group’s financial position.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Segmental Information

			General						Long term
	Total		business		Personal		Commercial		business

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net premiums written (note 1)
UK (note 11)	4,381	5,254	3,426	3,490	1,647	1,691	1,779	1,799	955	1,764
EMEA (note 4, 8)	2,260	2,338	1,671	1,601	916	900	755	701	589	737
Americas (note 7)	2,783	3,178	2,654	2,983	904	1,047	1,750	1,936	129	195
Asia Pacific	1,093	942	884	739	555	460	329	279	209	203

	10,517	11,712	8,635	8,813	4,022	4,098	4,613	4,715	1,882	2,899

Underwriting result/balance on the
technical account – long term business (note 2)
UK (note 12)	(67)	(377)	(177)	(495)	(181)	(37)	4	(458)	110	118
EMEA (note 5, 9)	(134)	(103)	(191)	(118)	(89)	(41)	(102)	(77)	57	15
Americas	(519)	(597)	(535)	(609)	(82)	(66)	(453)	(543)	16	12
Asia Pacific	13	20	(13)	(8)	20	16	(33)	(24)	26	28

	(707)	(1,057)	(916)	(1,230)	(332)	(128)	(584)	(1,102)	209	173

Group operating result (based on longer term
investment return) (note 3)
UK (note 12)	305	73	195	(45)	(21)	129	216	(174)	110	118
EMEA (note 6, 10)	72	115	10	100	15	80	(5)	20	62	15
Americas	(182)	(125)	(202)	(141)	(1)	17	(201)	(158)	20	16
Asia Pacific	121	112	86	75	79	64	7	11	35	37

	316	175	89	(11)	72	290	17	(301)	227	186

Other activities	(90)	(159)

Group operating result
(based on longer term investment return)	226	16
Interest on dated loan capital	(52)	(58)
Change in the equalisation provisions	1	(46)
Amortisation and impairment of goodwill	(713)	(58)
Amortisation of goodwill in acquired claims provisions	(25)	(37)
Reorganisation costs and other items	(92)	(110)

Group operating loss
(based on longer term investment return)	(655)	(293)

Notes:
1.	Net premiums written by destination do not differ materially from net premiums written by source.

2.	The balance on the Long Term Business Technical Account is gross of tax.

3.	Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments.

4.	Included within EMEA in general business is £nil (2001 £116m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

5.	Included within EMEA in general business is £nil (2001 £7m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

6.	Included within EMEA in general business is £nil (2001 £15m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

7.	Included within Americas in long term business is £nil (2001 £81m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Segmental Information (continued)

8	Included within EMEA in general business is £251m (2001 £297m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG,
Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term business is £279m (2001 £459m) relating to the discontinued
businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

9	Included within EMEA in general business is an underwriting loss of £31m (2001 £(28)m) relating to the discontinued businesses Securitas Bremer
Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term business is £7m (2001 £6m)
relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance
International Financial Services Ltd.

10.	Included within EMEA in general business is £1m (2001 £5m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG,
Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term business is £7m (2001 £6m) relating to the discontinued
businesses Securitas-Gilde Lebensversicherung AG, Royal & Sun Alliance Levensverzekering NV and Royal & SunAlliance International Financial
Services Ltd.

11.	Included within UK in long term business is a net outwards reinsurance premium of £(150)m (2001 £174m) relating to the discontinued group risk business.

12.	Included within UK in long term business is £nil (2001 £nil) relating to the discontinued group risk business.

	Total		General business		Long term business

		Restated		Restated		Restated
	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m

Total capital, reserves and dated loan capital
UK	882	1,690	(223)	20	1,105	1,670
EMEA	1,229	1,440	901	1,036	328	404
Americas	1,941	2,827	1,773	2,652	168	175
Asia Pacific	656	687	383	433	273	254

	4,708	6,644	2,834	4,141	1,874	2,503

Associated undertakings	166	233
Other businesses (note 1)	(653)	(1,003)

Total capital, reserves and dated loan capital	4,221	5,874

Notes:
1.	The capital, reserves and dated loan capital attributed to other businesses include those of non insurance businesses and Group borrowings. Dated loan capital consists of £303m (2001 £334m) in US dollars, £324m (2001 £304m) in euros and £146m (2001 £146m) in sterling.

2.	The directors consider that in relation to reporting of profit and loss account information the reportable segments of the general business are personal and commercial. Such a segmentation is not considered appropriate in relation to the Group’s total capital where risk based capital modelling is used to allocate capital to regions and operations. There are differences between actual regional total capital and that considered to be required on a risk based capital basis due to regulatory requirements at the individual operation level.

3.	Refer to note 1 of the Notes on the Accounts for explanation of restatement.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Principal Subsidiary Companies
As at 31 December 2002

Principal activity

United Kingdom	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	FirstAssist Group Ltd	Insurance services
	The Globe Insurance Company Ltd	General insurance
	Legal Protection Group Holdings Ltd	Holding company
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	Sequence (UK) Limited	Estate agencies
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance

Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance

Australia	Royal & Sun Alliance Australia Holdings Ltd	Holding company
	Royal & Sun Alliance Insurance Australia Ltd	General insurance
	Royal & Sun Alliance Financial Services Ltd	Life insurance

Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance

Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance

Chile	Royal & Sun Alliance Seguros (Chile) SA (97.5%)	General insurance
	Compañia de Seguros de Vida La Construcción (51.0%)	Life insurance

Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life insurance

Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Pension (71.7%)	Life insurance
	Codan Pensionforsikring A/S (71.7%)	Life insurance

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Principal Subsidiary Companies (continued)
As at 31 December 2002

Principal activity

Guernsey	Insurance Corporation of the Channel Islands Ltd	General insurance

Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance

Isle of Man	Tower Insurance Company Ltd	General insurance

Mexico	Royal & SunAlliance Seguros (Mexico) SA	General insurance

Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance

New Zealand	Royal & Sun Alliance Insurance (New Zealand) Ltd	General insurance
	Royal & Sun Alliance Life & Disability (New Zealand) Ltd	Life insurance

Peru	Royal & Sun Alliance – Seguros Fenix (64.9%)	General insurance

Puerto Rico	Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc (94.3%)	General insurance

Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance

Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance

Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Royal Insurance Company of America	General insurance
	Orion Capital Corporation	Holding company
	Security Insurance Company of Hartford	General insurance
	Guaranty National Insurance Company	General insurance

Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance

Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

Notes:
1.	All UK companies are incorporated in Great Britain and are registered in England.

2.	100% direct subsidiary of Royal & Sun Alliance Insurance Group plc.

3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital.

4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none materially affects the results or assets of the Group.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Principal Associated Undertakings
and Other Significant Shareholdings
As at 31 December 2002

	Country	Holding

Principal associated undertakings (see notes below)
Mutual & Federal Insurance Company Ltd	South Africa	37.5%
RACI Pty Ltd	Australia	50.0%
Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Ltd	India	26.0%
Syn Mun Kong Insurance Public Company Ltd (30.9.02)	Thailand	20.0%

Other significant shareholdings (see notes below)
Rimac-Internacional Compañia de Seguros y Reaseguros	Peru	14.5%
Rothschilds Continuation Holdings AG (merchant banking group)	Switzerland	21.5%

Notes:
1.	Associated undertakings: where the figures included in the accounts are not for the year ended 31 December 2002, the relevant accounting date is shown in brackets.

2.	The countries shown are those of incorporation and principal operation.

3.	Unless otherwise stated, all companies are engaged in the transaction of insurance or related business. All are owned by subsidiaries of the Group.

4.	The Group’s participating interest in Rothschilds Continuation Holdings AG, is accounted for as an investment in view of the disposition of the other shareholdings. The aggregate amount of the capital and reserves at 31 March 2002, the company’s year end, was £568m. The loss for the year ended 31 March 2002 was £21m.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Five Year Financial Review

Consolidated Profit and Loss Account	Convenience
	translation
	(note 1)				Restated		Restated		Restated		Restated
	2002		2002		2001		2000		1999		1998
	$m		£m		£m		£m		£m		£m

Net premiums written
General business	13,902		8,635		8,813		8,372		7,159		6,867
Long term business	3,030		1,882		2,899		3,439		3,284		2,856

Total	16,932		10,517		11,712		11,811		10,443		9,723

Balance on the technical accounts
General business (note 2)	(10)		(6)		(181)		101		231		260
Long term business gross of taxation	336		209		173		239		235		230
Investment income net of investment
expenses and charges	1,575		978		1,137		1,212		1,582		1,509
Unrealised losses on investments	(1,027)		(638)		(1,013)		(161)		(645)		(139)
Allocated investment return transferred to
the general business technical account	(1,549)		(962)		(1,142)		(1,119)		(1,007)		(999)
Income/(charges) from other activities/
central expenses	(119)		(74)		(54)		(47)		(15)		(15)
Amortisation and impairment of goodwill	(1,148)		(713)		(58)		(56)		(14)		(1)

General business result (note 2)	143		89		(11)		290		301		333
Long term business result	365		227		186		252		243		230
Other activities (including associated undertakings)	(145)		(90)		(159)		(80)		11		20
Group operating result
(based on longer term investment return)	363		226		16		462		555		583
Change in the equalisation provisions	2		1		(46)		(24)		(12)		(51)
Reorganisation costs and other items	(1,420)		(882)		(263)		(289)		(96)		(150)

Group operating (loss)/profit
(based on longer term investment return)	(1,055)		(655)		(293)		149		447		382
Short term investment fluctuations	(887)		(551)		(845)		20		(80)		463

(Loss)/profit on ordinary activities before
exceptional items and tax	(1,942)		(1,206)		(1,138)		169		367		845
Profit on disposal of subsidiaries less provisions
for losses on subsidiaries to be sold	296		184		(109)		(128)		–		–

(Loss)/profit on ordinary activities before tax	(1,646)		(1,022)		(1,247)		41		367		845
Tax on profit on ordinary activities (note 2)	147		91		353		(128)		(71)		(334)

(Loss)/profit on ordinary activities after tax	(1,499)		(931)		(894)		(87)		296		511
Attributable to equity minority interests	(14)		(9)		5		1		(22)		(33)

(Loss)/profit for the financial year attributable to shareholders	(1,513)		(940)		(889)		(86)		274		478

Earnings per ordinary share	(107.1	)c	(66.5	)p	(63.1	)p	(6.7	)p	17.9	p	30.1	p
Group operating earnings after tax
per ordinary share	9.2	c	5.7	p	(4.1	)p	17.5	p	24.7	p	23.6	p

Notes:
1.	We have included a translation of the data for the year ended 31 December 2002, from sterling into US dollars, for the convenience of our US shareholders. The translation rate is US$1.61, the closing rate at 31 December 2002.

2.	Prior years have been restated. Refer to note 1 of the Notes on the Accounts for explanation of restatement.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Statement of Total Recognised	Convenience
Gains and Losses	translation
	(note 1)				Restated		Restated		Restated		Restated
	2002		2002		2001		2000		1999		1998
	$m		£m		£m		£m		£m		£m

(Loss)/profit for the financial year
attributable to shareholders	(1,513)		(940)		(889)		(86)		274		478
Movement in value of long term business	(565)		(351)		(333)		(37)		169		(115)
Exchange	(427)		(265)		(69)		156		38		(67)

Shareholders’ consolidated recognised (losses)/gains	(2,505)		(1,556)		(1,291)		33		481		296

Movements in Shareholders’ Funds

Shareholders’ funds at 1 January (as restated)	7,553		4,691		6,036		6,263		6,854		6,895
Shareholders’ consolidated recognised (losses)/gains	(2,505)		(1,556)		(1,291)		33		481		296
Issue of share capital/increase in share premium	3		2		14		19		15		32
Dividends	(153)		(95)		(236)		(381)		(1,113)		(369)
Other reserve movements (including write off
of goodwill not capitalised up to 1997)	1		1		168		102		26		–

Shareholders’ funds at 31 December	4,899		3,043		4,691		6,036		6,263		6,854

Total return to shareholders	(176.5	)c	(109.6	)p	(91.3	)p	1.7	p	31.8	p	18.4	p
Dividend per ordinary share	9.7	c	6.0	p	16.0	p	26.0	p	72.7	p	23.0	p

Notes:
1.	We have included a translation of the data for the year ended 31 December 2002, from sterling into US dollars, for the convenience of our US shareholders. The translation rate is US$1.61, the closing rate at 31 December 2002.

2.	Net assets per share is calculated on equity shareholders’ funds and the number of ordinary shares in issue at the end of the year.

3.	Prior years have been restated. Refer to note 1 of the Notes on the Accounts for an explanation of the restatement.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Five Year Financial Review (continued)

Combined Consolidated Balance Sheet	Convenience
	translation
	(note 1)				Restated		Restated		Restated		Restated
	2002		2002		2001		2000		1999		1998
	$m		£m		£m		£m		£m		£m

Assets
Intangible assets	493		306		1,086		1,086		1,035		13
Investments
Land and buildings	4,790		2,975		2,937		2,699		2,386		2,664
Interests in associated undertakings	267		166		233		242		222		218
Other financial investments
Shares and other variable yield securities and
units in unit trusts	9,480		5,888		11,632		17,780		18,742		18,107
Debt securities and other fixed income securities	48,104		29,878		26,967		25,673		24,646		23,864
Loans and deposits with credit institutions	2,587		1,607		2,056		1,422		1,396		1,644

	60,171		37,373		40,655		44,875		44,784		43,615
Value of long term business	1,446		898		1,335		1,729		1,784		1,506
Deposits with ceding undertakings	288		179		91		131		115		110

Total investments	66,962		41,591		45,251		49,676		49,291		48,113
Assets held to cover linked liabilities	6,712		4,169		7,631		8,783		8,429		6,760
Reinsurers’ share of technical provisions	9,617		5,973		5,417		4,800		4,066		2,957
Debtors	7,754		4,816		5,038		4,605		4,336		4,229
Other assets	1,921		1,193		1,093		1,058		1,119		844
Prepayments and accrued income	3,056		1,898		1,986		1,970		1,988		1,863

Total assets	96,515		59,946		67,502		71,978		70,264		64,779

Liabilities
Capital and reserves
Called up share capital and share premium	1,179		732		730		712		688		658
Other reserves	1,418		881		1,236		1,580		1,626		1,462
Capital redemption reserve	13		8		8		8		8		8
Profit and loss account	2,289		1,422		2,717		3,736		3,941		4,726

Shareholders’ funds	4,899		3,043		4,691		6,036		6,263		6,854
Equity minority interests in subsidiary undertakings	652		405		399		406		411		295
Dated loan capital	1,245		773		784		784		610		–

Total capital, reserves and dated loan capital	6,796		4,221		5,874		7,226		7,284		7,149
Fund for future appropriations	2,687		1,669		2,642		3,585		4,884		3,788
Technical provisions
Provision for unearned premiums	8,300		5,155		5,087		4,685		4,476		3,755
Long term business provision	39,704		24,661		25,101		27,854		25,874		26,148
Claims outstanding	24,747		15,371		15,625		14,519		13,941		11,606
Equalisation provisions	472		293		331		283		259		250

	73,223		45,480		46,144		47,341		44,550		41,759
Technical provisions for linked liabilities	6,711		4,168		7,619		8,726		8,318		6,687
Provisions for other risks and charges	626		389		605		1,217		1,343		1,509
Borrowings	1,130		702		1,084		382		676		449
Other creditors	4,548		2,824		2,977		3,017		2,827		3,073
Accruals and deferred income	794		493		557		484		382		365

Total liabilities	96,515		59,946		67,502		71,978		70,264		64,779

Net assets per ordinary share (note 2)	326	c	203	p	317	p	412	p	430	p	430	p

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Shareholder Information

Cautionary statements
This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimated’ and ‘intends’. The specific forward looking statements cover, among other matters: industry outlook, the timing of our disposal programme specifically the IPO, the appropriateness of the level of our claims provisions, regulatory approval of the release of surplus solvency capital, reduction in expenses in the UK Life operations and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the UK Listing Authority. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Past performance cannot be relied on as a guide to future performance.

Registrar
Lloyds TSB Registrars, PO Box 3679, 54 Pershore Road South, Birmingham B22 1AH

Shareholder Helpline Telephone: +44 (0)870 600 3988

Shareholders with a text phone facility should use: +44 (0)870 600 3950

Internet address: www.lloydstsb-registrars.co.uk

There is now a range of shareholder information on line at www.shareview.co.uk. Shareholders can check holdings and find practical help on transferring shares or updating details and register their email address to receive shareholder information and Annual Report & Accounts electronically.

Royal & SunAlliance has appointed Lloyds TSB Registrars as its registrar to manage the shareholder register, ensuring that all information held about the Group’s shareholders is kept up to date, and to pay dividends.

As a shareholder of the Group, you will be sent information about Royal & SunAlliance. It is important to ensure that Lloyds TSB Registrars are kept up to date about any changes to your personal details, such as your name and home address. Further details are given in the Frequently Asked Questions section.

Dividend Reinvestment Plan (DRIP)
We operate a dividend reinvestment plan that enables shareholders, if they wish, to use the whole of their cash dividends to buy additional shares in the Company.

The DRIP is operated on a mandate basis. If a DRIP mandate has been completed, future dividends will be invested automatically in the Company’s shares purchased in the market.

Shareholders who do not currently participate in the DRIP but wish to do so can obtain further details and a mandate form from Lloyds TSB Registrars.

Shareholders need take no action if they have not completed a DRIP mandate and wish to continue to receive their dividends in cash in the normal way.

Personal Equity Plans (PEPs)
New investments in PEPs have not been permitted since 5 April 1999 when the Government replaced PEPs with Individual Saving Accounts (ISAs). Investors who hold shares in an existing Royal & SunAlliance Corporate PEP or Royal & SunAlliance Single Company PEP managed by Halifax Investment Services Limited (Halifax) can obtain full details of their investment from:

Halifax Investment Services, Mellon House, Ingrave Road, Brentwood, Essex CM15 8TA

Telephone: +44 (0)870 606 6418

Share dealing service
We have established an execution only share dealing service, through Cazenove & Co., for private investors who wish to buy or sell Royal & Sun Alliance Insurance Group plc shares. Further details can be obtained from:

Royal & Sun Alliance Share Dealing Service, Cazenove & Co., 12 Tokenhouse Yard, London EC2R 7AN

Telephone: +44 (0)20 7606 1768

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Shareholder Information (continued)

Capital gains tax
The market value at 31 March 1982 of each post consolidation ordinary share of 27.5p in the Company, for capital gains tax purposes after relevant adjustments, was 146.41p (25p shares 133.1p) for former Royal Insurance shareholders and 57.97p (25p shares 52.7p) for former Sun Alliance shareholders. For former Royal Insurance shareholders an adjustment to tax cost is required to take account of the 1993 rights issue according to whether the rights were taken up or sold.

Internet
The Annual Report & Accounts, interim statements and other useful information on the Company are available through the Internet at www.royalsunalliance.com.

Annual General Meeting
We welcome the views of shareholders and hope that you will be able to attend the Company’s Annual General Meeting, which will be held in the Grand Ballroom, Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1V 0QY at 11.30am on 14 May 2003. The Notice of the Meeting and the Proxy Card accompany this document. If you are unable to attend the Annual General Meeting to ask a question in person, you may write to us at 30 Berkeley Square, London W1J 6EW or contact us through our Group website at www.royalsunalliance.com.

Disabled shareholders
Royal & SunAlliance are committed to providing a quality service to all its shareholders. Please let us know if you would like documentation to be provided to you in a special format and we will do our best to meet your request.

American Depositary Shares (ADSs)
Each ADS represents five ordinary shares.

The Group is subject to the information requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission.

Any enquiry relating to ADS holdings should be addressed to:

Citibank NA, Shareholder Services, PO Box 2502, Jersey City, NJ 07303.

Telephone: +1 877 248 4237

Internet address: www.citibank.com/adr

ADS holders receive the annual and interim reports issued by the Group.

ADS dividends
ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Royal & Sun Alliance Insurance Group plc shares and receive all cash dividends in US dollars. These are usually paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with the Company’s US depositary Citibank NA. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them onto ADS holders.

ADS voting
Holders of ADSs as at 25 March 2003 will receive a voting instruction form from Citibank NA (the ADR Depositary) and details of the business of the Company to be raised at the forthcoming Annual General Meeting. ADS holders who wish to instruct the ADR Depositary to vote their ADSs at the Annual General Meeting should return their completed voting instruction form to Citibank NA no later than 10.00am (New York time) on 7 May 2003.

Shareholder information
For further information about Royal & SunAlliance, please contact our Group Communications team at:

Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW.

Telephone: +44 (0)20 7569 6136

Internet address: www.royalsunalliance.com

The Group’s share price is shown on Ceefax BBC2 page 223.

Registered Office and Worldwide Group Office
30 Berkeley Square, London W1J 6EW.

Telephone: +44 (0)20 7636 3450

Registered in England No 2339826.

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Frequently Asked Questions	Financial Calendar

Q	I have recently moved house. Who should I tell?

A	You need to notify Lloyds TSB Registrars in writing at the address on page 95, remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q	What do I do if I change my name?

A	To ensure the shares are registered in your new name, you will need to notify Lloyds TSB Registrars in writing. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), together with your share certificates and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q	My share certificate has been lost/stolen. What should I do to obtain a replacement? .

A	You should inform Lloyds TSB Registrars immediately. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Royal & SunAlliance from the potential misuse of the missing share certificate and must be returned before a new certificate can be issued

Q	I would like to transfer shares to someone I know. How do I arrange this?

A	As these transactions do not involve a stockbroker, you can use a stock transfer form. You can obtain a form from Lloyds TSB Registrars.

Q	My partner/relative has died. What should I do about their shareholding?

A	Contact Lloyds TSB Registrars and they will guide you through what you need to do.
Q	I have lost my dividend tax voucher. What do I do?

A	If you require a replacement dividend tax voucher you need to contact Lloyds TSB Registrars. A fee may be payable for this service.

Q	I would like to receive future communications electronically. How can I arrange this?

A

To receive shareholder information electronically you will need to register at www.shareview.co.uk and create your own portfolio. You will need your shareholder account number in order to access this service.

Q	I receive multiple sets of information whenever you send anything to me, how can I make sure that in future only one copy is sent?

A

If you have acquired shares on more than one occasion, your holding may have been recorded on the share register with slightly different details. As a result, two or more accounts may have been set up for you. Sometimes we need to maintain more than one account, for example, if you hold shares in your own name and also in joint names with your partner. However, sometimes multiple accounts can be amalgamated.

Please notify Lloyds TSB Registrars of any accounts you believe should be amalgamated. They will do so if it is possible. The General Enquiries form on the website can be used for this purpose.

Q	Having dividends paid directly into my bank sounds like a good idea. What do I need to do to arrange this?

A

You need to supply Lloyds TSB Registrars with details of the bank or building society account into which you would like all future dividends to be paid. You will find a form to do this on the back of previous dividend advices and on the website or you can phone the Lloyds TSB Registrars shareholder helpline and they will post one to you.

February
5 February 2003
Announcement of first 2003 preference dividend

March
5 March 2003
Ex dividend date for first 2003 preference dividend

6 March 2003
Announcement of results for 2002 and of recommended final ordinary dividend 7 March 2003 Record date for first 2003 preference dividend

April
1 April 2003
Payment of first 2003 preference dividend

30 April 2003
Ex dividend date for final ordinary dividend for 2002

May
2 May 2003
Record date for final ordinary dividend for 2002

8 May 2003*
Announcement of results for three months ending 31 March 2003

14 May 2003
Annual General Meeting

30 May 2003
Payment of final ordinary dividend for 2002

August
7 August 2003*
Announcement of results for six months ending 30 June 2003 and of interim ordinary dividend and second preference dividend for 2003

September
3 September 2003
Ex dividend date for second 2003 preference dividend

5 September 2003
Record date for second 2003 preference dividend

October
1 October 2003
Payment of second 2003 preference dividend

22 October 2003
Ex dividend date for interim ordinary dividend for 2003

24 October 2003
Record date for interim ordinary dividend for 2003

November
6 November 2003*
Announcement of results for nine months ending 30 September 2003

28 November 2003
Payment of interim ordinary dividend for 2003

March
March 2004*
Announcement of results for 2003 and of recommended final ordinary dividend

* Provisional date.

Designed and published by: Black Sun Plc +44 (0)20 7736 0011	This document is printed on Soporset paper stock, which is produced by an ISO 14001 accredited paper mill.

Photography: Julian Calder

Printed by: Butler & Tanner Ltd

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

www.royalsunalliance.com

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